Form 20-F
period 2006-12-31
ChinaGrowth North Acquisition CORP
filed 2007-07-02
CIK 1363613

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
            For the fiscal year ended December 31, 2006

OR

☐      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________
COMMISSION FILE NUMBER: 000-52414
CHINAGROWTH NORTH ACQUISITION CORP.
(Exact Name of Registrant as Specified in its Charter)
Cayman Islands
(Jurisdiction of incorporation or organization)
1818 Canggong Road, Fengxian,
Shanghai Chemical Industry Park
Shanghai, China 201417
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act
Units, consisting of one ordinary share and one warrant
Ordinary shares of common stock, par value $0.001 per share
Warrants to purchase ordinary shares of common stock
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None

The number of the registrant’s units, ordinary shares and warrants outstanding as of May 8, 2007 was 2,225,750, 3,889,250 and 3,664,250, respectively
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes      ☒  No

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐  Yes      ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☐  Yes      ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 126-2 of the Exchange Act. (Check one):
Large accelerated filer  ☐      Accelerated filer   ☐     Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
☐  Item 17      ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act).
☒  Yes      ☐  No

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

     We undertake no obligation to publicly update or revise any forward-looking statements contained in this annual report, or the documents to which we refer you in this annual report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

     ChinaGrowth North Acquisition Corporation is a Cayman Islands company that is referred to in this annual report on Form 20-F, as “ChinaGrowth North” “the company,” “we,” “us,” or “our.” This report should be read in conjunction with our audited consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this annual report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3. KEY INFORMATION

      A. Selected Financial Data

     The selected financial information set forth below has been derived from our audited financial statements for the period from May 3, 2006 (date of inception) to December 31, 2006. The information is only a summary and should be read in conjunction with our audited financial statements and notes thereto contained elsewhere herein. The financial results should not be construed as indicative of financial results for subsequent periods. See “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

Selected Financial Data
(Expressed in United States Dollars)

For the period from May 3,
2006
(Date of Inception)
through
December 31, 2006

Revenue	$—
Organization costs	16,722
Loss from operations	(16,722)
Interest income	1,789
Net loss for the period	$(14,933)
Net loss per share—basic and diluted	$(0.01)
Weighted average number of shares outstanding—basic and diluted	1,125,000

Balance Sheet Data:

December 31,
2006
Cash	$156,502
Deferred offering cost	212,621
Total assets	$369,123
Accrued offering costs	$149,056
Unsecured promissory notes	210,000
Total liabilities	359,056
Total shareholders’ equity	10,067
Total liabilities and shareholders’ equity	$369,123

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

      An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this Form 20-F before making a decision to invest in our units.

Risks Associated with our Business

We are a development stage company with no operating history and, accordingly, you will not have any basis on which to evaluate our ability to achieve our business objective.

We are a recently incorporated development stage company with no operating results to date. Since we do not have any operations or an operating history, you will have no basis upon which to evaluate our ability to achieve our business objective, which is to acquire one or more operating businesses in the People’s Republic of China (“PRC”) in any city or province north of the Yangtze River. We will not generate any revenues or income until, at the earliest, after the consummation of a business combination. The financial statements do not include any adjustments that might result from our ability to operate as a going concern.

If we are forced to liquidate the trust account before a business combination, our public shareholders will receive less than $8.00 per share upon distribution of the trust account and our warrants will expire worthless.

If we are unable to complete a business combination and are forced to liquidate our trust account, the per share liquidation redemption price to shareholders will be less than $8.00 because of the expenses incurred in our initial public offering, our general and administrative expenses and the anticipated costs of seeking a business combination. Upon liquidation of the trust account, public shareholders will be entitled to receive approximately $7.60 per share plus interest earned on their pro rata portion of the trust account (net of taxes payable thereon) which includes the $1,080,000 purchase price of the founding director warrants and $798,400 ($0.16 per share) of deferred underwriting discounts and commissions. While we will pay, or reserve for payment, from funds not held in trust, our liabilities and obligations, and our directors have agreed to indemnify us for such liabilities and obligations (to the extent we do not obtain waivers from creditors), we cannot assure you, where it is subsequently determined that the reserve for liabilities is insufficient, that shareholders will not be liable for such amounts to creditors. Furthermore, there will be no distribution with respect to our outstanding warrants and, accordingly, the warrants will expire worthless if we are forced to dissolve and subsequently liquidate the trust account before the completion of a business combination. For a more complete discussion of the effects on our shareholders if we are unable to complete a business combination, see “Item 4. Information on the Company—Effecting a Business Combination—Automatic Dissolution and Subsequent Liquidation if no Business Combination.”

Additionally, if we are forced to declare insolvency or a case for involuntary liquidation is filed against us which is not dismissed, the funds held in our trust account will be subject to applicable Cayman Islands’ insolvency law, and may be included in our estate and subject to the claims of third parties with priority over claims of our public shareholders. To the extent any claims deplete the trust account we cannot assure you we will be able to return to public shareholders the amounts payable to them upon a liquidation of the trust account.

If the cash not held in trust is insufficient to allow us to operate until January 29, 2009, we may be unable to complete a business combination.

We believe that the funds held by us outside the trust account will be sufficient to allow us to operate until January 29, 2009 (24 months from the consummation of our initial public offering), assuming that a business combination is not consummated during that time. However, we cannot assure you that our estimates will be accurate. We could use a portion of these funds to engage consultants to assist us with our search for a target business. We could also use a portion of these funds as a down payment or to fund a “no-shop” provision (a provision in letters of intent designed to prevent a target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business combination, although we do not have any current intention to do so. If we entered into such a letter of intent where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise), we may not have sufficient funds to continue searching for, or conduct due diligence with respect to, a target business.

Because there are numerous companies with a business plan similar to ours seeking to effectuate a business combination, it may be more difficult for us to complete a business combination.

Based upon publicly-available information, approximately 111 similarly structured blank check companies have completed initial public offerings since August 2003 and numerous others have filed registration statements. Of these companies, only 27 companies have consummated a business combination, while 26 other companies have announced they have entered into a definitive agreement for a business combination, but have not consummated such business combination. Accordingly, there are approximately 53 blank check companies with approximately $5.0 billion in trust that are seeking to carry out a business plan similar to our business plan. Furthermore, there are a number of additional offerings that are still in the registration process but have not completed initial public offerings and there are likely to be more blank check companies filing registration statements for initial public offerings after the date of this report and prior to our completion of a business combination. While some of those companies have specific industries in which they must complete a business combination, a number of them may consummate a business combination in any industry they choose. We may therefore be subject to competition from these and other companies seeking to consummate a business plan similar to ours which will, as a result, increase demand for privately-held companies to combine with companies structured similarly to ours. Further, the fact that only 27 of such companies have completed a business combination and 26 of such companies have entered into a definitive agreement for a business combination may be an indication that there are only a limited number of attractive target businesses available to such entities or that many privately-held target businesses may not be inclined to enter into business combinations with publicly held blank check companies like us. We cannot assure you that we will be able to successfully compete for an attractive business combination. Additionally, because of this competition, we cannot assure you that we will be able to effectuate a business combination within the required time periods. If we are unable to find a suitable target business within such time periods, our corporate existence will cease by operation of law and we will distribute only to our public shareholders the amount in our trust account (including interest) plus any remaining assets.

Based upon publicly-available information, approximately 111 similarly structured blank check companies (13 China and 15 Asia) have completed initial public offerings since August 2003 and numerous others have filed registration statements. Of these companies, only 27 companies have consummated a business combination, while 26 other company has announced it has entered into a definitive agreement for a business combination, but has not consummated such business combination. Accordingly, there are approximately 53 blank check companies (7 China and 8 Asia/Pacific) with approximately $5.0 billion in trust that are seeking to carry out a business plan similar to our business plan.

Based upon publicly-available information, there are 40 similarly structured blank check companies (4 China and 7 Asia/Pacific) with a planned $4.0 billion of gross proceeds currently in registration and waiting to complete initial public offerings.

If third parties bring claims against us, the proceeds held in trust could be reduced and the per-share liquidation redemption price received by shareholders will be less than $7.60 per share.

Our placing of funds in trust may not protect those funds from third party claims against us. Although we will seek to have all creditors, prospective target businesses or other entities with which we execute agreements waive any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements, or even if they execute such agreements that they would be prevented from bringing claims against the trust account. If any third party refused to execute an agreement waiving such claims to the monies held in the trust account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of our shareholders if such third party refused to waive such claims.

Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In any event, our management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be significantly more beneficial to us than any alternative. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and not seek recourse against the trust account for any reason. Accordingly, the proceeds held in trust could be subject to claims that could take priority over the claims of our public shareholders and the per-share liquidation price could be less than the $7.60 per share held in the trust account, plus interest (net of any taxes due on such interest, which taxes, if any, shall be paid from the trust account), due to claims of such creditors. If we are unable to complete a business combination and are forced to dissolve and subsequently liquidate the trust account, and a creditor or other third party does not waive any rights or claims to the trust account, our directors will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of various creditors, prospective target businesses or other entities that are owed money by us for services rendered or products sold to us, to the extent necessary to ensure that such claims do not reduce the amount in the trust account. Based on representations made to us by our officers and directors, we currently believe that they are of substantial means and capable of funding a shortfall in our trust account to satisfy their foreseeable indemnification obligations, but we have not asked them to reserve for such eventuality. The indemnification obligations may be substantially higher than our officers and directors currently foresee or expect and or their financial reserves may deteriorate in the future. Hence, we cannot assure you that our directors will be able to satisfy those obligations. We believe the likelihood of our directors having to indemnify the trust account is limited because we will endeavor to have all creditors and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account.

Additionally, if we are forced to declare insolvency or a case for involuntary liquidation is filed against us which is not dismissed, the funds held in our trust account will be subject to applicable Cayman Islands’ insolvency law, and may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any claims deplete the trust account we cannot assure you we will be able to return to our public shareholders the liquidation amounts payable to them.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them.

Our memorandum and articles of association provides that we will continue in existence only until June 29, 2008 (eighteen months from the consummation of our initial public offering) or until January 29, 2009 (twenty-four months from the consummation of our initial public offering) if a letter of intent, an agreement in principle, or a definitive agreement to complete a business combination has been entered into. If we have not completed a business combination by such date and amended this provision in connection thereto, our corporate existence will cease except for the purposes of winding up our affairs and liquidating. At this time the company will become subject to a voluntary liquidation procedure under the Companies Law (2004 Revision) of the Cayman Islands (the “Companies Law”). The company’s liquidator would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette, although in practice this notice requirement need not necessarily delay the distribution of assets if the liquidator is satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. We anticipate the trust account should be liquidated shortly following expiration of the 21 day period. As soon as the affairs of the company are fully wound-up, the liquidator must lay his final report and accounts before a final general meeting which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must make a return to the Registrar confirming the date on which the meeting was held and three months after the date of such filing the company is dissolved.

Additionally, in any liquidation proceedings of the company under Cayman Islands’ law, the funds held in our trust account may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any such claims deplete the trust account we cannot assure you we will be able to return to our public shareholders the liquidation amounts payable to them. Furthermore, a liquidator of the company might seek to hold a shareholder liable to contribute to our estate to the extent of distributions received by them pursuant to the dissolution of the trust account beyond the date of dissolution of the trust account. Additionally, we cannot assure you that third parties will not seek to recover from our shareholders amounts owed to them by us. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims for having paid public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

If we are unable to consummate a transaction within the necessary time periods, our purpose and powers will be limited to winding up and ultimately dissolving. Upon notice from us, the trustee of the trust account will distribute the amount in our trust account to our public shareholders as part of our plan of dissolution and distribution. Concurrently, we propose that our liabilities and obligations will be paid from funds not held in trust, although we cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the trust account for such purpose, our officers and directors have agreed that they will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us.

We may issue share capital to complete a business combination, which would reduce the equity interest of our shareholders and likely cause a change in control of our ownership.

Our amended and restated memorandum and articles of association authorizes the issuance of up to 20,000,000 ordinary shares, par value $.001 per share, and 1,000,000 shares of preferred shares, par value $.001 per share. As of June 20, 2007, there are 7,365,000 authorized but unissued ordinary shares available for issuance (after appropriate reservation for the issuance of shares upon full exercise of our outstanding warrants including the underwriters’ unit purchase option) and all of the 1,000,000 shares of preferred shares available for issuance. Although currently we have no commitments to issue our securities, we may issue a substantial number of additional ordinary shares or preferred shares, or a combination of ordinary shares and preferred shares, to complete a business combination. The issuance of additional ordinary shares or any number of our preferred shares:

  may significantly reduce the equity interest of investors;

  may subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded to our ordinary shares;

  will likely cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and most likely also result in the resignation or removal of our present officers and directors; and

  may adversely affect prevailing market prices for our ordinary shares.

For a more complete discussion of the possible structure of a business combination, see “Item 4. Information on the Company—Effecting a Business Combination—Selection of a Target Business and Structuring of a Business Combination.”

Subject to certain exceptions, we will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business.

While we have agreed with the underwriters not to consummate a business combination with an entity that is affiliated with our existing shareholders, officers or directors without obtaining an opinion from an independent investment banking firm, we have not agreed to obtain such an opinion if we enter into a business combination with an unaffiliated entity unless our board is unable, at the time of the proposed business combination, to sufficiently determine without such an opinion the fair market value of the target business. As a result, our shareholders may not have the benefit of an independent, third party opinion in determining the valuation of the target business.

The ability of our shareholders to exercise their redemption rights may not allow us to effectuate the most desirable business combination or optimize our capital structure.

When we seek shareholder approval of any business combination, we will offer each public shareholder the right to have his, her or its ordinary shares redeemed for cash if the shareholder votes against the business combination and the business combination is approved and completed. Accordingly, if our business combination requires us to use substantially all of our cash to pay the purchase price, because we will not know how many shareholders may exercise such redemption rights, we may either need to reserve part of the trust account for possible payment upon such redemption, or we may need to arrange third party financing to help fund our business combination in case a larger percentage of shareholders exercise their redemption rights than we expect. Therefore, we may not be able to consummate a business combination that requires us to use all of the funds held in the trust account as part of the purchase price, or we may end up having a leverage ratio that is not optimal for our business combination. This may limit our ability to effectuate the most attractive business combination available to us.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete a business combination, which may adversely affect our leverage and financial condition.

Although we have no commitments as of the date of this Form 20-F to issue any notes or other debt securities, or to otherwise incur outstanding debt, we may choose to incur substantial debt to complete a business combination. The incurrence of debt could result in:

  default and foreclosure on our assets if our operating cash flow after a business combination were insufficient to pay our debt obligations;

  acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant were breached without a waiver or renegotiation of that covenant;

  our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand;

  covenants that limit our ability to acquire capital assets or make additional acquisitions; and

  our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

Our ability to effect a business combination and to execute any potential business plan afterwards will be totally dependent upon the efforts of our key personnel, some of whom may join us following a business combination and whom we would have only a limited ability to evaluate.

Our ability to effect a business combination will be totally dependent upon the efforts of our key personnel. The future role of our key personnel following a business combination, however, cannot presently be fully ascertained. Although some of our key personnel may remain associated with the target business following a business combination, some or all of the management of the target business may remain in place. While we intend to closely scrutinize any additional individuals we engage after a business combination, we cannot assure you that our assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company as well as with United States securities laws, which could cause us to have to expend time and resources helping them become familiar with such laws. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations. Moreover, our current management will only be able to remain with the combined company after the consummation of a business combination if they are able to negotiate and agree to mutually acceptable employment terms, which would be determined at such time between the respective parties and which may be a term of the business combination, as part of any such combination, which terms would be disclosed to shareholders in any proxy statement relating to a business combination. If we acquired a target business in an all-cash transaction, it would be more likely that current members of management would remain with us if they chose to do so. If a business combination were structured such that the shareholders of the target company were to control the combined company following a business combination, it may be less likely that management would remain with the combined company unless it was negotiated as part of the transaction via the acquisition agreement, an employment agreement or other arrangement. In making the determination as to whether current management should remain with us following the business combination, management will analyze the experience and skill set of the target business’s management and negotiate as part of the business combination that certain members of current management remain if it is believed that it is in the best interests of the combined company post-business combination.

If management were to negotiate to be retained by the company post-business combination as a condition to any potential business combination, such negotiations may result in a conflict of interest.

Our current management will only be able to remain with the combined company after the consummation of a business combination if they are able to negotiate mutually agreeable employment terms as part of any such business combination, which terms would be disclosed to shareholders in any proxy statement relating to such transaction. The financial interest of our officers and directors, including any compensation arrangements, could influence their motivation in selecting, negotiating and structuring a transaction with a target business, and thus, there may be a conflict of interest when determining whether a particular business combination is in the shareholders’ best interest.

Our officers and directors may allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to consummate a business combination.

Our officers and directors are not required to commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and other businesses. We do not intend to have any full time employees prior to the consummation of a business combination. Each of our officers is engaged in several other business endeavors and is not obligated to contribute any specific number of hours per week to our affairs. If our officers’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate a business combination. For a discussion of potential conflicts of interest that you should be aware of, see “Item 6. Directors, Senior Management and Employees—Conflicts of Interest.” We cannot assure you that these conflicts will be resolved in our favor.

Our officers and directors are currently affiliated with entities engaged in business activities similar to those intended to be conducted by us and accordingly, may have conflicting fiduciary duties in determining to which entity a particular business opportunity should be presented.

Certain of our officers and directors are currently involved in other businesses that are similar to the business activities that we intend to conduct following a business combination. Due to these existing affiliations, they may have conflicting fiduciary obligations with regard to presenting certain potential business opportunities to those entities that may be of interest to us. Our officers and directors may in the future become affiliated with other entities, including other “blank check” companies, engaged in business activities similar to those we intend to conduct. Certain members of our management are affiliated with the following such entities: Chum Capital Group Ltd., Chum Investment Corporation, Shanghai Jinqiaotong Corporation Enterprise Developments Ltd., Alpha Capital Ltd., Insight High Technology Co., Ltd., Global Vestor Capital Partners LLC, Shanghai Raychem Industries Co., Ltd.,Yihua Investment Co. Ltd., Groworld U.S. Inc., PharmaSource Inc. Venture Link Assets Ltd. and Guorun Group Ltd. For a complete discussion of our management’s business affiliations and the potential conflicts of interest that you should be aware of, see “Item 4. Directors, Senior Management and Employees—Directors and Executive Officers” and “Item 4. Directors, Senior Management and Employees—Conflicts of Interest.” We cannot assure you that these conflicts will be resolved in our favor.

We may seek a business combination with a target business with which one or more of our existing shareholders may be affiliated.

Our officers and directors are not currently aware of any specific opportunities to consummate a business combination with any entities with which they are affiliated; however, if we become aware of an opportunity to seek a business combination with a target business with which one or more of our existing shareholders may be affiliated, conflicts of interest could arise in connection with negotiating the terms of and completing the business combination. Accordingly, such officers and directors may become subject to conflicts of interest regarding us and other business ventures in which they may be involved, which conflicts may have an adverse effect on our ability to consummate a business combination. In the event the Company decides to pursue such a business combination, it will obtain a fairness opinion from an independent investment banking firm that the business combination is fair to our shareholders from a financial point of view.

In addition, certain of our officers and directors have had discussions on behalf of their affiliated entities to acquire target companies in the PRC. The Company will not enter into discussions to acquire these target companies. As a result, the number of target companies available to the Company may be reduced.

None of our officers or directors, senior advisors or any of their affiliates, has ever been affiliated with a blank check company which could adversely affect our ability to consummate a business combination.

None of our officers or directors, senior advisors or any of their affiliates, has ever been affiliated with a blank check company. Accordingly, you may not have sufficient information with which to evaluate the ability of our management team to identify and complete a business combination using the proceeds of our initial public offering. Our management’s lack of experience in operating a blank check company could adversely affect our ability to consummate a business combination and could result in us automatically dissolving and subsequently liquidating the trust account. Upon an automatic dissolution and liquidation of the trust account, our shareholders could receive less than the amount they paid for our securities, causing them to incur significant financial losses.

All of our officers and directors own shares of our securities that will not participate in the liquidation of the trust account and therefore they may have a conflict of interest in determining whether a particular target business is appropriate for a business combination

All of our officers and directors, directly or indirectly, own ordinary shares in our company that were issued prior to our initial public offering but have waived their right to receive distributions with respect to these shares upon a liquidation of the trust account if we are unable to complete a business combination. Additionally, our officers and directors have purchased $1,080,000 of warrants directly from us in a private placement transaction prior to the closing of our initial public offering at a purchase price of $1.20 per warrant. The purchase of founding director warrants, together with any other acquisitions of our shares (or warrants which are subsequently exercised), could allow the existing shareholders to influence the outcome of matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions after completion of our initial business combination. The warrants owned by our officers and directors will be worthless if we do not consummate a business combination. The personal and financial interests of these individuals may influence their motivation in identifying and selecting a target business and completing a business combination in a timely manner. Consequently, our officers and directors’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest.

Our existing shareholders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the portion of net proceeds of our initial public offering that is not placed in the trust account, unless the business combination is consummated, and therefore they may have a conflict of interest.

Our existing shareholders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the portion of net proceeds of our initial public offering that is not placed in the trust account, unless the business combination is consummated. The financial interest of such persons could influence their motivation in selecting a target business and thus, there may be a conflict of interest when determining whether a particular business combination is in the shareholders’ best interest.

The obligation that we have to seek shareholder approval of a business combination may delay the consummation of a transaction.

The obligation that we have to seek shareholder approval of a business combination may delay the consummation of a transaction. Additionally, our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Any of these obligations may place us at a competitive disadvantage in successfully negotiating a business combination. Furthermore, our negotiating position with any potential target may be harmed as we approach the deadline for the consummation of a business combination, as such target business will know that our deadline cannot be extended. Because only approximately 53 of the approximately 111 blank checks companies that have gone public in the United States since August 2003 have either consummated a business combination or entered into a definitive agreement for a business combination, it may indicate that there are fewer attractive target businesses available to such entities like our company or that many privately held target businesses are not inclined to enter into these types of transactions with publicly held blank check companies like ours. If we are unable to consummate a business combination with a target business within the prescribed time periods, we will be forced to liquidate.

It is probable that we will only be able to complete one business combination, which will cause us to be solely dependent on a single business.

The net proceeds from our initial offering and the sale of the founding director warrants provided us with approximately $37,924,000 (including approximately $798,400 being held in the trust account which represent deferred underwriting discounts and commissions), which, except with respect to the deferred underwriting discounts and commissions, we may use to complete a business combination, including expenses in connection therewith. Our initial business combination must be with a business or businesses with a fair market value of at least 80% of our net assets held in trust (net of taxes) at the time of such transaction. We currently have no restrictions on our ability to seek additional funds through the sale of securities or through loans. As a consequence, we could seek to acquire a target business that has a fair market value significantly in excess of 80% of our net assets held in trust (net of taxes). Although as of the date of this Form 20-F we have not engaged or retained, or entered into any agreements with, any third party regarding any such potential financing transactions, we could seek to fund such a business combination by raising additional funds through the sale of our securities or through loan arrangements. However, if we were to seek such additional funds, any such arrangement would only be consummated simultaneously with our consummation of a business combination. Consequently, it is probable that we will have the ability to complete only a single business combination, although this may entail the simultaneous acquisitions of several assets or closely related operating businesses at the same time. However, should our management elect to pursue more than one acquisition of target businesses simultaneously, our management could encounter difficulties in consummating all or a portion of such acquisitions due to a lack of adequate resources, including the inability of management to devote sufficient time to the due diligence, negotiation and documentation of each acquisition. Furthermore, even if we complete the acquisition of more than one target business at substantially the same time, there can be no assurance that we will be able to integrate the operations of such target businesses.

Accordingly, the prospects for our ability to effect our business strategy may be:

  solely dependent upon the performance of a single business; or

  dependent upon the development or market acceptance of a single or limited number of products, processes or services.

In this case, we will not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry. Furthermore, since our business combination may entail the simultaneous acquisitions of several assets or operating businesses at the same time and may be with different sellers, we will need to convince such sellers to agree that the purchase of their assets or businesses is contingent upon the simultaneous closings of the other acquisitions.

We may be unable to obtain additional financing, if required, to complete a business combination or to fund the operations and growth of the target business, which could compel us to restructure the transaction or abandon a particular business combination.

Although we believe that the net proceeds of our initial public offering will be sufficient to allow us to consummate a business combination, in as much as we have not yet identified any prospective target business, we cannot ascertain the capital requirements for any particular transaction. If the net proceeds of our initial public offering prove to be insufficient, either because of the size of the business combination or the depletion of the available net proceeds in search of a target business, or because we become obligated to redeem into cash a significant number of shares from dissenting shareholders, we will be required to seek additional financing. We cannot assure you that such financing would be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination, we would be compelled to restructure the transaction or abandon that particular business combination and seek an alternative target business candidate. In addition, it is possible that we could use a portion of the funds not in the trust account to make a deposit, down payment or fund a “no-shop” provision with respect to a proposed business combination, although we do not have any current intention to do so. In the event that we were ultimately required to forfeit such funds (whether as a result of our breach of the agreement relating to such payment or otherwise), we may not have a sufficient amount of working capital available outside of the trust account to conduct due diligence and pay other expenses related to finding a suitable business combination without securing additional financing. If we are unable to secure additional financing, we would most likely fail to consummate a business combination in the allotted time and would be forced to dissolve and liquidate the trust account, resulting in a loss of a portion of your investment. In addition, if we consummate a business combination, we may require additional financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or shareholders is required to provide any financing to us in connection with or after a business combination. For a more complete discussion regarding our automatic dissolution and subsequent liquidation if we cannot consummate a business combination, see “Item 4. Information on the Company—Effecting a Business Combination—Automatic Dissolution and Subsequent Liquidation if no Business Combination.”

Our existing shareholders, including our officers and directors, control a substantial interest in us and thus may influence certain actions requiring shareholder vote.

Our existing shareholders (including all of our officers and directors) collectively own 18.4% of our issued and outstanding ordinary shares. Our officers and directors also have purchased $1,080,000 of warrants directly from us prior to the closing of our initial public offering at a price per warrant of $1.20. The purchase of the founding director warrants, together with any other acquisitions of our shares (or warrants which are subsequently exercised), could allow the existing shareholders to influence the outcome of matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions after completion of our initial business combination. These warrants cannot be sold until after consummation of a business combination; however, they may be able to transfer such warrants in certain limited circumstances such as by will in the event of their death, but the transferees receiving such warrants will be subject to the same sale restrictions imposed on our officers and directors and their designees. None of our other existing shareholders, officers and directors has indicated to us that they intend to purchase units in the offering.

Our board of directors is divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. It is unlikely that there will be an annual meeting of shareholders to elect new directors prior to the consummation of a business combination, in which case all of the current directors will continue in office at least until the consummation of the business combination. If there is an annual meeting, as a consequence of our “staggered” board of directors, initially only a minority of the board of directors will be considered for election and our existing shareholders, because of their ownership position, will have considerable influence regarding the outcome. Accordingly, our existing shareholders will continue to exert control at least until the consummation of a business combination. In addition, our existing shareholders and their affiliates and relatives are not prohibited from purchasing units in the open market. If they do, we cannot assure you that our existing shareholders will not have considerable influence upon the vote in connection with a business combination.

Our founding director warrants are non-redeemable provided they are held by the initial purchasers or their permitted transferees, which could provide such purchasers the ability to realize a larger gain than our public warrants holders.

The warrants held by our public warrant holders (including the warrants subject to the underwriters’ unit purchase option) may be called for redemption at any time after the warrants become exercisable:

  in whole and not in part;

  at a price of $.01 per warrant;

  upon a minimum of 30 days’ prior written notice of redemption to each warrant holder;

  if, and only if, the last sale price of the ordinary shares equals or exceeds $11.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders; and

  if there is an effective registration statement allowing for the resale of shares underlying the warrants.

As a result of the founding director warrants not being subject to the redemption features that our publicly held warrants are subject to, holders of the founding director warrants, or their permitted transferees, could realize a larger gain than our public warrant holders.

Our outstanding warrants and unit purchase option may have an adverse effect on the market price of ordinary shares and make it more difficult to effect a business combination.

In connection with our initial public offering, as part of the units (but not including any over-allotments issued to the underwriters), and in connection with the sale of 900,000 founding director warrants, we issued warrants to purchase 4,500,000 ordinary shares. We also issued an option to purchase 315,000 units to Morgan Joseph & Co. which, if exercised, will result in the issuance of an additional 315,000 ordinary shares and 315,000 warrants. To the extent we issue ordinary shares to effect a business combination, the potential for the issuance of substantial numbers of additional shares upon exercise of these warrants and option could make us a less attractive acquisition vehicle in the eyes of a target business as such securities, when exercised, will increase the number of issued and outstanding ordinary shares and reduce the value of the shares issued to complete the business combination. Accordingly, our warrants and Morgan Joseph & Co.’s unit purchase option may make it more difficult to effectuate a business combination or increase the cost of the target business. Additionally, the sale, or even the possibility of sale, of the shares underlying the warrants and unit purchase option could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. If and to the extent these warrants and unit purchase option are exercised, you may experience dilution to your holdings.

If our existing shareholders and purchasers of the founding director warrants exercise their registration rights, it may have an adverse effect on the market price of our ordinary shares and the existence of these rights may make it more difficult to effect a business combination.

Our existing shareholders are entitled to require us to register the resale of their ordinary shares at any time after the date on which their shares are released from escrow, which, except in limited circumstances, will not be before one year from the consummation of a business combination. In addition, the holders of the founding director warrants can demand that we register those warrants and the underlying ordinary shares at anytime after the date on which their shares are released from escrow, which, except in limited circumstances, will not be before the consummation of a business combination. If our existing shareholders and the holders of the founding director warrants exercise their registration rights with respect to all of their ordinary shares and warrants, then there will be an additional 1,125,000 ordinary shares and 900,000 warrants or up to 900,000 ordinary shares issued upon exercise of the founding director warrants that will be eligible for trading in the public market. The presence of this additional number of securities eligible for trading in the public market may have an adverse effect on the market price of our ordinary shares. In addition, the existence of these rights may make it more difficult to effectuate a business combination or increase the cost of the target business, as the shareholders of the target business may be discouraged from entering into a business combination with us or will request a higher price for their securities as a result of these registration rights and the potential future effect their exercise may have on the trading market for our ordinary shares.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it more difficult for us to complete a business combination.

In the event we do not automatically dissolve and the funds must remain in trust for an indeterminable amount of time, we may be considered an investment company and thus required to comply with the Investment Company Act of 1940. If we are deemed to be an investment company under the Investment Company Act of 1940, as amended, we may be subject to certain restrictions that may make it more difficult for us to complete a business combination, including:

  restrictions on the nature of our investments; and

  restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including:

  registration as an investment company;

  adoption of a specific form of corporate structure; and

  reporting, record keeping, voting, proxy compliance policies and procedures and disclosure requirements and other rules and regulations.

We do not believe that our anticipated principal activities will subject us to the Investment Company Act of 1940, as amended. To this end, the proceeds held in trust may only be invested by the trust agent in “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. By restricting the investment of the proceeds to these instruments, we intend to avoid being deemed an investment company within the meaning of the Investment Company Act of 1940. The escrow account and the purchase of government securities for the account is intended as a holding place for funds pending the earlier to occur of either: (i) the consummation of our primary business objective, which is a business combination, or (ii) absent a business combination, our automatic dissolution and subsequent liquidation of our trust account. If we were deemed to be subject to that act, compliance with these additional regulatory burdens would require additional expense for which we have not budgeted.

Our directors may not be considered “independent” under the policies of the North American Securities Administrators Association, Inc. and may not have the benefit of independent directors examining our financial statements and the priority of expenses incurred on our behalf subject to reimbursement.

All of our officers and directors own ordinary shares, and no salary or other compensation will be paid to our officers or directors for services rendered by them on our behalf prior to or in connection with a business combination. We do not believe that any of the members of our board of directors are “independent” as that term is commonly used. As a result, under the policies of the North American Securities Administrators Association, Inc., because our directors may receive reimbursement for out-of-pocket expenses incurred by them in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, it is likely that state securities administrators would take the position that we do not have the benefit of independent directors examining the propriety of expenses incurred on our behalf and subject to reimbursement. Additionally, there is no limit on the amount of out-of-pocket expenses that could be incurred and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which would include persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. Although we believe that all actions taken by our directors on our behalf will be in our best interests, whether or not any directors are deemed to be “independent,” we cannot assure you that this will actually be the case. If actions are taken or expenses are incurred that are actually not in our best interests, it could have a material adverse effect on our business and operations and the price of our shares held by the public shareholders.

Since we have not currently selected a prospective target business with which to complete a business combination and are not limited to any particular industry, investors are unable to currently ascertain the merits or risks of the target business’s operations.

Since we have not yet identified a prospective target and are not limited to any particular industry, investors have no current basis to evaluate the possible merits or risks of the target business’s operations. To the extent we complete a business combination with a financially unstable company, an entity in its development stage and an entity subject to unknown or unmanageable liabilities, we may be affected by numerous risks inherent in the business operations of those entities. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors. We also cannot assure you that an investment in our units will not ultimately prove to be less favorable to our investors than a direct investment, if an opportunity were available, in a target business. For a more complete discussion of our selection of a target business, see “Item 4. Information about the Company—Proposed Business—Effecting a Business Combination—We have not Identified a Target Business.”

Acquisitions that we may undertake would involve a number of inherent risks, any of which could cause us not to realize the benefits anticipated to result.

It is possible that, following our initial acquisition, our strategy will include expanding our operations and other capabilities through acquisitions of businesses and assets. Acquisition transactions involve various inherent risks, such as:

  uncertainties in assessing the value, strengths and potential profitability of, and identifying the extent of all weaknesses, risks, contingent and other liabilities (including environmental liabilities) of, acquisition or other transaction candidates;

  the potential loss of key customers, management and employees of an acquired business;

  the ability to achieve identified operating and financial synergies anticipated to result from an acquisition or other transaction;

  problems that could arise from the integration of the acquired business; and

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition or other transaction rationale.

Any one or more of these factors could cause us not to realize the benefits anticipated to result from the acquisition of businesses or assets or could result in unexpected liabilities associated with these acquisition candidates.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

If we are determined to be a passive foreign investment company, known as a “PFIC”, U.S. holders (as defined in the section of this Form 20-F captioned “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company”) could be subject to adverse United States federal income tax consequences. Specifically, if we are determined to be a PFIC for any taxable year, each U.S. holder may be subject to increased tax liabilities under U.S. tax laws and regulations and may be subject to additional reporting requirements. The determination of whether we are a PFIC will be made on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the market value of our ordinary shares from time to time, which may be volatile. In general, we will be classified as a PFIC for any taxable year in which either (1) at least 75% of our gross income is passive income or (2) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, cash, including working capital, and investments are considered assets that produce or are held for the production of passive income. Newly formed corporations, such as us, are excepted out of the PFIC rules for their first year of existence. In addition, we expect to conduct our affairs in a manner so that we will not qualify as a PFIC in the foreseeable future. Our determination of whether we are a PFIC is not binding on the Internal Revenue Service. We cannot assure you that we will not be a PFIC in any future year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. holders, see the section of this Form 20-F captioned “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

We are a company incorporated under the laws of the Cayman Islands, and substantially all of our assets are located outside the United States. In addition, certain of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or officers. Moreover, we have been advised that the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. Further, it is unclear if extraction treaties now in effect between the United States and the PRC would permit effective enforcement of criminal penalties of the United States federal securities laws.

Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the Companies Law (2004 Revision) of the Cayman Islands (as the same may be supplemented or amended from time to time), or the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

  to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

  to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company. For a discussion of certain differences between the provisions of the Companies Law and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Certain Differences in Corporate Law.”

If our ordinary shares become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

If at any time we have net tangible assets of $5,000,000 or less and our ordinary shares have a market price per share of less than $5.00, transactions in our ordinary shares may be subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

  make a special written suitability determination for the purchaser;

  receive the purchaser’s written agreement to a transaction prior to sale;

  provide the purchaser with risk disclosure documents that identify certain risks associated with investing in “penny stocks” and that describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

  obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

If our ordinary shares become subject to these rules, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

Our securities are quoted on the OTC Bulletin Board which limits the liquidity and price of our securities more than if our securities were quoted or listed on the Nasdaq Stock Market or a national exchange.

Our securities are traded in the over-the-counter market. They are quoted on the OTC Bulletin Board, a NASD-sponsored and operated inter-dealer automated quotation system for equity securities not included in the Nasdaq Stock Market. Quotation of our securities on the OTC Bulletin Board limits the liquidity and price of our securities more than if our securities were quoted or listed on The Nasdaq Stock Market or a national exchange.

There are limitations in connection with the availability of quotes and order information on the OTCBB.

Trades and quotations on the OTCBB involve a manual process and the market information for such securities cannot be guaranteed. In addition, quote information, or even firm quotes, may not be available. The manual execution process may delay order processing and intervening price fluctuations may result in the failure of a limit order to execute or the execution of a market order at a significantly different price. Execution of trades, execution reporting and the delivery of legal trade confirmation may be delayed significantly. Consequently, one may not be able to sell our ordinary shares at the optimum trading prices.

There are delays in order communication on the OTCBB.

Electronic processing of orders is not available for securities traded on the OTCBB and high order volume and communication risks may prevent or delay the execution of one’s OTCBB trading orders. This lack of automated order processing may affect the timeliness of order execution reporting and the availability of firm quotes for shares of our common stock, due to the manual nature of the market. Consequently, one may not be able to sell shares of our common stock at the optimum trading prices.

Risks Associated with our Acquisition of a Target in the PRC

After a business combination, substantially all of our assets could be located in China and substantially all of our revenue will be derived from our operations in China. Accordingly, our results of operations and prospects will be subject, to a significant extent, to the economic, political and legal developments in China.

The PRC’s economic, political and social conditions, as well as government policies, could affect our business. The PRC economy differs from the economies of most developed countries in many respects, including:

  the amount of government involvement;

  the level of development;

  the growth rate;

  the control of foreign exchange; and

  the allocation of resources.

Our ability to find an attractive target business with which to consummate a business combination is based on the assumption that the Chinese economy will continue to grow. The PRC’s economic growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us, depending on the industry in which we engage in a business combination. For example, our financial condition and results of operations may be adversely affected by PRC government control over capital investments or changes in tax regulations that are applicable to a potential target business and a business combination.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the use of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot assure you that China’s economic, political or legal systems will not develop in a way that becomes detrimental to our business, results of operations and prospects. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the PRC economy that the government believed to be overheating, including placing additional limitation on the ability of commercial banks to make loans by raising bank reserve-against-deposit rates. Our activities may be materially and adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.

A recent positive economic change has been the PRC’s entry into the World Trade Organization, or WTO, the sole global international organization dealing with the rules of trade between nations. It is believed that the PRC’s entry will ultimately result in a reduction on tariffs for industrial products, a reduction in trade restrictions and an increase in trading with the United States. However, the PRC has not fully complied with all of its WTO obligations to date, including fully opening its markets to American goods and easing the current trade imbalance between the two countries. If actions are not taken to rectify these problems, trade relations may be strained and this may have a negative impact on China’s economy.

If political relations between the PRC and the United States or Europe deteriorate, it could cause potential target businesses or their goods or services to become less attractive.

The relationship between the PRC and the United States and Europe is subject to sudden fluctuation and periodic tension. For instance, the United States recently announced its intention to impose new short-term quotas on Chinese clothing imports, which may be extended for several years. Such import quotas may adversely affect political relations between the two countries and result in retaliatory countermeasures by the PRC in industries that may affect our ultimate target business. Relations may also be compromised if the U.S. or Europe becomes a more vocal advocate of Taiwan or proceeds to sell certain military weapons and technology to Taiwan. Changes in political conditions in the PRC and changes in the state of Sino-U.S. relations and Sino-Europe relations are difficult to predict and could adversely affect our operations or cause potential target businesses or their goods and services to become less attractive. Because we are not limited to any specific industry, there is no basis for our investors to evaluate the possible extent of any impact on our ultimate operations if relations are strained between the PRC and either the United States or Europe.

If the PRC imposes restrictions to reduce inflation, future economic growth in the PRC could be severely curtailed, which could lead to a significant decrease in our profitability following a business combination.

While the economy of the PRC has experienced rapid growth, this growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the supply of money and rising inflation. If prices for the products of our ultimate target business rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, the PRC has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. If similar restrictions are imposed, it may lead to a slowing of economic growth. Because we are not limited to any specific industry, the ultimate industry that we operate in may be affected more severely by such a slowing of economic growth.

Because Chinese law will govern almost all of any target business’ material agreements, we may not be able to enforce our rights within the PRC or elsewhere, which could result in a significant loss of business, business opportunities or capital.

Chinese law will govern almost all of our target business’ material agreements, many of which may be with Chinese governmental agencies. We cannot assure you that the target business will be able to enforce any of its material agreements or that remedies will be available outside of the PRC. The system of laws and the enforcement of existing laws in the PRC may not be as certain in implementation and interpretation as in the United States. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

Additionally, after the consummation of a business combination, it is likely that substantially all of our assets will be located outside of the United States and some of our officers and directors may reside outside of the United States. As a result, it may not be possible for investors in the United States to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws. Moreover, we have been advised that the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement of criminal penalties of the Federal securities laws.

Many industries in China are subject to government regulations that limit or prohibit foreign investments in such industries, which may limit the potential number of acquisition candidates.

The Chinese government has imposed regulations in various industries that would limit foreign investors’ equity ownership or prohibit foreign investments altogether in companies that operate in such industries. As a result, the number of potential acquisition candidates available to us may be limited.

If we acquire a target business through contractual arrangements with one or more operating businesses in China, such contracts may not be as effective in providing operational control as direct ownership of such businesses and may be difficult to enforce.

To comply with applicable Chinese regulations, we may effect a business combination by paying consideration to the owners of the target business and then making contractual arrangements between our company, subsidiaries and/or affiliates and Chinese companies holding the licenses required to engage in the specific industry of the target business and its stockholders. In that case, the target business would be owned by Chinese residents (most likely designated by our company) rather than directly by our company. If we choose to effect this type of business combination, we would expect to negotiate agreements that are designed to give us the full economic benefits and control comparable to those we would enjoy with full direct ownership. However, these contractual arrangements may not be as effective in providing us with the same economic benefits or control over a target business as direct ownership would. For example, if the target business or any other entity fails to perform its obligations under these contractual arrangements, we may have to incur substantial costs and expend substantial resources to enforce such arrangements, and rely on legal remedies under Chinese law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be sufficient to off-set the cost of enforcement and may adversely affect the benefits we expect to receive from the business combination.

Moreover, we expect that the contractual arrangements upon which we would be relying would be governed by Chinese law and would be the only basis of providing resolution of disputes which may arise through either arbitration or litigation in China. Accordingly, these contracts would be interpreted in accordance with Chinese law and any disputes would be resolved in accordance with Chinese legal procedures. Uncertainties in the Chinese legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert the effective level of control or receive the full economic benefits of full direct ownership over the target business.

Although it has no current plans to do so, we may seek to enter into a contractual arrangement with a third party entity in satisfaction of its obligation to acquire a business with 80% of its net assets. A contractual arrangement may result in us owning less than a majority of the capital stock or voting stock of the third party. As a result, we may have less control over the operations of the entity. Our ability to control the operations of the entity may be hampered by our inability to elect a majority of directors or to appoint management or replace directors and management. This lack of control may result in our inability to change the direction of the entity if we were in disagreement with the direction of the entity.

If the PRC enacts regulations in more industry segments which forbid or restrict foreign investment, our ability to consummate a business combination could be severely impaired.

Many of the rules and regulations that companies face in China are not explicitly communicated. If new laws or regulations forbid foreign investment in industries in which we want to complete a business combination, they could severely impair our choice of candidate pool of potential target businesses. Additionally, if the relevant Chinese authorities find us or the target business with which we ultimately complete a business combination to be in violation of any existing or future Chinese laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

  levying fines;

  revoking our business and other licenses;

  requiring that we restructure our ownership or operations; and

  requiring that we discontinue any portion or all of our business.

Because any target business that we attempt to complete a business combination with will be required to provide our shareholders with financial statements prepared in accordance with and reconciled to United States generally accepted accounting principles, prospective target businesses may be limited.

In accordance with requirements of United States federal securities laws, in order to seek shareholder approval of a business combination, a proposed target business will be required to have certain financial statements which are prepared in accordance with, or which can be reconciled to, United States generally accepted accounting principles and audited in accordance with United States generally accepted auditing standards. To the extent that a prospective target business does not have financial statements which have been prepared with, or which can be reconciled to, United States generally accepted accounting standards, and audited in accordance with United States generally accepted auditing standards, we will not be able to acquire such target business. These financial statement requirements may limit the pool of potential target businesses which we may acquire.

Any devaluation of currencies used in the PRC could negatively impact our target business’ results of operations and cause the cost of a target business as measured in dollars to increase.

Because our objective is to acquire a target business having its primary operating facilities located in the PRC, and because substantially all revenues and income would be received in a foreign currency such as Renminbi, the main currency used in the PRC, the dollar equivalent of our net assets and distributions, if any, would be adversely affected by reductions in the value of the Renminbi. The value of the Renminbi fluctuates and is affected by, among other things, changes in the PRC’s political and economic conditions. The conversion of Renminbi into foreign currencies such as the dollar has been generally based on rates set by the People’s Bank of China, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. The official exchange rate had remained stable over the past several years. However, China recently adopted a floating rate with respect to the Renminbi. As a result, the exchange rate of the Renminbi recently rose to approximately 7.80 against the dollar, as of December 31, 2006, amounting to a 5.6% appreciation of the Renminbi since July 2005. This floating exchange rate, and any appreciation of the Renminbi that may result from such rate, could cause the cost of a target business as measured in dollars to increase.

Fluctuations in the value of the Renminbi relative to foreign currencies could affect our operating results.

We will prepare our financial statements in United States dollars, but payroll and other costs of non-United States operations will be payable in foreign currencies, primarily Renminbi. To the extent future revenue is denominated in non-United States currencies, we would be subject to increased risks relating to foreign currency exchange rate fluctuations that could have a material adverse affect on our business, financial condition and operating results. The value of Renminbi against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. As our operations will be primarily in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert United States dollars into Chinese Renminbi for our operations, appreciation of this currency against the United States dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our Renminbi into United States dollars for other business purposes and the United States dollar appreciates against this currency, the United States dollar equivalent of the Renminbi we convert would be reduced. The Chinese government recently announced that it is pegging the exchange rate of the Renminbi against a number of currencies, rather than just the United States dollar. Fluctuations in the Renminbi exchange rate could adversely affect our ability to find an attractive target business with which to consummate a business combination and to operate our business after a business combination.

Recent changes in the PRC’s currency policies may cause a target business’ ability to succeed in the international markets to be diminished.

Historically, the PRC “pegged” its currency to the United States dollar. This meant that each unit of Chinese currency had a set ratio for which it could be exchanged for United States currency, as opposed to having a floating value like other countries’ currencies. Many countries argued that this system of keeping the Chinese currency low when compared to other countries gave Chinese companies an unfair price advantage over foreign companies. Due to mounting pressure from outside countries, the PRC recently reformed its economic policies to establish a floating value. As a result of this policy reform, target companies may be adversely affected since the competitive advantages that existed as a result of the former policies will cease. We cannot assure you that a target business with which we consummate a business combination will be able to compete effectively with the new policies in place.

Restrictions on currency exchange may limit our ability to utilize our cash flow effectively following a business combination.

Following a business combination, we will be subject to China’s rules and regulations on currency conversion. In China, the State Administration for Foreign Exchange (“SAFE”) regulates the conversion of the Chinese Renminbi into foreign currencies. Currently, foreign investment enterprises (“FIEs”) are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” Following a business combination, the entity in which we invest in China will likely be a FIE as a result of our ownership structure. FIEs holding such registration certificates, which must be renewed annually, are allowed to open foreign currency accounts including a “basic account” and “capital account.” Currency translation within the scope of the “basic account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. However, conversion of currency in the “capital account,” including capital items such as direct investments, loans, and securities, require approval of the SAFE. We cannot assure you that the Chinese regulatory authorities will not impose further restrictions on the convertibility of the Chinese Renminbi. Any future restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our shareholders or to fund operations we may have outside of China.

If any dividend is declared in the future and paid in a foreign currency, you may be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

If you are a U.S. holder, you will be taxed on the U.S. dollar value of your dividends at the time you receive them, even if you actually receive a smaller amount of U.S. dollars when the payment is in fact converted into U.S. dollars. Specifically, if a dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot rate of the foreign currency to the U.S. dollar on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Thus, if the value of the foreign currency decreases before you actually convert the currency into U.S. dollars, you will be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will actually ultimately receive.

Recent regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that may limit or adversely effect our ability to acquire PRC companies.

Regulations were issued on January 24, 2005, on April 8, 2005, October 21, 2005, and on September 8, 2006 by the PRC State Administration of Foreign Exchange, or SAFE, that will require approvals from, and registrations with, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents and PRC corporate entities; however, there has been a recent announcement that such regulations may be partially reversed. The SAFE regulations retroactively require approval and registration of direct or indirect investments previously made by PRC residents in offshore companies. In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to obtain the required SAFE approval and make the required registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE approval and registration requirements described above, as currently drafted, could result in liability under PRC law for foreign exchange evasion. More recently, however, it seems that new regulations are being drafted that may revise the policy that requires Chinese companies to obtain permission from SAFE to own overseas corporate entities.

As a result of the lack of implementing rules, the uncertainty as to when the new draft regulations will take effect, and uncertainty concerning the reconciliation of the new regulations with other approval requirements, it remains unclear how these existing regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We are committed to complying with the relevant rules. As a result of the foregoing, we cannot assure you that we or the owners of the target business we intend to acquire, as the case may be, will be able to complete the necessary approval, filings and registrations for a proposed business combination. This may restrict our ability to implement our acquisition strategy and adversely affect our operations. See “Government Regulations—Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions”. The Ministry of Commerce, or the MOC, the State-owned Assets Supervision and Administration Commission , or the SASAC, the State Administration of Taxation, or the SAT, the State Administration for Industry and Commerce, or the SAIC, the China Security Regulatory Committee, or the CSRC, and SAFE jointly enacted the Provisions on Acquisition of Domestic Enterprises by Foreign Investors on 8 August 2006, which will become effective on 8 September 2006, or the 2006 Acquisition Provisions).

In addition to the Chinese regulatory approvals for mergers with or acquisitions of the equity ownership or assets of Chinese domestic companies, the 2006 Acquisition Provisions deprive those companies established by Chinese domestic companies, enterprises or natural persons by way of merger with or acquisition of Chinese domestic affiliated companies in the name of their companies duly incorporated or controlled overseas of the tax preferential treatments granted to FIEs unless the overseas companies bring certain amount of additional capital to the Chinese company. The 2006 Acquisition Provisions also create new layers of Chinese regulatory approvals affecting offshore “special purpose companies” set up by Chinese domestic companies, enterprises or natural persons, and the in-bound investment made by such “special purpose companies.” Additionally, the financing of the special purpose company from its overseas listing must be repatriated to China according to the repatriation plan filed with SAFE. The profits, dividends and foreign exchange income obtained as a result of capital variation, which are received by the Chinese domestic companies or natural persons from their special purpose companies, must be repatriated to China within six months from the day on which they are received. See “Government Regulations—Regulations of Mergers and Acquisitions”.

If certain exemptions within the PRC regarding withholding taxes are removed we may be required to deduct Chinese corporate withholding taxes from dividends we may pay to our shareholders following a business combination.

Under the PRC’s current tax laws, regulations and rulings, companies are exempt from paying withholding taxes with respect dividends paid to shareholders outside of the PRC. However, if the foregoing exemption is removed in the future following a business combination, we may be required to deduct certain amounts from dividends we may pay to our shareholders to pay corporate withholding taxes. The current rate imposed on corporate withholding taxes is 20%, or 10% for individuals and entities for those countries that entered into the Protocol of Avoidance of Double Taxation within the PRC.

After we consummate a business combination, our operating company in China will be subject to restrictions on dividend payments.

After we consummate a business combination, we will rely on dividends and other distributions from our operating company to provide us with cash flow and to meet our other obligations. Current regulations in China would permit our operating company in China to pay dividends to us only out of its accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our operating company in China will be required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its accumulated profits each year. Such cash reserve may not be distributed as cash dividends. In addition, if our operating company in China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

Recent regulations relating to offshore investment activities by PRC corporate entities may increase the administrative burden we face and create regulatory uncertainties that may limit or adversely affect our ability to acquire PRC companies.

Regulations were issued on 21 October 2005, by the SAFE, which will require approvals from, and registrations with, PRC government authorities in connection with direct or indirect offshore investment activities by PRC residents and PRC corporate entities. The SAFE regulations retroactively require approval and registration of direct or indirect investments previously made by PRC residents in offshore companies. In the event that a PRC shareholder with a direct or indirect stake in an offshore parent company fails to obtain the required SAFE approval and make the required registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Further, failure to comply with the various SAFE approval and registration requirements described above, as currently drafted, could result in liability under PRC law for foreign exchange evasion. More recently, however, it seems that new regulations are being drafted that may revise the policy that requires Chinese companies to obtain permission from SAFE to own overseas corporate entities.

As a result of the lack of implementing rules, the uncertainty as to when the new draft regulations will take effect, and uncertainty concerning the reconciliation of the new regulations with other approval requirements, it remains unclear how these existing regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We are committed to complying with the relevant rules. As a result of the foregoing, we cannot assure you that we or the owners of any Target Business we intend to acquire, as the case may be, will be able to complete the necessary approval, filings and registrations for a proposed Business Combination. This may restrict our ability to implement our acquisition strategy and adversely affect our operations. See “Government Regulations—Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions”.

The MOC, SASAC, SAT, SAIC, CSRC and SAFE jointly enacted the 2006 Acquisition Provisions.

In addition to the Chinese regulatory approvals for mergers with or acquisitions of the equity ownership or assets of Chinese domestic companies, the 2006 Acquisition Provisions deprive those companies established by Chinese domestic companies, enterprises or natural persons by way of merger with or acquisition of Chinese domestic affiliated companies in the name of their companies duly incorporated or controlled overseas of the tax preferential treatments granted to FIEs, unless the overseas companies bring a certain amount of additional capital to the Chinese company. The 2006 Acquisition Provisions also create new layers of Chinese regulatory approvals affecting offshore “special purpose companies” set up by Chinese domestic companies, enterprises or natural persons, and the in-bound investment made by such “special purpose companies”. Additionally, the financing of the special purpose company from its overseas listing must be repatriated to China according to the repatriation plan filed with SAFE. The profits, dividends and foreign exchange income obtained as a result of capital variation, which are received by the Chinese domestic companies or natural persons from their special purpose companies, must be repatriated to China within six months from the day on which they are received. See “Government Regulations—Regulations of Mergers and Acquisitions”.

Regulations relating to the transfer of state-owned property rights in enterprises may increase the cost of our acquisitions and impose an additional administrative burden on us.

The legislation governing the acquisition of a PRC state-owned company contains stringent governmental regulation comprising the Provisional Regulations on Using Foreign Investment to Reorganize State-owned Enterprises promulgated by SAIC and SAFE on 8 November 2002, effective from 1 January 2003 and the Provisional Measures on the Administration of the Transfer of State-Owned Property Rights in Enterprises promulgated by the SASAC and the Ministry of Finance, or MOF, on 31 December 2003, effective from 1 February 2004.

The transfer of state-owned property rights in enterprises must take place through a government approved “state-owned asset exchange”, and the value of the transferred property rights must be evaluated by those Chinese appraisal firms qualified to do “state-owned assets evaluation”. The final price must not be less than 90% of the appraisal price. Additionally, bidding/auction procedures are essential in the event that there is more than one potential transferee.

In the case of an acquisition by foreign investors of state-owned enterprises, the acquirer and the seller must make a resettlement plan to properly resettle the employees, and the resettlement plan must be approved by the Employees’ Representative Congress. The seller must pay all unpaid wages and social welfare payments from the existing assets of the target company to the employees.

ITEM 4. INFORMATION ON THE COMPANY

Overview

     We are a blank check company organized under the laws of the Cayman Islands on May 3, 2006. We were formed for the purpose of effecting a share capital exchange, asset acquisition or other similar business combination with an operating business in a specified industry. Our objective is to acquire an operating business that has its primary operating facilities located in the People’s Republic of China in any city or province north of the Yangtze River, including but not limited to the Jiangsu and Hubei provinces and Chongqing. However, in the event ChinaGrowth South Acquisition Corporation executes a definitive acquisition agreement, then we will have no geographic restrictions in identifying and selecting a prospective target business or industry in the PRC, and we may therefore also pursue acquisition opportunities south of the Yangtze River. Our efforts in identifying a prospective target business will not be limited to a particular industry.

     Simultaneously with our formation, our principals incorporated ChinaGrowth South formed for the purpose of effecting a share capital exchange, asset acquisition or other similar business combination with an operating business that has its primary operating facilities located in the People’s Republic of China in any city or province south of the Yangtze River.

     On January 29, 2007, we closed our initial public offering of 4,990,000 units (including 490,000 units subject to the underwriters’ over-allotment option which were exercised on February 9, 2007). Each unit consists of one ordinary share, par value $0.001, and one warrant. The units were sold at an offering price of $8.00, generating gross proceeds to the Company of $39,920,000. Morgan Joseph & Co. Inc. acted as the managing underwriter for the initial public offering. The securities sold in the offering were registered under the Securities Act of 1933 pursuant to a registration statement on Form F-1 (No. 333-134458). The Securities and Exchange Commission, or the SEC, declared the registration statement effective on January 25, 2007. Our units began trading on the Over-the-Bulletin Board on January 26, 2007 shortly after our registration statement was declared effective by the SEC. Prior to our initial public offering, we sold an aggregate of 900,000 warrants to our officers and directors in a private placement for a purchase price of $1,080,000.

     We paid a total of $1,996,000 in underwriting discounts and commissions, and incurred fees of approximately $380,000 for other costs and expenses related to the initial public offering. An additional $798,400 was deposited in a trust account and will be paid to the underwriters if a business combination is consummated.

     After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to us from the offering and private placement were approximately $38,624,000, including an additional $798,400 to be paid to the underwriters, of which $37,924,000 was deposited into a trust account and the remaining proceeds are available to be used to provide for business, legal and accounting due diligence and advisory fees in connection with prospective business combinations, compliance with securities laws and regulations, and continuing general and administrative expenses.

      We are not presently engaged in, and we will not engage in, any substantive commercial business for an indefinite period of time following our initial public offering. We intend to utilize cash derived from the proceeds of our initial public offering, our share capital, debt or a combination of these in effecting a business combination. Although substantially all of the net proceeds of our initial public offering are intended to be generally applied toward effecting a business combination as described in this Form 20-F, the proceeds are not otherwise being designated for any more specific purposes. Accordingly, prospective investors will invest in us without an opportunity to evaluate the specific merits or risks of any one or more business combinations. A business combination may involve the acquisition of a company that does not need substantial additional capital but desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays, significant expense, loss of voting control and compliance with various Federal and state securities laws. In the alternative, we may seek to consummate a business combination with a company that may be financially unstable or in its early stages of development or growth. While we may seek to effect business combinations with more than one target business, we will probably have the ability, as a result of our limited resources, to initially effect only a single business combination.

     Opportunities for market expansion have emerged for businesses with operations in the PRC due to certain changes in the PRC’s political, economic and social policies as well as certain fundamental changes affecting the PRC and its neighboring countries. We believe that China represents both a favorable environment for making acquisitions and an attractive operating environment for a target business for several reasons, including:

  the existence of a prolonged economic expansion within the PRC, with gross domestic product growth of approximately 9.4% on average since 1988 and growth of 9.9% for 2005, according to the International Monetary Fund’s Report on World Economic Outlook, dated April 2006;

  attractive valuations for target businesses within the PRC;

  increased government focus within the PRC on privatizing assets, improving foreign trade and encouraging business and economic activity; and

  access to a highly trained and educated workforce as well as favorable labor rates and efficient, low-cost manufacturing capabilities.

Effecting a Business Combination

     Sources of Target Businesses

     We anticipate that target business candidates will be brought to our attention from various unaffiliated sources, including investment bankers, attorneys, accountants, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds, brokers and other members of the financial community, who may present solicited or unsolicited proposals. We expect such sources to become aware that we are seeking a business combination candidate by a variety of means, such as publicly available information relating to our initial public offering, public relations and marketing efforts and direct contact by management to be commenced since completion of our initial public offering. Our existing shareholders, officers and directors as well as their affiliates may also bring to our attention target companies. Management has reviewed information concerning the industries in the PRC; however, management has not made any investigations concerning specific prospective business combination candidates in the PRC. While we do not presently anticipate engaging the services of professional firms or other individuals that specialize in business acquisitions on any formal basis, we may engage these firms in the future, in which event we may pay a finder’s fee or other compensation. The terms of any such arrangements will be negotiated with such persons on an arm’s length basis and disclosed to our shareholders in the proxy materials we provide in connection with any proposed business combination. In no event, however, will we or any other party pay any of our existing officers, directors or shareholders or any entity with which they are affiliated any finder’s fee or other compensation prior to or in connection with the consummation of a business combination.

     Selection of a Target Business and Structuring of a Business Combination

     Subject to the requirement that our initial business combination must be with a target business or businesses with a collective fair market value that is at least 80% of our net assets held in trust (net of taxes payable) at the time of such transaction, our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business or industry in the PRC in any city or province north of the Yangtze River, and in the event ChinaGrowth South executes a definitive acquisition agreement, than we will have no geographic restrictions in identifying and selecting a prospective target business or industry in the PRC, and we may therefore pursue acquisition opportunities south of the Yangtze River. We have not established any other specific attributes (financial or otherwise) for prospective target businesses. In evaluating a prospective target business, our management will consider, among other factors, the following:

  financial condition, including profitability, the stability of cash flow, the recurrence of revenue and the results of operation;

  growth potential;

  experience and skill of management and availability of additional personnel; and

  capital requirements;

  competitive position;

  barriers to entry;

  stage of development of the products, processes or services;

  degree of current or potential market acceptance of the products, processes or services;

  proprietary features and degree of intellectual property or other protection of the products, processes or services;

  regulatory environment;

  costs associated with effecting the business combination;

  books and accounts that have been audited by a fully qualified auditing firm duly registered in the PRC; and

  relative valuation multiples of similar publicly traded companies.

     These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management in effecting a business combination consistent with our business objective. In evaluating a prospective target business, we will conduct an extensive due diligence review which will encompass, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial and other information which will be made available to us. We may also engage an independent third party consultant or expert to assist us in the due diligence process although we have not identified or engaged any such consultants or experts as of the date of this Form 20-F.

     The time and costs required to select and evaluate a target business and to structure and complete the business combination cannot presently be ascertained with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which a business combination is not ultimately completed will result in a loss to us and reduce the amount of capital available to otherwise complete a business combination. While we may pay fees or compensation to third parties for their efforts in introducing us to a potential target business, in no event, however, will we or any other party pay any of our existing officers, directors or shareholders or any entity with which they are affiliated any finder’s fee or other compensation for services rendered to us or in connection with the consummation of an initial business combination.

     Fair Market Value of Target Business

     Our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business subject to our geographical restrictions, except that our initial business combination must be a transaction in which the fair market value of the target business or businesses acquired simultaneously is at least equal to 80% of our net assets held in trust (net of taxes payable) at the time of the business combination. In the event the Company acquires a non-controlling interest, the fair market value of the portion of the target business acquired must be equal to 80% of the net assets held in trust (net of taxes) at the time of such acquisition. In the event we determine to simultaneously acquire several businesses and such businesses are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business is contingent on the simultaneous closings of the other acquisition, which may make it more difficult for us, and delay our ability to complete the business combination. With multiple acquisitions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the operations and services or products of the acquired companies in a single operating business. We may further seek to acquire a target business that has a fair market value in excess of 80% of the net assets held in trust (net of taxes payable) by raising additional funds through the sale of our securities, through loans or a combination of both. The fair market value of any such business or businesses will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value. If our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated independent investment banking firm with respect to the satisfaction of such criteria.

     Probable Lack of Business Diversification

     While we may seek to effect business combinations with more than one target business, our initial business combination must be with one or more target businesses whose fair market value, collectively, is at least equal to 80% of our net assets held in trust (net of taxes payable) at the time of such acquisition, as discussed above. Consequently, it is probable that we will have the ability to effect only a single business combination although this may entail the acquisition of several operating businesses. We may not be able to engage in a business combination with more than one target business because of various factors, including possible complex accounting issues, which would include generating pro forma financial statements reflecting the operations of several target businesses as if they had been combined, and numerous logistical issues, which could include attempting to coordinate the timing of negotiations, proxy statement disclosure and other legal issues and closings with multiple target businesses. In addition, we would also be exposed to the risks that conditions to closings with respect to the transaction with one or more of the target businesses would not be satisfied, bringing the fair market value of the initial business combination below the required fair market value of 80% of net assets held in trust (net of taxes payable) threshold. Therefore, at least initially, the prospects for our success may be entirely dependent upon the future performance of a single business. Unlike entities that have the resources to complete several business combinations of entities operating in multiple industries or multiple areas of a single industry, it is probable that we will not have the resources to diversify our operations or benefit from the possible spreading of risks or offsetting of losses. By consummating a business combination with only a single entity, our lack of diversification may:

  subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to a business combination; and

  result in our dependency upon the development or market acceptance of a single or limited number of products, processes or services.

     Limited Ability to Evaluate the Target Business’s Management

     Although we intend to closely scrutinize the management of a prospective target business when evaluating the desirability of effecting a business combination, we cannot assure you that our assessment will prove to be correct. In addition, we cannot assure you that new members that join our management following a business combination will have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of our officers and directors, if any, in the target business following a business combination cannot presently be stated with any certainty. While certain of our current officers and directors may remain associated in senior management or advisory positions with us following a business combination, they may not devote their full time and efforts to our affairs subsequent to a business combination. Moreover, they would only be able to remain with the company after the consummation of a business combination if they are able to negotiate employment or consulting agreements in connection with such business combination, which would be negotiated at the same time as the business combination negotiations are being conducted and which may be a term of the business combination. Such negotiations would take place simultaneously with the negotiation of the business combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to the company after the consummation of the business combination. While the personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business, the ability of such individuals to remain with the company after the consummation of a business combination will not be the determining factor in our decision as to whether or not we will proceed with any potential business combination. Additionally, we cannot assure you that our officers and directors will have significant experience or knowledge relating to the operations of the particular target business.

     Following a business combination, we may seek to recruit additional managers to supplement the incumbent management of the target business. We cannot assure you that we will have the ability to recruit additional managers, or that any such additional managers we do recruit will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

     Opportunity for Shareholder Approval of Business Combination

     Prior to the completion of our initial business combination, we will submit the transaction to our shareholders for approval, even if the nature of the business combination is such as would not ordinarily require shareholder approval under applicable state law. In connection with seeking shareholder approval of a business combination, we will furnish our shareholders with proxy solicitation materials prepared in accordance with the Securities Exchange Act of 1934, which, among other matters, will include a description of the operations of the target business and audited historical financial statements of the business.

     In connection with the shareholder vote required to approve any business combination, all of our existing shareholders have agreed to vote all of the ordinary shares owned by them, either for or against a business combination, in a manner determined by majority of the public shareholders who vote at the special or annual meeting called for the purpose of approving a business combination. Our existing shareholders have also agreed that if they acquire ordinary shares in the open market, they will vote such acquired shares in favor of a business combination, despite the vote of the majority of public shareholders. As a result, any of our existing shareholders that acquire shares in the open market may not exercise redemption rights with respect to those shares in the event that the business combination transaction is approved. We will proceed with the business combination only if a majority of the ordinary shares voted by the public shareholders are voted in favor of the business combination and public shareholders owning not more than 19.99% of the shares sold our initial public offering exercise their redemption rights. We will only structure or consummate a business combination in which all shareholders exercising their redemption rights, up to 19.99%, will be entitled to receive their pro rata portion of the trust account (net of taxes payable). Additionally, we will not propose a business combination to our shareholders which includes a provision that such business combination will not be consummated if shareholders owning less than 19.99% vote against such business combination and exercise their redemption rights as described herein. Voting against the business combination alone will not result in redemption of a shareholder’s ordinary shares into a pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described below.

     Redemption rights

     At the time we seek shareholder approval of any business combination, we will offer each public shareholder, other than our existing shareholders, the right to have such shareholder’s ordinary shares redeemed into cash if the shareholder votes against the business combination and the business combination is approved and completed. The redemption rights do not apply to shares outstanding prior to our initial public offering. The actual per-share redemption price will be equal to the amount in the trust account, prior to deduction of any deferred costs and inclusive of any interest (net of any taxes due on such interest, which taxes, if any, shall be paid from the trust account, and calculated as of two business days prior to the consummation of the proposed business combination), divided by the number of shares sold in our initial public offering. Without taking into account any interest earned on the trust account or taxes payable on such interest, the initial per-share redemption price would be $7.60 or $.40 less than the per unit offering price of $8.00. Because the initial per share redemption price is $7.60 per share (plus any interest net of taxes payable), which may be lower than the market price of the ordinary shares on the date of the redemption, there may be a disincentive on the part of public shareholders to exercise their redemption rights.

     If a business combination is approved, shareholders that vote against the business combination and elect to redeem their ordinary shares into cash will be entitled to receive their pro-rata portion of the $798,400 ($0.16 per share) of deferred underwriting discount held in the trust account.

An eligible shareholder may request redemption at any time after the mailing to our shareholders of the proxy statement and prior to the vote taken with respect to a proposed business combination at a meeting held for that purpose, but the request will not be granted unless the shareholder votes against the business combination and the business combination is approved and completed. Any request for redemption, once made, may be withdrawn at any time up to the date of the meeting. It is anticipated that the funds to be distributed to shareholders entitled to redeem their shares who elect redemption will be distributed after completion of a business combination. Public shareholders who redeem their ordinary shares into their share of the trust account still have the right to exercise the warrants that they received as part of the units. We will not complete any business combination if public shareholders, owning 20% or more of the shares sold in our initial public offering, both exercise their redemption rights and vote against the business combination. We will only structure or consummate a business combination in which all shareholders exercising their redemption rights, up to 19.99%, will be entitled to receive their pro rata portion of the trust account (net of taxes payable). Additionally, we will not propose a business combination to our shareholders which includes a provision that such business combination will not be consummated if shareholders owning less than 19.99% vote against such business combination and exercise their redemption rights as described herein.

     Automatic Dissolution and Subsequent Liquidation if no Business Combination

     If we do not complete a business combination by June 29, 2008 (18 months after the consummation of our initial public offering), or by January 29, 2009 (24 months after the consummation of our initial public offering if the extension criteria described below have been satisfied), our corporate existence will cease by operation of law and we will liquidate the trust account and distribute to all of our public shareholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest (net of taxes payable).

     Our memorandum and articles of association provides that we will continue in existence only until June 29, 2008 (18 months after the consummation of our initial public offering), or January 29, 2009 (24 months after the consummation of our initial public offering if the extension criteria described below have been satisfied). If we have not completed a business combination by such date and amended this provision in connection thereto, our corporate existence will cease except for the purposes of winding up our affairs and liquidating. At this time, the company will become subject to a voluntary liquidation procedure under the Companies Law (2004 Revision) of the Cayman Islands (the “Companies Law”). The Company’s liquidator would give at least 21 days’ notice to creditors of his intention to make a distribution by notifying known creditors (if any) who have not submitted claims and by placing a public advertisement in the Cayman Islands Official Gazette, although in practice this notice requirement need not necessarily delay the distribution of assets if the liquidator is satisfied that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. We anticipate the trust account should be liquidated shortly following expiration of the 21 day period. As soon as the affairs of the company are fully wound-up, the liquidator must lay his final report and accounts before a final general meeting which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must make a return to the Registrar confirming the date on which the meeting was held and three months after the date of such filing the company is dissolved.

     Additionally, in any liquidation proceedings of the company under Cayman Islands' law, the funds held in our trust account may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any such claims deplete the trust account we cannot assure you we will be able to return to our public shareholders the liquidation amounts payable to them. Furthermore, a liquidator of the company might seek to hold a shareholder liable to contribute to our estate to the extent of distributions received by them pursuant to the dissolution of the trust account beyond the date of dissolution of the trust account. Additionally, we cannot assure you that third parties will not seek to recover from our shareholders amounts owed to them by us. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims for having paid paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

     If we are unable to consummate a transaction within the necessary time periods, our purpose and powers will be limited to dissolving, liquidating and winding up and ultimately dissolving. Upon notice from us, the trustee of the trust account will distribute the amount in our trust account to our public shareholders as part of our plan of dissolution and distribution. Concurrently, we propose that our liabilities and obligations will be paid from funds not held in trust, although we cannot assure you that there will be sufficient funds for such purpose. If there are insufficient funds held outside the trust account for such purpose, our officers and directors have agreed that they will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us.

     Upon our liquidation, the underwriters have agreed to waive any right they may have to the $798,400 of deferred underwriting discount currently being held in the trust account, all of which shall be distributed to the public shareholders. There will be no redemption with respect to our warrants, which will expire worthless. We will pay the costs of the dissolution and liquidation of the trust account which are estimated to be $5,000 from our remaining assets outside of the trust account.

     If we were to expend all of the net proceeds of our initial public offering, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the initial per-share liquidation redemption price would be $7.60 or $0.40 less than the per unit offering price of $8.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which could be prior to the claims of our public shareholders. We cannot assure you that the actual per-share liquidation redemption price will not be less than $7.60, plus interest (net of taxes payable, which taxes, if any, shall be paid from the trust account), due to claims of creditors. Although we will seek to have all creditors, prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account. If any third party refused to execute an agreement waiving such claims to the monies held in the trust account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of our shareholders if such third party refused to waive such claims. Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In any event, our management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be significantly more beneficial to us than any alternative. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. Our directors have agreed pursuant to agreements with us and Morgan Joseph & Co. that, if we distribute the proceeds held in trust to our public shareholders, they will be personally liable if a creditor or a prospective target business does not waive any rights or claims to the trust account to pay debts and obligations to creditors, prospective target businesses or other entities that are owed money by us for services rendered or products sold to us in excess of the net proceeds of our initial public offering not held in the trust account, to the extent necessary to ensure that such claims do not reduce the amount in the trust account. We cannot assure you, however, that they would be able to satisfy those obligations.

     We believe the likelihood of our directors having to indemnify the trust account is limited because we will endeavor to have all creditors and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. In the event we automatically dissolve and subsequently liquidate the trust account, where it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received a return of funds from the liquidation of our trust account could be liable for such amounts to creditors.

     If we enter into either a letter of intent, an agreement in principle or a definitive agreement to complete a business combination prior to June 29, 2008 (18 months after the consummation of our initial public offering) but are unable to complete the business combination within the 18-month period, then we will have an additional six months in which to complete the business combination contemplated by the letter of intent, agreement in principle or definitive agreement. If we are unable to do so by January 29, 2009 (24-months from the consummation of our initial public offering), we will automatically dissolve and subsequently liquidate the trust account. Pursuant to the terms of the Investment Trust Agreement, the trustee of the trust account will commence liquidating the investments constituting the trust account and will turn over the proceeds to our transfer agent for distribution to our public shareholders. Concurrently, we shall pay, or reserve for payment, from funds not held in trust, our liabilities and obligations, although we cannot assure you that there will be sufficient funds for such purpose.

     Our public shareholders will be entitled to receive funds from the trust account only in the event of an automatic dissolution and subsequent liquidation of the trust account or if the shareholders seek to redeem their respective shares into cash upon a business combination which the shareholder voted against and which is actually completed by us. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. Voting against the business combination alone will not result in redemption of a shareholder’s ordinary shares into a pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above.

     Alternative structures to comply with regulations in certain Chinese industries

     We intend to acquire an operating business that has its primary operations in the PRC. We may make this acquisition through a stock exchange, asset acquisition or other similar business combination. However, there are a number of industries in China in which direct foreign investment is restricted (including telecommunications services, online commerce and advertising). Therefore, if our target business is in an industry that is subject to these requirements we may seek to acquire control of our target business through contractual arrangements with licensed companies operating in China and their owners.

     We may enter into a business combination in which we, our subsidiaries and/or affiliates, and the target business (the “Chinese Operating Company”) and its shareholders enter into a series of contracts that are designed to secure for us economic benefits and to assume risk of losses that are substantially similar to full ownership. These contracts could result in a structure where, in exchange for our payment of the acquisition consideration, the Chinese Operating Company would be owned 100% by Chinese residents whom we designate (the “Nominees”), and the Chinese Operating Company would continue to hold the requisite licenses for the target business. We may also establish a new subsidiary in China (the “Chinese Subsidiary”) which would provide technology, technical support, consulting and related services to the Chinese Operating Company in exchange for fees, which are designed to transfer to us substantially all of the economic benefits of ownership of the Chinese Operating Company.

     These contractual arrangements would be designed to provide the following:

  Our exercise of substantial control over the Chinese Operating Company;

  A substantial portion of the economic benefits of the Chinese Operating Company would be transferred to us; and

  We, or our designee, would have an exclusive option to purchase all or part of the equity interests in the Chinese Operating Company owned by the Nominees, or all or part of the assets of the Chinese Operating Company, in each case when and to the extent permitted by Chinese regulations.

     We have not selected any target business or target industry on which to concentrate our search for a business combination and we are, therefore, unable to determine at this time what form an acquisition of a target business will take.

Competition for Target Businesses

     In identifying, evaluating and selecting a target business, we may encounter intense competition from other entities having a business objective similar to ours. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than we do, and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe there are potential target businesses that we could acquire with the net proceeds of our initial public offering, our ability to compete in acquiring certain sizable target businesses will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of a target business. Further:

  our obligation to seek shareholder approval of a business combination or obtain the necessary financial information to be included in the proxy statement to be sent to shareholders in connection with such business combination may delay or prevent the completion of a transaction;

  our obligation to redeem into cash ordinary shares held by our public shareholders in certain instances may reduce the resources available to us for a business combination;

  the requirement to acquire assets or an operating business that has a fair market value equal to at least 80% of our net assets held in trust (net of taxes) at the time of the acquisition could require us to acquire several assets or closely related operating businesses at the same time, all of which acquisitions would becontingent on the closings of the other acquisitions, which could make it more difficult to consummate the business combination; and

  our outstanding warrants and unit purchase option, and the potential future dilution they represent, may not be viewed favorably by certain target businesses.

Any of these factors may place us at a competitive disadvantage in negotiating a business combination. Our management believes, however, that our status as a public entity and our potential access to the United States public equity markets may give us a competitive advantage over privately-held entities having a similar business objective to us in acquiring a target business with significant growth potential on favorable terms.

     Based upon publicly-available information, approximately 111 similarly structured blank check companies (13 China and 15 Asia) have completed initial public offerings since August 2003 and numerous others have filed registration statements. Of these companies, only 27 companies have consummated a business combination, while 26 other company has announced it has entered into a definitive agreement for a business combination, but has not consummated such business combination. Accordingly, there are approximately 53 blank check companies (7 China and 8 Asia/Pacific) with approximately $5.0 billion in trust that are seeking to carry out a business plan similar to our business plan.

Based upon publicly-available information, there are 40 similarly structured blank check companies (4 China and 7 Asia/Pacific) with a planned $4.0 billion of gross proceeds currently in registration and waiting to complete initial public offerings.

     If we effect a business combination, there will be, in all likelihood, intense competition from competitors of the target business. We cannot assure you that, subsequent to a business combination, we will have the resources or ability to compete effectively.

Government Regulations

     Government regulations relating to foreign exchange controls

     The principal regulation governing foreign exchange in China is the Foreign Currency Administration Rules (IPPS), as amended. Under these rules, the Renminbi, China’s currency, is freely convertible for trade and service related foreign exchange transactions, but not for direct investment, loan or investment in securities outside of China unless the prior approval of SAFE is obtained. FIEs are required to apply to the SAFE for “Foreign Exchange Registration Certificates for FIEs.” Following a business combination, we will likely be an FIE as a result of our ownership structure. With such registration certificates, which need to be renewed annually, FIEs are allowed to open foreign currency accounts including a “basic account” and “capital account.” Currency translation within the scope of the “basic account,” such as remittance of foreign currencies for payment of dividends, can be effected without requiring the approval of the SAFE. However, conversion of currency in the “capital account,” including capital items such as direct investment, loans and securities, still require approval of the SAFE. This prior approval may delay or impair our ability to operate following a business combination.

     Government regulations relating to taxation

     According to the PRC income Tax Law of Foreign Investment Enterprises and Foreign Enterprises and the Implementation Rules for the Income Tax Law, the standard Enterprise Income Tax, or EIT, rate of FIEs is 33%, reduced or exempted in some cases under any applicable laws or regulations. Income such as dividends and profits derived from the PRC by a foreign enterprise which has no establishment in the PRC is subject to a 20% withholding tax, unless reduced or exempted by any applicable laws or regulations. The profit derived by a foreign investor from a FIE is currently exempted from EIT. However, if this exemption were to be removed in the future, we might be required to deduct certain amounts from dividends we may pay to our shareholders following a business combination to pay corporate withholding taxes.

     Regulation of Foreign Currency Exchange and Dividend Distribution Foreign Currency Exchange.

     Foreign currency exchange in China is governed by a series of regulations, including the Foreign Currency Administrative Rules (1996), as amended, and the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange (1996), as amended. Under these regulations, the Renminbi is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investments in securities outside China without the prior approval of the PRC State Administration of Foreign Exchange, or SAFE. Pursuant to the Administrative Regulations Regarding Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises in China may purchase foreign exchange without the approval of SAFE for trade and service-related foreign exchange transactions by providing commercial documents evidencing these transactions. They may also retain foreign exchange, subject to a cap approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, the relevant Chinese government authorities may limit or eliminate the ability of foreign-invested enterprises to purchase and retain foreign currencies in the future. In addition, foreign exchange transactions for direct investment, loan and investment in securities outside China are still subject to limitations and require approvals from SAFE.

     Regulation of Mergers and Acquisitions

     The 2006 Acquisition Provisions revised the Tentative Provisions on Acquisition of Domestic Enterprises by Foreign Investors enacted by MOFCOM, SAT, SAIC and SAFE on 7 March 2003 which became effective on 12 April 2003, or the 2003 Acquisition Provisions.

     As with the 2003 Acquisition Provisions, the 2006 Acquisition Provisions require Chinese regulatory approvals for mergers with or acquisitions of the equity ownership or assets of Chinese domestic companies. Additionally, the 2006 Acquisition Provisions deprive companies incorporated or controlled overseas that are established by Chinese domestic companies, enterprises or natural persons and are merging with or acquiring Chinese domestic affiliated companies of the tax preferential treatments granted to FIEs, unless the overseas companies will bring a certain amount of additional capital to the Chinese company. The 2006 Acquisition Provisions also create new layers of Chinese regulatory approvals affecting offshore “special purpose companies” set up by Chinese domestic companies, enterprises or natural persons, and the in-bound investment made by such “special purpose companies”. The 2006 Acquisition Provisions require that the parties to a merger or acquisition shall disclose to the PRC approval authority and elaborate on whether the parties are affiliates; if there are two parties who belong to the same actual controlling party, the parties concerned must disclose the actual controlling party to the PRC approval authority and explain the purpose of the merger or acquisition and whether the price agreed conforms to fair market value.

     The 2006 Acquisition Provisions define a “special purpose company” as “a foreign company directly or indirectly controlled by Chinese domestic companies or natural persons for the purpose of listing in an overseas market the equity interests in a Chinese domestic company actually held by them.” This definition is slightly different from that in Decree No. 75 of 2005. A Chinese domestic company that is to set up a special purpose company overseas must obtain approval from MOFCOM and disclose to MOFCOM certain information including the business plan with regard to the listing of the special purpose company in the overseas market and the appraisal report issued by a consultant with regard to the stock offering price for any future listing of the special purpose company on an overseas market. The overseas listing of the special purpose company is subject to the approval of CSRC. Additionally, the financing of the special purpose company from its overseas listing must be repatriated to

China according to the repatriation plan filed with SAFE. The profits, dividends and foreign exchange income obtained as a result of capital variation, which are received by the Chinese domestic companies or natural persons from their special purpose companies, must be repatriated to China within six months from the day on which they are received.

     With regard to the tax treatments granted to FIEs established by Chinese domestic companies, enterprises or natural persons by way of merger with or acquisition of Chinese domestic affiliated companies in the name of their companies duly incorporated or controlled overseas, the 2006 Acquisition Provisions explicitly state that such FIEs are not eligible for the preferential treatments granted by the PRC government to FIEs, unless such overseas companies subscribe to the capital increase of the target Chinese domestic companies or contribute additional capital to the post-acquisition Chinese domestic company and the amount of the capital subscribed or contributed accounts for 25% or more of the post-acquisition registered capital of the Chinese company.

     The 2006 Acquisition Provisions require that if the merger or acquisition of a Chinese domestic company by foreign investors and their obtaining controlling rights (i) involves key industries, (ii) has any factor that impacts or may impact the economic security of China, or (iii) leads to a shift of controlling rights over a Chinese domestic company that possesses “famous brands” or “traditional Chinese trade names”, then the parties concerned shall file an application in respect of such issues with MOFCOM. The 2006 Acquisition Provisions emphasize that mergers with or acquisitions of Chinese domestic companies by foreign investors must not result in a loss on the sale of state-owned assets and if the merger or acquisition involves such matters as the transfer of state-owned property rights in companies or management of state-owned equity rights in listed companies the relevant provisions regarding the administration of State-owned assets must be complied with (see below).

     Regulation on State-owned Property Rights

     The acquisition of a PRC state-owned company is subject to stringent governmental regulation. The governing legislation is the Provisional Regulations on Using Foreign Investment to Reorganize State-owned Enterprises promulgated by SAIC and SAFE on 8 November 2002, effective from 1 January 2003 and the Provisional Measures on the Administration of the Transfer of State-Owned Property Rights in Enterprises promulgated by the SASAC and the MOF on 31 December 2003, effective from 1 February 2004.

     As a matter of principle, the transfer of state-owned property rights in enterprises must take place through a government approved “state-owned asset exchange”, and the value of the transferred property rights must be evaluated by those Chinese appraisal firms qualified to do “state-owned assets evaluation”. The final price must not be less than 90% of the appraisal price. Additionally, bidding/auction procedures are essential in the event that there is more than one potential transferee.

     In the case of an acquisition by foreign investors of state-owned enterprises, the acquirer and the seller must make a resettlement plan to properly resettle the employees, and the resettlement plan must be approved by the Employees’ Representative Congress. The seller must pay all unpaid wages and social welfare payments from the existing assets of the target company to the employees.

     Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

     Pursuant to recent regulations issued by the PRC State Administration of Foreign Exchange, or SAFE, PRC residents are required to register with and receive approvals from SAFE in connection with offshore investment activities. SAFE has stated that the purpose of these regulations is to ensure the proper balance of foreign exchange and the standardization of the cross-border flow of funds.

     On January 24, 2005, SAFE issued a regulation stating that SAFE approval is required for any sale or transfer by the PRC residents of a PRC company’s assets or equity interests to foreign entities in exchange for the equity interests or assets of the foreign entities. The regulation also states that, when registering with the foreign exchange authorities, a PRC company acquired by an offshore company must clarify whether the offshore company is controlled or owned by PRC residents and whether there is any share or asset link between or among the parties to the acquisition transaction.

     On April 8, 2005, SAFE issued another regulation further explaining and expanding upon the January regulation. The April regulation clarified that, where a PRC company is acquired by an offshore company in which PRC residents directly or indirectly hold shares, such PRC residents must (i) register with the local SAFE regarding their respective ownership interests in the offshore company, even if the transaction occurred prior to the January regulation, and (ii) file amendments to such registration concerning any material events of the offshore company, such as changes in share capital and share transfers. The April regulation also expanded the statutory definition of the term “foreign acquisition”, making the regulations applicable to any transaction that results in PRC residents directly or indirectly holding shares in the offshore company that has an ownership interest in a PRC company. The April regulation also provides that failure to comply with the registration procedures set forth therein may result in the imposition of restrictions on the PRC company’s foreign exchange activities and its ability to distribute profits to its offshore parent company.

     On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 replaced the two rules issued by SAFE in January and April 2005 mentioned above.

     According to Notice 75:

  prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

  an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) the completion of any overseas fund raising by such offshore company; and

  an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a division, (4) a long term equity or debt investment, or (5) the creation of any security interests over the relevant assets located in China.

      Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

     As a Cayman Islands company, and therefore a foreign entity, if we purchase the assets or equity interest of a PRC company owned by PRC residents, such PRC residents will be subject to the registration procedures described in the regulations as currently drafted. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.

     As a result of the lack of implementing rules, other uncertainties concerning how the existing SAFE regulations will be interpreted or implemented, and uncertainty as to when the new regulations will take effect, we cannot predict how they will affect our business operations following a business combination. For example, our ability to conduct foreign exchange activities following a business combination, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with the SAFE registration requirements by such PRC residents, over whom we have no control. In addition, we cannot assure you that such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We will require all our shareholders, following a business combination, who are PRC residents to comply with any SAFE registration requirements, although we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects following a business combination.

     Regulation of wholly-owned foreign enterprises (WOFE)

     Generally speaking, under the current Chinese legal regime regulating foreign direct investment in China, the following forms of FIEs are available to foreign investors:

  Sino-foreign equity joint ventures (“EJV”);

  Sino-foreign co-operative joint ventures (“CJV”); and

  Wholly-owned foreign enterprises (“WOFE”).

     A WOFE is a company with limited liability and legal person status. There are only foreign investors and no Chinese partners. Unlike an EJV or CJV, articles of association are sufficient to establish a WOFE, and there is no need to draw up a joint venture contract even if there are two or more foreign investors in the WOFE. Like an EJV or CJV, the articles of association must be approved by the Chinese government.

     Foreign investors may prefer WOFEs to EJVs/CJVs because in the case of a WOFE (1) there is a straightforward management structure which is not dependent on the interests of a local partner; (2) it is easy to terminate compared to an EJV or CJV; and (3) intellectual property is usually better protected. Without a local partner, the foreign investor lacks local support and proper access to resources (such as connections with governmental authorities) and access to the markets of China’s unique economy.

     While it is an issue under Chinese law whether WOFEs are allowed in certain Chinese industries, foreign investors are allowed to incorporate WOFEs in certain industries.

     Dividend distribution.

     The principal laws and regulations in China governing distribution of dividends by foreign-invested companies include:

  The Sino-foreign Equity Joint Venture Law (1979), as amended;

  The Regulations for the Implementation of the Sino-foreign Equity Joint Venture Law (1983), as amended;

  The Sino-foreign Cooperative Enterprise Law (1988), as amended;

  The Detailed Rules for the Implementation of the Sino-foreign Cooperative Enterprise Law (1995), as amended;

  The Foreign Investment Enterprise Law (1986), as amended; and

  The Regulations of Implementation of the Foreign Investment Enterprise Law (1990), as amended.

     Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless such reserve funds have reached 50% of their respective registered capital. These reserves are not distributable as cash dividends.

Facilities

     We maintain our executive offices at 1818 Canggong Road, Fengxian, Shanghai Chemical Industry Park, Shanghai, China 201417. We have agreed to pay Global Vestor Capital Partners LLC, an affiliate of Jin Shi, our chief executive officer and director, and Michael Zhang, our chief financial officer, secretary and director, up to $7,500 a month for office space at which our executive offices are located, and for utilities, administrative, technology and secretarial services. This arrangement is being agreed to by Global Vestor Capital Partners LLC for our benefit and is not intended to provide Mr. Shi or Mr. Zhang compensation in lieu of salary. We believe, based on rents and fees for similar services in Shanghai, PRC, that the fee charged by Global Vestor Capital Partners LLC is at least as favorable as we could have obtained from an unaffiliated third-party.

     We consider our current office space adequate for our current operations. Upon completion of a business consummation or our automatic dissolution and subsequent liquidation of the trust account, we will no longer be required to pay this monthly fee.

Employees

     We have four officers, all of whom are also members of our board of directors. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on the availability of suitable target businesses to investigate. We do not intend to have any full time employees prior to the consummation of a business combination.

Periodic Reporting and Audited Financial Statements

     We will register our units, ordinary shares and warrants under the Securities Exchange Act of 1934, as amended, and have reporting obligations, including the requirement that we file annual and quarterly reports with the SEC. In accordance with the requirements of the Securities Exchange Act of 1934, our annual reports will contain financial statements audited by our independent accountants.

     We will not acquire an operating business in the PRC if audited financial statements based on United States generally accepted accounting principles cannot be obtained for such target business. Additionally, our management will provide shareholders with audited financial statements, prepared in accordance with United States generally accepted accounting principles, of the prospective target business as part of the proxy solicitation materials sent to shareholders to assist them in assessing each specific target business or assets we seek to acquire. We cannot assure you that any particular target business identified by us as a potential business combination candidate will have financial statements prepared in accordance with United States generally accepted accounting principles or that the potential target business will be able to prepare its financial statements in accordance with United States generally accepted accounting principles. The financial statements of a potential target business will be required to be audited in accordance with United States generally accepted accounting standards. To the extent that this requirement cannot be met, we will not be able to effect a business combination with the proposed target business. Our management believes that although the requirement of having available financial information for the target business or assets may limit the pool of potential target businesses or assets available for acquisition, the narrowing of the pool is not expected to be material.

     We may be required to comply with the internal control requirements of the Sarbanes-Oxley Act for the fiscal year ending on or after July 15, 2007. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

Legal Proceedings

     There is no litigation currently pending or, to our knowledge, contemplated against us or any of our officers or directors in their capacity as such.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     We were formed on May 3, 2006 to effect a share capital exchange, asset acquisition or other similar business combination within one or more operating businesses in PRC in any city or province north of the Yangtze River. We intend to utilize cash derived from the proceeds of our initial public offering and the founding director warrants, our share capital, debt or a combination of cash, share capital and debt, in effecting a business combination. The issuance of additional share capital:

  may significantly reduce the equity interest of our shareholders;

  may subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded to our ordinary shares;

  will likely cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and may also result in the resignation or removal of one or more of our present officers and directors; and

  may adversely affect prevailing market prices for our ordinary shares.

     Similarly, if we issued debt securities, it could result in:

  default and foreclosure on our assets if our operating revenues after a business combination were insufficient to pay our debt obligations;

  acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant were breached without a waiver or renegotiation of that covenant;

  our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and

  our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

     For the year ended December 31, 2006, we had no significant operations. On January 29, 2007, we consummated our initial public offering. The net proceeds from (i) the sale of the units, and (ii) the sale of founding director warrants in a private placement transaction prior to the closing of our initial public offering, was approximately $38,624,000, including the exercise of the underwriters’ over-allotment option. As a result, $37,924,000 is currently held in trust. We will use substantially all of the net proceeds of our initial public offering to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination, as described above. To the extent that our share capital is used in whole or in part as consideration to effect a business combination, the balance of proceeds held in the trust account as well as any other net proceeds not expended will be used to finance the operations of the operating business acquired in the business combination.

     We believe that the funds available to us outside of the trust account will be sufficient to allow us to operate until January 29, 2009 (24 months from the completion of our initial public offering), assuming that a business combination is not consummated during that time. Over this time period, we anticipate approximately $200,000 of expenses for legal, accounting and other expenses attendant to the due diligence investigations, structuring and negotiating of a business combination, $180,000 for administrative services and support payable to affiliated third parties (up to $7,500 per month for up to 24 months), $150,000 of expenses for the due diligence and investigation of a target business, $50,000 of expenses in legal and accounting fees relating to our SEC reporting obligations and $120,000 (of which $50,000 will be used to pay premiums relating to directors and officers liability insurance) for general working capital that will be used for miscellaneous expenses and reserves including the cost of dissolution and reserves, if any. We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. Upon the release of funds held in trust to the Company, we may use the funds for any working capital expenditures and transaction related expenses, including, if applicable, expenses related to finder’s fees which may be payable to unaffiliated third parties. In the event such funds are insufficient, we would raise additional funds through a private offering of debt or equity securities although we have not entered into any such arrangement and have no current intention of doing so. We would only consummate such a fundraising simultaneously with the consummation of a business combination.

     We sold to Morgan Joseph & Co., for $100, an option to purchase up to a total of 315,000 units. The sale of the option was accounted for as a cost attributable to our initial public offering. Accordingly, there will be no net impact on our financial position or results of operations, except for the recording of the $100 proceeds from the sale. We have estimated, based upon a Black-Scholes model, that the fair value of the option on the date of sale would be approximately $1,058,652, using an expected life of five years, volatility of 48.3%, and a risk-free interest rate of 5.093% . However, because our units do not have a trading history, the volatility assumption is based on information currently available to management. We believe the volatility estimate is a reasonable benchmark to use in estimating the expected volatility of our units. The volatility calculation is based on the average of the volatilities using daily historical prices over the past five years of each of 67 companies drawn from the Shanghai Stock Exchange Composite Index that had market capitalizations of less than $75,000,000. Although an expected life of five years was used in the calculation, if we do not consummate a business combination within the prescribed time period and we automatically dissolve and subsequently liquidate the trust account, the option will become worthless.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. Directors and Senior Management

Directors and Executive Officers

     Our current directors and executive officers are as follows:

Name	Age	Position
Xuesong Song	38	Chairman of the Board
Jin Shi	38	Chief Executive Officer and Director
Michael W. Zhang	38	Chief Financial Officer, Secretary and Director
Teng Zhou	43	EVP, Business Development and Director
Xuechu He	44	Director

      Xuesong Song has been our Chairman of the Board since May 2006. Mr. Song has been engaged in direct investment in the PRC for the past five years as a successful investor and investment banker. Mr. Song has been Chairman and CEO of Chum Capital Group Ltd. since August 2004, and Chairman and CEO of Chum Investment Corporation since December 2001, an investment banking boutique based in Beijing, China which successfully acted as the sole advisor of Origin Agritech Ltd. and HLS Systems International in their respective mergers with Chardan China Acquisition Corporation and Chardan North China Acquisition Corporation, respectively. Mr. Song has also been the Chairman and Chief Executive Officer of Shanghai Jinqiaotong Enterprise Developments Corporation Ltd. since April 2005, a direct investment company that owns approximately 18.4% of equity interest in HLS Systems before its merger with Chardan North China Acquisition Corporation. Between February 2001 and December 2001, Mr. Song was the Vice President of ZZNode Holdings Ltd., a system integration and maintenance software and service provider. Prior to joining ZZNode, Mr. Song held various positions from President Assistant, Vice President to Deputy Executive President at China Resources Investment & Management Co., Ltd. from October 1997 to December 2000. From January 1994 to July 1995, Mr. Song assumed positions from Deputy Representative of Beijing Office to Representative of Hainan Office at Wins Group Holdings Ltd. Between July 1989 and January 1994, Mr. Song was an engineer with Tianjin Office, General Administration of Civil Aviation of China. Mr. Song received a Masters degree in Business Administration from Oklahoma City/Tianjin Program and an Associates degree in electrical engineering from Civil Aviation University of China. Mr. Song currently serves an Executive Director of Alpha Capital Ltd., an asset management firm specialized in non-performance loans of Chinese companies, and a Director of Insight High Technology Co., Ltd., a specialty chemicals and pharmaceutical intermediates producer. Mr. Song speaks English and the Mandarin Chinese.

      Jin Shi has been our Chief Executive Officer and a director since May 2006. Mr. Shi has been engaged in direct investments and cross-border business transactions in healthcare sector in PRC for the past decade as a successful entrepreneur and investor. Mr. Shi has been a principal of Global Vestor Capital Partners since November 2005, a merchant banking firm that invests in emerging high growth Chinese companies and advises state-owned and privately owned Chinese companies in issuing equity and debt securities in international capital markets. Mr. Shi has also been the Chairman of Shanghai RayChem Industries Co., Ltd., a research & development based active pharmaceutical ingredient producer, since he founded the company in January 2005. Since September 2004, Mr. Shi has been the CEO of Yihua Investment Co. Ltd., a direct investment company and the parent holding company of Shanghai RayChem Industries Co. Ltd. in China. Mr. Shi is also the Chairman and CEO of Groworld U.S. Inc., a company engaged in importing chemicals from overseas to China that he founded in 2001, and PharmaSource Inc., a company he founded in 1997. Between June 1995 and October 1997, Mr. Shi was VP of Sales and Marketing of Darsheng Trade & Technology Development Co., Ltd., the U.S. subsidiary of Tianjin Pharmaceuticals Corporation. From August 1992 through May 1995, Mr. Shi was a Sales Manager of Tianjin Pharmaceuticals Corporation of China. Mr. Shi received a B.S. in Chemical Engineering from Tianjin University. Mr. Shi speaks English and the Mandarin and Shanghai dialects of Chinese.

      Michael Zhang has been our Chief Financial Officer, Secretary and a director since May 2006. Mr. Zhang has been a principal of Global Vestor Capital Partners since November 2005, a merchant banking firm that invests in emerging high growth Chinese companies and advises state-owned and privately owned Chinese companies in issuing equity and debt securities in international capital markets. Prior to joining Global Vestor Capital Partners, Mr. Zhang was an Investment Professional with Avera Global Partners from July 2004 to March 2005, where he screened and analyzed public equity in global markets. From June 2001 to June 2002, Mr. Zhang was an investment manager for a wealthy family affiliated with Pacific Investment Corporation where he sourced and evaluated target businesses in China. Between September 1999 and March 2001, Mr. Zhang was co-founder and CEO of IQBay Technology Inc., an e-commerce service provider based in Shanghai. From July 1996 to August 1999, Mr. Zhang was an investment banker with Deutsche Bank Securities. Prior to joining Deutsche Bank, Mr. Zhang was a foreign trade manager with United Textile Corporation in Shanghai from July 1990 to July 1991. Mr. Zhang received a Masters degree in Business Administration from Yale University, a Bachelor of Science in Finance from Indiana University Bloomington and an Associate degree from College of International Business, Shanghai University. Mr. Zhang speaks English and the Mandarin and Shanghai dialects of Chinese.

      Teng Zhou has been our VP, Business Development and a director since May 2006. Mr. Zhou is a permanent resident of the Hong Kong SAR. Mr. Zhou has been engaged in direct investments in PRC for the past six years as a successful investor. Mr. Zhou was a key member of the team, led by Mr. He, that successfully completed various transactions of merging operating assets with listed companies on the Hong Kong Stock Exchange. Mr. Zhou has been CEO of Guorun Group Ltd. since June 2005, a direct investment company. From July 2002 to June 2005, Mr. Zhou was Executive Director of South China Information & Technology Ltd., a publicly listed company on the Hong Kong Stock Exchange whose name was changed to Guorun Holdings Ltd. in July 2002 and merged with Geely Automobile Holdings Ltd. in May 2005, the largest private automobile manufacturer in PRC. Between September 2001 and April 2003, Mr. Zhou was Executive Director of Fourseas.com Ltd., a publicly listed company in Hong Kong Stock Exchange whose name was changed to Shanghai Century Ltd. in June 2002 and merged with Shanghai Zendai Holdings in February 2003. Prior to becoming an active investor, Mr. Zhou operated his own business in trade, food service and capital market investment from August 1997 to September 2001. Mr. Zhou was assigned by China Resources Holdings Co., Ltd. in Hong Kong to manage an industrial manufacturing subsidiary from April 1986 to August 1997, during which he assumed various positions including Finance Director, CFO, Vice President and President. Mr. Zhou joined China Resources Holdings Ltd. in January 1985. From August 1983 to January 1985, Mr. Zhou researched cost accounting framework for the construction industry at China Academy of Building Research. Mr. Zhou received a B.S. in Accounting from Hunan Finance and Economic College. Mr. Zhou speaks Mandarin and Cantonese dialects of Chinese.

      Xuechu He has been a director since May 2006. Mr. He is a permanent resident of the Hong Kong SAR. Mr. He has been engaged in direct investments in PRC for the past six years as a successful investor and dealmaker.

     Mr. He earned his reputation as a value creator in the capital markets from several marquee cases in which he acted as chairman of the board and the controlling shareholder at several public companies listed on the Hong Kong Stock Exchange from June 1999 to present. Since June 2005, Mr. He has been Chairman of Guorun Group Ltd., a direct investment company. Mr. He was Chairman of the board of South China Information & Technology Ltd., from July 2002 to June 2005, a publicly listed company in Hong Kong Stock Exchange whose name was changed to Guorun Holdings Ltd. in July 2002 and merged with Geely Automobile Holdings Ltd. in May 2005, the largest private automobile manufacturer in PRC. Between September 2001 and April 2003, Mr. He was Chairman of Fourseas.com Ltd., a publicly listed company in Hong Kong Stock Exchange whose name was changed to Shanghai Century Ltd. in June 2002 and merged with Shanghai Zendai Holdings in February 2003. Between August 2000 and November 2000, Mr. He was also Chairman of Interchina Holdings Ltd., a publicly listed company in Hong Kong Stock Exchange acquired by him and merged with an operating company in the PRC. Mr. He was also Executive Director of Interchina Holdings Ltd. from November 2000 to September 2001. Prior to becoming an active investor, Mr. He established and operated his own businesses from May 1997 to June 1999, including property development, international trade and R&D of electric-powered vehicles. From December 1989 to May 1997, Mr. He assumed various positions at Finance Department of China Resources Holdings Co., Ltd. in Hong Kong, including audit manager, assistant general manager and deputy general manager, responsible for internal auditing, setting up internal control system, financial statements analysis, evaluating investment and financing projects, and providing to the board of directors critical analysis and advice related with finance in their decision-making process. Prior to joining China Resources Holdings Co., Ltd. in Hong Kong, Mr. He was the deputy director of the accounting department at China Resources Co., Ltd. in Beijing, responsible for company’s financing and accounting activities related with import and export business from January 1985 to December 1989. Mr. He worked at the Ministry of Commodities (currently Ministry of Commerce), responsible for structuring accounting provisions for businesses between July 1983 and January 1985. Mr. He received a B.S. degree in finance and accounting from Anhui Finance and Trade College in 1983. Mr. He speaks Mandarin and Cantonese dialects of Chinese.

Executive Compensation

     No executive officer has received any cash compensation for services rendered. Commencing on the effective date of our initial public offering through the acquisition of a target business, we have agreed to pay Global Vestor Capital Partners LLC, an affiliate of Jin Shi, our chief executive officer and director, and Michael Zhang, our chief financial officer, secretary and director up to $7,500 per for use of office space, utilities, administrative, technology and secretarial services. This arrangement is being agreed to by Global Vestor Capital Partners LLC for our benefit and is not intended to provide Mr. Shi or Mr. Zhang compensation in lieu of salary. We believe, based on rents and fees for similar services in Shanghai, PRC, that such fees are at least as favorable as we could have obtained from an unaffiliated third party. Other than this $7,500 per month fee, no compensation of any kind by any party, including finder’s and consulting fees, will be paid to any of our existing shareholders, including our officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with a business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations (including possible payments to unaffiliated third parties for their performance of due diligence). After a business combination, such individuals may be paid consulting, management or other fees from target businesses, with any and all amounts being fully disclosed to shareholders, to the extent known, in the proxy solicitation materials furnished to the shareholders. There is no limit on the amount of these out-of-pocket expenses, and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. If none of our directors are deemed “independent,” we will not have the benefit of independent directors examining the propriety of expenses incurred on our behalf and subject to reimbursement.

Conflicts of Interest

     As a result of their affiliation with ChinaGrowth South, our officers and directors may have fiduciary obligations from time to time that may cause them to have conflicts of interest in determining to which entity they present a specific business opportunity. However, since the business purpose of ChinaGrowth South is to effect a share capital exchange, asset acquisition or other similar business combination with an operating business that has its primary operating facilities located in the People’s Republic of China in any city or province south of the Yangtze River, we believe the potential for conflicts of interest due to this pre-existing obligation is minimal.

     Potential investors also should be aware of the following potential conflicts of interest:

  None of our officers or directors are required to commit their full time to our affairs and, accordingly, they may have conflicts of interest in allocating management time among various business activities.

  In the course of their other business activities, our officers and directors may become aware of investment and business opportunities that may be appropriate for presentation to us as well as the other entities with which they are affiliated. They may have conflicting fiduciary duties in determining to which entity a particular business opportunity should be presented. For a complete description of our management’s other affiliations, see the previous section entitled “Directors and Executive Officers.” Accordingly, such officers and directors may become subject to conflicts of interest regarding us and other business ventures in which they may be involved, which conflicts may have an adverse effect on our ability to consummate a business transaction.

  Since our officers and directors own ordinary shares that will be released from escrow only if a business combination is completed and may own warrants that will expire worthless if a business combination is not consummated, these persons may have a conflict of interest in determining whether a particular target business is appropriate to effect a business combination. The personal and financial interests of our directors and officers may influence their motivation in identifying and selecting a target business and timely completing a business combination and securing release of their shares.

  If we were to make a deposit, down payment or fund a “no shop” provision in connection with a potential business combination, we may have insufficient funds available outside of the trust to pay for due diligence, legal, accounting and other expenses attendant to completing a business combination. In such event, our existing shareholders may have to incur such expenses in order to proceed with the proposed business combination. As part of any such combination, such existing shareholders may negotiate the repayment of some or all of any such expenses, without interest or other compensation, which if not agreed to by the target business’s management, could cause our management to view such potential business combination unfavorably, thereby resulting in a conflict of interest.

  If our management negotiates to be retained post business combination as a condition to any potential business combination, their financial interests, including compensation arrangements, could influence their motivation in selecting, negotiating and structuring a transaction with a target business, and such negotiations may result in a conflict of interest.

     In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. While a director with such a conflict may decide to recuse himself, we cannot assure you that any of the above mentioned conflicts will be resolved in our favor.

     Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by our directors is breached.

     Each of our directors has, or may come to have, conflicting fiduciary obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Our officers and directors have fiduciary obligations to those companies on whose board of directors they sit. To the extent that they identify business opportunities that may be suitable for the entities or other companies on whose board of directors they may sit, our officers and directors will honor those fiduciary obligations. Accordingly, they may not present opportunities to us that come to their attention in the performance of their duties as directors of such other entities unless any other entity to which they owe such a fiduciary obligation and any successors to such entities have declined to accept such opportunities. Additionally, certain of our directors and officers are directors of companies, both public and private, that may perform business activities in the PRC similar to those that we may perform after consummating a business combination.

     In connection with the shareholder vote required to approve any business combination, all of our existing shareholders have agreed to vote the ordinary shares owned by them prior to our initial public offering in the same manner as a majority of the public shareholders who vote at the special or annual meeting called for the purpose of approving a business combination. Our existing shareholders have also agreed that if they acquire ordinary shares in the open market, they will vote such acquired shares in favor of a business combination. Accordingly, any ordinary shares acquired by existing shareholders in the open market will not have the same right to vote with respect to a potential business combination. Additionally, our existing shareholders will not have redemption rights with respect to shares acquired in the open market, except upon our automatic dissolution and liquidation of the trust account. In addition, they have agreed to waive their respective rights to participate in any liquidation of the trust account as part of our plan of distribution and dissolution occurring upon our failure to consummate a business combination but only with respect to those ordinary shares acquired by them prior to our initial public offering and not with respect to any shares acquired in the open market.

     To further minimize potential conflicts of interest, we have agreed not to consummate a business combination with an entity that is affiliated with any of our existing shareholders unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our shareholders from a financial point of view. Moreover, we will obtain such an opinion in the event we enter into a business combination with either a portfolio company of one of the Company’s affiliates or with a company which has received financial investment from one of the Company’s affiliates. Such opinion will be included in our proxy solicitation materials, furnished to shareholders in connection with their vote on such a business combination and we expect that such independent banking firm will be a consenting expert.

     In addition, our officers and directors have agreed not to become officers, directors or principal shareholders of entities, including but not limited to other blank check companies, which are engaged in, or in the event of the business combination, will be engaged in business activities similar to those intended to be conducted by us until the earlier of completion of a business combination or dissolution of the Company.

Furthermore, in order to minimize potential conflicts of interest which may arise from our directors’ multiple affiliations, as set forth in the form of insider letter filed as an exhibit to our registration statement on Form F-1, our directors have agreed to present to us for our consideration, prior to presentation to any other person or entity, any suitable opportunity to acquire an operating business, until the earlier of our consummation of a business combination, our dissolution and liquidation of the trust account or until such time as such director ceases to be our director, subject to any pre-existing fiduciary obligations the director might have as a result of such director becoming a member of another similarly situated company’s board of directors in the United States. In such case, the Company’s director may become aware of a business opportunity through his position as a director of another company and therefore would have a pre-existing fiduciary obligation to that company with respect to the business opportunity. In addition, our directors have agreed not to accept any fees, directly or indirectly, including performance based bonuses, related to our business combination in the event one of their affiliated entities assists us with our business combination.

     Each of our officers and directors may have conflicts of interests as a result of the following affiliations: (i) Mr. Song is currently affiliated with Chum Capital Group, Ltd, Chum Investment Corporation, Shanghai Jingiaotong Corporation Enterprise Developments Ltd., Alpha Capital Ltd. and Insight High Technology Co., Ltd.; (ii) Mr. Shi is currently affiliated with Global Vestor Capital Partners LLC, Shangai RayChem Industries Col, Ltd., Yihua Investment Co. Ltd., Groworld U.S. Inc. and PharmaSource Inc.; (iii) Mr. Zhang is currently affiliated with Global Vestor Capital Partners LLC; (iv) Mr. He is currently affiliated with Guoron Group Ltd.; and (v) Mr. Zhou is currently affiliated with Guorun Group Ltd. and Venture Link Assets Ltd. Our management has not had any discussions with any of these entities regarding a business combination and has no current plan to enter into a business combination with these entities.

Limitation of Director and Officer Liability

     Pursuant to our amended and restated memorandum and articles of association, every director, agent or officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own fraud or wilful default. No such director, agent or officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the fraud or wilful default of such director, agent or officer.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. Major Shareholders

     The following table sets forth information regarding the beneficial ownership of our ordinary shares as of May 8, 2007 by:

  each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

  each of our officers and directors; and

  all our officers and directors as a group

     Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

		Approximate
		Percentage
		of
	Amount and Nature	Outstanding
Name and Address of Beneficial	of Beneficial	Common
Owner(1)	Ownership	Stock(2)

Xuesong Song(3)	375,000	6.1%

Jin Shi(4)	187,500	3.1%

Michael W. Zhang(5)	187,500	3.1%

Teng Zhou(6)	150,000	2.4%

Xuechu He(7)	225,000	3.7%

All directors and executive officers	1,125,000	18.4%
as a group (five individuals)

(1)	The business address of each of the individuals is 1818 Canggong Road, Fengxian, Shanghai Chemical Industry Park, Shanghai, China 201417.

(2)	Assumes only the sale of 4,990,000 units in our initial public offering, but not the exercise of the 4,4990,000 warrants to purchase our ordinary shares included in such units.

(3)	Mr. Song is the chairman of the board of our Company. Legal title to the 375,000 shares is held by Chum Capital Group Limited. Mr. Song is the sole beneficial owner of Chum Capital Group Limited.

(4)

Mr. Shi is the chief executive officer and a director of our Company. Legal title to the 187,500 shares is held by Global Vestor Capital Partners LLC. Mr. Shi and Mr. Zhang are the sole beneficial owners of Global Vestor Capital Partners LLC.

(5)

Mr. Zhang is the chief financial officer, secretary and a director of our Company. Legal title to the 187,500 shares is held by Global Vestor Capital Partners LLC. Mr. Zhang and Mr. Shi are the sole beneficial owners of Global Vestor Capital Partners LLC.

(6)

Mr. Zhou is the executive vice president, business development and a director of our Company. Legal title to the 150,000 shares is held by Venture Link Assets Limited. Mr. Zhou is the sole beneficial owner of Venture Link Assets Limited.

(7)	Mr. He is a director of our Company. Legal title to the 225,000 ordinary shares is held by Guorun Group Limited. Mr. He is the sole beneficial owner of Guorun Group Limited.

     Our officers and directors, or their designees, have collectively purchased in a private placement transaction a combined total of 900,000 warrants from us at a price of $1.20 per warrant. These warrants, which we collectively refer to as the founding director warrants, will not be sold or transferred by the purchasers who initially purchase these warrants from us until the completion of our initial business combination. The $1,080,000 purchase price of the founding director warrants was added to the proceeds of our initial public offering to be held in the trust account pending our completion of one or more business combinations. If we do not complete one or more business combinations that meet the criteria described in this Form 20-F, then the $1,080,000 purchase price of the founding director warrants will become part of the liquidation distribution to the public shareholders and the founding director warrants will expire worthless.

     Our existing shareholders, which include all of our officers and directors, collectively, beneficially own 18.4% of the our issued and outstanding ordinary shares. Because of this ownership block, these shareholders may be able to effectively influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions other than approval of a business combination. All of these ordinary shares were placed in escrow with American Stock Transfer & Trust Company, as escrow agent, until one year following the consummation of a business combination.

     During the escrow period, the holders of these shares will not be able to sell or transfer their securities, except to their spouses and children or trusts established for their benefit, but will retain all other rights as our shareholders, including, without limitation, the right to vote their ordinary shares and the right to receive cash dividends, if declared. If dividends are declared and payable in ordinary shares, such dividends will also be placed in escrow. If we are unable to effect a business combination and thus we automatically dissolve and subsequently liquidate the trust account, none of our existing shareholders will receive any portion of the liquidation proceeds with respect to ordinary shares owned by them prior to the effective date of our initial public offering.

     The existing shareholders have also agreed to escrow their founding director warrants until the consummation of a business combination.

     Each of Messrs. He, Shi, Zhou, Zhang and Song is deemed to be our “parent” and “promoter,” as these terms are defined under the Federal securities laws.

     B. Related Party Transactions

     In May 2006, we issued 1,125,000 ordinary shares for the benefit of the individuals set forth below for an aggregate amount of $25,000 in cash, at an average purchase price of approximately $0.001 per share, as follows:

Name	Number of shares	Relationship to Us
Xuesong Song(1)	375,000	Chairman of the Board
Jin Shi(2)	187,500	Chief Executive Officer and Director
Michael W. Zhang(3)	187,500	Chief Financial Officer, Secretary and Director
Teng Zhou(4)	150,000	EVP, Business Development and Director
Xuechu He(5)	225,000	Director

(1)	Legal title to the 375,000 shares is held by Chum Capital Group Limited. Mr. Song is the sole beneficial owner of Chum Capital Group Limited.

(2)	Legal title to the 187,500 shares is held by Global Vestor Capital Partners LLC. Mr. Shi and Mr. Zhang are the sole beneficial owners of Global Vestor Capital Partners LLC.

(3)	Legal title to the 187,500 shares is held by Global Vestor Capital Partners LLC. Mr. Zhang and Mr. Shi are the sole beneficial owners of Global Vestor Capital Partners LLC.

(4)	Legal title to the 150,000 shares is held by Venture Link Assets Limited. Mr. Zhou is the sole beneficial owner of Venture Link Assets Limited.

(5)	Legal title to the 225,000 ordinary shares is held by Guorun Group Limited. Mr. He is the sole beneficial owner of Guorun Group Limited.

     Our officers and directors, or their designees, have collectively purchased a combined total of 900,000 of our warrants from us at a price of $1.20 per warrant. These warrants, which we collectively refer to as the founding director warrants, will not be sold or transferred by the purchasers who initially purchase these warrants from us until the completion of our initial business combination. The $1,080,000 purchase price of the founding director warrants were added to the proceeds of our initial public offering which are held in the trust account pending our completion of one or more business combinations. If we do not complete one or more business combinations that meet the criteria described in this Form 20-F, then the $1,080,000 purchase price of the founding director warrants will become part of the liquidation distribution to our public shareholders and the founding director warrants will expire worthless.

     The holders of the majority of the 1,125,000 shares, together with the holders of the founding director warrants, will be entitled to require us, on up to two occasions, to register these shares and the 900,000 founding director warrants and the 900,000 ordinary shares underlying the founding director warrants, pursuant to a registration rights agreement filed as an exhibit to our Form F-1. The holders of the majority of these shares and the founding director warrants may elect to exercise these registration rights at any time after the date on which these ordinary shares and founding director warrants are released from escrow, which, except in limited circumstances, is not before the one year from the consummation of a business combination in the case of the ordinary shares, and the consummation of a business combination in the case of the founding director warrants. In addition, these shareholders and the holders of the founding director warrants have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these ordinary shares are released from escrow or the founding director warrants become exercisable, as the case may be. We will bear the expenses incurred in connection with the filing of any such registration statements.

     Because the founding director warrants sold in the Regulation S private placement were originally issued pursuant to an exemption from registration requirements under the federal securities laws, founding director warrants will be exercisable even if, at the time of exercise, a prospectus relating to the common stock issuable upon exercise of such warrants is not current.

     Commencing on the effective date of our initial public offering through the acquisition of the target business, we have agreed to pay Global Vestor Capital Partners LLC, an affiliate of Jin Shi, our chief executive officer and director, and Michael Zhang, our chief financial officer, secretary and director, up to $7,500 per month for use of office space, utilities, administrative, technology and secretarial services. This arrangement is being agreed to by Global Vestor Capital Partners LLC for our benefit and is not intended to provide Mr. Shi or Mr. Zhang compensation in lieu of salary. We believe, based on rents and fees for similar services in Shanghai, PRC, that such fees are at least as favorable as we could have obtained from an unaffiliated person. This arrangement will terminate upon completion of a business combination or the distribution of the trust account to our public shareholders.

     Each of Messrs. He, Shi, Zhou, Zhang and Song is deemed to be our “parent” and “promoter,” as these terms are defined under the Federal securities laws.

     We will reimburse our officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations (including possible payments to unaffiliated third parties for their performance of due diligence). There is no limit on the amount of accountable out-of-pocket expenses reimbursable by us, which will be reviewed only by our board or a court of competent jurisdiction if such reimbursement is challenged. Accountable out-of-pocket expenses incurred by our officers and directors will not be repaid out of proceeds held in trust until these proceeds are released to us upon the completion of a business combination, provided there are sufficient funds available for reimbursement after such consummation.

     Other than the reimbursable out-of-pocket expenses payable to our officers and directors, no compensation or fees of any kind, including finders and consulting fees, will be paid by any party to any of our existing shareholders, officers or directors who owned our ordinary shares prior to our initial public offering, or to any of their respective affiliates for services rendered to us prior to or with respect to the business combination.

     Our existing shareholders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount held outside of the trust account unless the business combination is consummated and there are sufficient funds available for reimbursement after such consummation. The financial interest of such persons could influence their motivation in selecting a target business and thus, there may be a conflict of interest when determining whether a particular business combination is in the shareholders’ best interest. After the consummation of a business combination, if any, to the extent our management remains as officers of the resulting business, some of our officers and directors may enter into employment agreements, the terms of which shall be negotiated and which we expect to be comparable to employment agreements with other similarly-situated companies in the PRC. Further, after the consummation of a business combination, if any, to the extent our directors remain as directors of the resulting business, we anticipate that they will receive compensation comparable to directors at other similarly-situated companies in PRC.

     All ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including the provision of the loans by our officers and directors, will be on terms believed by us at that time, based upon other similar arrangements known to us, to be no less favorable than are available from unaffiliated third parties and any transactions or loans, including any forgiveness of loans, will require prior approval in each instance by a majority of our uninterested “independent” directors (to the extent we have any) or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors (or, if there are no “independent” directors, our disinterested directors) determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

     C. Interest of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

     A. Consolidated Statements and Other Financial Information

     Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

     B. Significant Changes

     Not applicable.

ITEM 9. THE OFFER AND LISTING

     A. Offer and Listing Details

      The following table sets forth the high and low closing prices of the our units, ordinary shares and warrants on the over-the-counter bulletin board for the periods indicated:

	Common Stock		Warrants		Units
Most Recent Six Months	Low	High	Low	High	Low	High

January 2007					7.95	8.25
February 2007					8.01	8.25
March 2007	7.10	7.20	1.00	1.05	8.00	8.20
April 2007	7.10	7.21	1.07	1.18	8.11	8.25
May 2007	7.18	7.28	1.09	1.15	8.15	8.35

June 2007*	7.28	7.33	1.20	1.12	8.30	8.50
*Through June 27, 2007

      B. Plan of Distribution

     Not applicable.

      C. Markets

     Our units have traded under the symbol “CGNUF.OB” on the over-the-counter bulletin board since January 25, 2007. Our ordinary shares and warrants have traded on the over-the-counter bulletin board under the symbols “CGNYF.OB” and “CGNQF.OB”, respectively, since March 6, 2007.

     D. Selling Shareholders

     Not applicable.

     E. Dilution

     Not applicable.

      F. Expenses of the Issue

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

      A. Share Capital

     Not applicable.

      B. Memorandum and Articles of Incorporation

     The following represents a summary of certain key provisions of our amended and restated memorandum and articles of association. The summary does not purport to be a summary of all of the provisions of our memorandum and articles of all relevant provisions of Cayman Islands law governing the management and regulation of Cayman Islands exempted companies.

Register

We are a black check company incorporated in the Cayman Islands on May 3, 2006 under the Companies Law (2004 Revision) of the Cayman Islands (the “Companies Law”) with company registration number 166877. Our memorandum and articles authorizes the issuance of up to 20,000,000 ordinary shares, par value $.001 per share, and 1,000,000 shares of preferred shares, par value $.001 per share.

Objects and Purposes

Our memorandum and articles grants us full power and authority to carry out the any objectives not prohibited by the Companies Law or any other law of the Cayman Islands. Our memorandum and articles of association provides that we will continue in existence only until eighteen months from the consummation of our initial public offering or until twenty-four months if a letter of intent, an agreement in principle, or a definitive agreement to complete a business combination has been entered into.

Directors

Our board of directors is divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Directors may engage in transactions with the Company and vote on such transactions, provided the nature of the interest is disclosed. Directors also may exercise their powers to borrow money, issue debt securities and to mortgage or charge any of the undertaking or property o f our company.

Rights and Obligations of Shareholders

Dividends

Directors may declare dividends and distributions on our ordinary shares and authorize the dividends or distributions out of lawfully available funds. No Dividend or distribution maybe paid except out of the realized or unrealized profits of the Company, or out of the share premium account.

Voting Rights

Votes may be cast at a general meeting by a show of hands or by a poll. On a vote by a show of hands, each shareholder or shareholder represented by proxy has one vote. On a vote by a poll, each shareholder or shareholder represented by proxy has one vote for each share owned. Directors are elected by ordinary resolution by the shareholders at general meetings or by a board resolution of the directors. Shareholders are not entitled to vote at a general meeting unless calls or other amounts payable on their shares have been paid. In lieu of voting on a matter at a general meeting, the shareholders entitled to vote on that matter may adopt the matter by signing a written resolution.

Change to Rights of Shareholders

Shareholders may change the rights of their class of shares by:

  getting the written consent of two-thirds of the shareholders of that class; or

  passing a special resolution at a meeting of the shareholders of that class.

     There are no general limitations on the rights to own shares specified by the articles.

General Meetings

A general meeting may be convened:

  by a majority of directors at any time;

  our chief executive officer; or

  our chairman of the board.

Notice of a general meeting is given to all shareholders. All business carried out at a general meeting is considered special business except:

  sanctioning a dividend;

  consideration of the accounts, balance sheets, and ordinary report of the directors and auditors;

  election of directors;

  appointment of auditors;

  fixing of remuneration of the auditors;

  disposing of the unissued shares in the capital of the Company representing not more than 20% of outstanding shares; and

  repurchasing the securities of the Company.

A quorum of shareholders is required to be present at any meeting in order to carry out business. Any two shareholders or one shareholder holding a majority of the shares who are present in person or represented by proxy is a quorum. There is no requirement under Cayman Islands law to convene an annual meeting or to convene any general meeting of the shareholders. The directors are permitted to designate any general meeting of shareholders as an annual general meeting.

Changes in Capital

We may increase our share capital by ordinary resolution. The new shares will be subject to all of the provisions to which the original shares are subject. We may also by ordinary resolution:

  consolidate and divide all or any of our share capital into shares o f a larger amount;

  sub-divide existing shares into shares of a smaller amount; and

  cancel any shares which, at the date of the resolution, are not held or agreed to be held by any person.

We may reduce our share capital and any capital redemption reserve by special resolution in accordance with relevant provisions of Cayman Islands law.

Indemnity

Pursuant to our amended and restated memorandum and articles of association, every director, agent or officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own fraud or willful default. No such director, agent or officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the fraud or wilful default of such director, agent or officer.

Certain Requirements and Restrictions

Our amended and restated memorandum and articles of association sets forth certain requirements and restrictions that shall apply to us until the consummation of a business combination. Specifically, Articles 168 through 171 of our amended and restated articles of association will provide among other things, that:

  prior to the consummation of our initial business combination, we shall submit such business combination to our shareholders for approval;

  we may consummate our initial business combination if: (i) approved by a majority of the ordinary shares voted by the public shareholders and (ii) public shareholders not owning more than 19.99% of the ordinary shares purchased by the public shareholders exercise their redemption rights.

  if our initial business combination is approved and consummated, public shareholders who voted against the business combination and exercised their redemption rights will receive their pro rata share of the trust account (net of taxes);

  we will continue in existence only until June 29, 2008 (eighteen months from the consummation of our initial public offering) or until January 29, 2009 (twenty-four months from the consummation of our initial public offering if a letter of intent, an agreement in principle, or a definitive agreement to complete a business combination has been entered into)., otherwise our corporate existence will cease by operation of law and we will distribute to all of our public shareholders their pro rata share of the trust account (net of taxes); and

  we may not consummate any share capital exchange, stock purchase, asset acquisition or similar transaction other than a business combination that meets the conditions specified in this Form 20-F, including the requirement that our initial business combination be with one or more operating businesses whose fair market value, either individually or collectively, is equal to at least 80% of our net assets held in trust (net of taxes) at the time of such business combination.

     Our amended and restated memorandum and articles of association prohibits the amendment of the above-described provisions. However, the validity of provisions prohibiting amendment of the articles of association under Cayman Islands law has not been settled. A court could conclude that the prohibition on amendment violated the shareholders’ implicit rights to amend the amended and restated memorandum and articles of association. In that case, the above-described provisions would be amendable and any such amendment could reduce or eliminate the protection afforded to our shareholders. However, we view the foregoing provisions as obligations to our shareholders and we will not take any actions to waive or amend any of these provisions.

     C. Material Contracts

     As of December 31, 2006, the Company has not entered into any material contracts.

     D. Exchange Controls and Other Limitations Affecting Security Holders

     Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

     E. Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this Form 20-F, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

     The Government of the Cayman Islands, will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the company or its shareholders. The Cayman Islands are not party to any double taxation treaties.

     We have applied for and can expect to receive an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of the company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the company.

United States Federal Income Taxation

     This section describes the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares and warrants. This section does not address any aspect of United States federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ordinary shares and warrants. This section only applies to you if you hold your ordinary shares and warrants as capital assets for tax purposes. This discussion does not discuss all the tax consequences that may be relevant to particular investors in light of their circumstances or to investors that are subject to special rules, including:

  a bank;

  a dealer in securities or currencies;

  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

  a tax-exempt organization;

  an insurance company;

  a person liable for alternative minimum tax;

  a person that actually or constructively owns 10% or more of the vote or value of our shares;

  a person that holds ordinary shares that are a hedge or that are hedged against currency risks or as part of a straddle or a conversion transaction; or

  a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

     This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date hereof and all of which are subject to changes, possibly retroactively.

     For purposes of the United States federal income tax discussion below, you are a U.S. holder if you are a beneficial owner of ordinary shares or warrants and you are:

  a citizen or resident of the United States;

  a domestic corporation;

  an estate whose income is subject to United States federal income tax regardless of its source;

  or a trust if (A) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or (B) the trust was in existence on August 20, 1996, and validly elected to continue to be treated as a United States domestic trust.

  In general, the tax consequences for shares owned by a partnership depends on the tax status of the parties.

     A non-U.S. holder is a beneficial owner of ordinary shares or warrants that is not a United States Holder for United States federal income tax purposes.

     You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of the ordinary shares or warrants in your particular circumstances.

     This discussion addresses only United States federal income taxation.

     Allocation of Purchase Price Between Shares and Warrants

     For U.S. federal income tax purposes, a U.S. holder must allocate the purchase price of a Unit between the Share and the Warrants that comprise the Unit based on the relative fair market value of each and must compute its basis in the Share and Warrants in accordance with that allocation. We may be required to allocate a portion of the purchase price of the Unit to each component comprising part of the Unit. While uncertain, it is possible that the IRS could apply, by analogy, rules pursuant to which our allocation of the purchase price will be binding on a U.S. holder of a Unit, unless the U.S. holder explicitly discloses in a statement attached to the U.S. holder’s timely filed

U.S. federal income tax return for the taxable year that includes the acquisition date of the Unit that the U.S. holder’s allocation of the purchase price between the Share and the Warrants that comprise the Unit is different from our allocation. Our allocation is not, however, binding on the IRS.

     Each U.S. holder is advised to consult such holder’s own tax advisor with respect to the risks associated with an allocation of the purchase price between the Shares and the Warrants that comprise a Unit that is inconsistent with our allocation of the purchase price.

     Taxation of Dividends

     U.S. Holders. Under the United States federal income tax laws, and subject to the personal foreign investment company rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold our ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to our ordinary shares generally will be qualified dividend income provided that, our ordinary shares are readily tradable on an established securities market in the United States in the year that you receive the dividend and we are not a passive foreign investment company in the year in which the dividend is paid or in the preceding taxable year. (described below).

     The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in our ordinary shares and thereafter as capital gain. If the dividend is declared and paid in a foreign currency, the amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the payments made in the foreign currency, determined at the spot foreign currency/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Therefore, since the value of the foreign currency may decrease before you actually convert the currency into U.S. dollars, you may actually be taxed on a larger amount in U.S. dollars than the U.S. dollar amount that you will ultimately receive. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

     Dividends will be income from sources outside the United States, but generally will be passive income or financial services income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

     Non-U.S. Holders. If you are a non-U.S. holder, dividends paid to you in respect of our ordinary shares will not be subject to United States federal income tax unless the dividends are effectively connected with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, effectively connected dividends may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

     Taxation of Capital Gains

     U.S. Holders. Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your ordinary shares or warrants, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ordinary shares or warrants. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Your ability to deduct capital losses is subject to limitations.

      Non-U.S. Holders. If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your ordinary shares or warrants unless:

  the gain is effectively connected with your conduct of a trade or business in the United States and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

  you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist

     If you are a corporate non-U.S. holder, effectively connected gains that you recognize, under certain circumstances, may also be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

     Exercise, Disposition or Lapse of Warrants

     Subject to the discussion of the PFIC rules below, a U.S. holder generally will not recognize gain or loss upon the exercise of a Warrant. Shares acquired pursuant to the exercise of a Warrant will have a tax basis equal to the U.S. holder’s tax basis in the Warrant (that is, an amount equal to the portion of the purchase price of each Unit allocated to the Warrant as described above in “Allocation of Purchase Price Between Shares and Warrants”), increased by the amount paid to exercise the Warrant. The holding period of such Share would begin on the day following the date of exercise of the Warrant and will not include the period during which the U.S. holder held the Warrant.

     Subject to the discussion of the PFIC rules below, upon the sale or other disposition of a Warrant (other than by exercise), a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s tax basis in the Warrant (that is, as discussed above, the portion of the purchase price of a Unit allocated to such Warrant). Such gain or loss will be long-term capital gain or loss if the U.S. holder has held the Warrant for more than one year. Under certain circumstances, we have the right to redeem the Warrants. A redemption of Warrants will be treated as a sale or exchange of the Warrants.

     The terms of the Warrant provide for certain adjustments to the number of shares for which the Warrant may be exercised or to the exercise price of the Warrants. Such adjustment may, under certain circumstances, result in constructive distributions that could be taxable as a dividend to the U.S. holder of the Warrants. Conversely, the absence of an appropriate adjustment may result in a constructive distribution that could be taxable as a dividend to a U.S. holder of the Shares. See “Taxation of Dividends.”

     If a Warrant is allowed to lapse unexercised, a U.S. holder will recognize a capital loss in an amount equal to such holder’s tax basis in the Warrant. Such loss will be long-term if the Warrant has been held for more than one year. The ability to deduct any such loss may be subject to certain limitations, and holders should consult their own tax advisors as to the potential applicability to them of such limitations.

     As discussed above in “Allocation of Purchase Price Between Shares and Warrants”, the allocation of price of a Unit between the Share and the Warrants comprising such Unit is not binding on the IRS. If the IRS were successfully to challenge your allocation, the amount of gain recognized upon disposition of a Share or Warrant could be increased, and the amount of loss recognized upon disposition of a Share or Warrant or upon lapse of a Warrant could be reduced.

     Passive Foreign Investment Company Rules

     Special United States tax rules apply to a company that is considered a passive foreign investment company, or PFIC. Under these rules, we will be classified as a PFIC for United States federal income tax purposes in any taxable year in which either:

  At least 75% of our gross income for the taxable year is passive income; or

  at least 50% of the gross value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

     Passive income generally includes dividends, interest, royalties, rents (not including certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

     Newly formed corporations, such as us, are excepted out of the PFIC rules for their first year of existence. In addition, we expect to conduct our affairs in a manner so that we will not qualify as a PFIC in the foreseeable future. Our determination of whether we are a PFIC is, however, not binding on the Internal Revenue Service. We cannot assure you that we will not be a PFIC in any future year.

     If we are treated as a PFIC, and you are a U.S. holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

  any gain you realize on the sale or other disposition of your ordinary shares or warrants; and

  any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares during the three preceding taxable years or, if shorter, your holding period for theordinary shares or ordinary shares).

     Under these rules:

  the gain or excess distribution will be allocated ratably over your holding period for the ordinary shares;

  the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

  the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

  the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

     Additionally, if we are a PFIC, a U.S. holder who acquires Shares or Warrants from a deceased person who dies before January 1, 2010 and who was a U.S. holder would not receive the step-up of the income tax basis to fair market value for such Shares or Warrants. Instead, such U.S. holder would have a tax basis equal to the deceased’s tax basis, if lower.

     Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

     If a U.S. holder has made a qualifying electing fund (“QEF”) election covering all taxable years during which the holder holds Shares and in which we are a PFIC, distributions and gains will not be taxed as described above, nor will denial of a basis step-up at death described above apply. Instead, a U.S. holder that makes a QEF election is required for each taxable year to include in income the holder’s pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as long-term capital gain, regardless of whether such earnings or gain have in fact been distributed. Undistributed income is subject to a separate election to defer payment of taxes. If deferred, the taxes will be subject to an interest charge. U.S. holders may not make a QEF election with respect to Warrants. As a result, if a U.S. holder sells Warrants, any gain will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if the company is a PFIC at any time during the period the U.S. holder holds the Warrants. If a U.S. holder that exercises Warrants properly makes a QEF election with respect to the newly acquired Shares, the adverse tax consequences relating to PFIC Shares will continue to apply with respect to the pre-QEF election period, unless the holder makes a purging election. The purging election creates a deemed sale of the Shares acquired on exercising the Warrants. The gain recognized as result of the purging election would be subject to the special tax and interest charge rules, treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. holder would have a new basis and holding period in the Shares acquired on the exercise of the Warrants for purposes of the PFIC rules.

     The application of the PFIC and QEF rules to Warrants and to Shares acquired upon exercise of Warrants is subject to significant uncertainties. Accordingly, each U.S. holder should consult such holder’s tax advisor concerning the PFIC consequences of holding Warrants or of holding Shares acquired through the exercise of such Warrants.

     In order to comply with the requirements of a QEF election, a U.S. holder must receive certain information from us. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the information provided in the PFIC annual information statement, to a timely filed U.S. federal income tax return and by filing a copy of the form with the IRS. We intend to provide such information as the IRS may require in order to enable U.S. holders to make the QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future. Even if a shareholder in a PFIC does not make a QEF election, if such shareholder is a U.S. holder, such shareholder must annually file a completed Form 8621 with the shareholder’s tax return and with the IRS.

     Where a U.S. investor has elected the application of the QEF rules to its PFIC Shares, and the excess distribution rules do not apply to such Shares (because of timely election or a purge of the PFIC taint as described above in connection with the exercise of Warrants), any gain realized on the appreciation of the PFIC Shares is taxable as capital gain (if the Shares are a capital asset in the hands of the investor) and no interest charge is imposed. U.S. shareholders of a QEF are currently taxed on their pro rata shares of the fund’s earnings and profits. Where earnings and profits that were included in income under this rule are later distributed, the distribution is not taxed as a dividend. The basis of a U.S. shareholder’s Shares in a QEF is increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules.

     Although a determination as to a corporation’s PFIC status is made annually, an initial determination that a corporation is a PFIC will generally apply for subsequent years, whether or not it meets the tests for PFIC status in those years. A U.S. holder who makes the QEF election discussed above for the first year the U.S. holder holds or is deemed to hold Shares or Warrants and for which we are determined to be a PFIC, however, is not subject to the PFIC rules or the QEF regime for the years in which we are not a PFIC.

     If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. holders of shares generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in that lower-tier PFIC. If we are a PFIC and a U.S. holder of Shares does not make a QEF election in respect of a lower-tier PFIC, the U.S. holder could incur liability for the deferred tax and interest charge described above if either (1) we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or (2) the U.S. holder disposes of all or part of its Shares. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. holder no later than ninety days after the request the information that may be required to make a QEF election with respect to the lower-tier PFIC. A mark-to-market election (discussed below) under the PFIC rules with respect to Shares would not apply to a lower-tier PFIC, and a U.S. holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that lower-tier PFIC. Consequently, U.S. holders of Shares could be subject to the PFIC rules with respect to income of the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. Similarly, if a U.S. holder made a mark-to-market election under the PFIC rules in respect of our Shares and made a QEF election in respect of a lower-tier PFIC, that U.S. holder could be subject to current taxation in respect of income from the lower-tier PFIC the value of which already had been taken into account indirectly via mark-to-market adjustments. U.S. holders are urged to consult their own tax advisors regarding the issues raised by lower-tier PFICs.

     If you own ordinary shares in a PFIC that are treated as marketable shares, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ordinary shares or warrants at the end of the taxable year over your adjusted basis in your ordinary shares or warrants. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ordinary shares or warrants will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your ordinary shares or warrants will be taxed as ordinary income. As with the QEF election, a U.S. holder who makes a mark-to-market election would not be subject to the general PFIC regime and the denial of basis step-up at death described above. However, it is unclear whether our Shares will qualify for the mark-to-market election and prospective investors should not assume that our Shares will qualify for the mark-to-market election. Whether the shares will so qualify will depend on the volume and regularity of the trading of such shares and hence cannot be predicted at this time.

     In addition, notwithstanding any election you make with regard to the ordinary shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

     If you own ordinary shares during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

     You should consult your own tax advisor regarding the application of the PFIC rules to our ordinary shares or warrants in your particular circumstances, including the availability of making an election to avoid adverse United States federal income tax consequences under the PFIC rules in the case we are determined to be a PFIC in a future year.

     Backup Withholding and Information Reporting

     If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

  dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of ordinary shares effected at a United States office of a broker.

     Additionally, backup withholding may apply to such payments if you are a noncorporate U.S. holder that:

  fails to provide an accurate taxpayer identification number, is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or in certain circumstances, fails to comply with applicable certification requirements.

     If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

  dividend payments made to you outside the United States by us or another non-United States payor and other dividend payments and the payment of the proceeds from the sale of ordinary shares and warrants effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the payor or broker:

  dividend payments if you have provided us with an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or you otherwise establish an exemption.

     Payment of the proceeds from the sale of ordinary shares or warrants effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of ordinary shares or warrants that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

  the proceeds are transferred to an account maintained by you in the United States,

  the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

     In addition, a sale of ordinary shares or warrants effected at a foreign office of a broker will be subject to information reporting if the broker is:

  a United States person,

  a controlled foreign corporation for United States tax purposes,

  a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or a foreign partnership, if at any time during its tax year:

  one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

     You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

     F. Dividends and Paying Agents

     Not applicable.

     G. Statement by Experts

     Not applicable.

     H. Documents on Display

     We file annual reports and other information with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.

     We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Michael Zhang, Chief Financial Officer, ChinaGrowth North Acquisition Corp., 1818 Canggong Road, Fengxian, Shanghai Chemical Industry Park, Shanghai, China 201417.

     I. Subsidiary Information

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices. $37,924,000 of the net offering proceeds has been placed into a trust account at JP Morgan Chase NY Bank maintained by Continental Stock Transfer & Trust Company, acting as trustee. The proceeds held in trust will only be invested in United States “government securities,” defined as any Treasury Bill issued by the United States having a maturity of 180 days or less. Thus, we are subject to market risk primarily through the effect of changes in interest rates on government securities. In addition, following a business combination, it is possible that some or all of our revenues and expenses may be denominated in non-United States currencies, primarily Renminbi, which could subject us to increased risks relating to foreign exchange rate fluctuations that could have a material adverse effect on our business, financial condition and operating results.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     There has been no default of any indebtedness nor is there any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     There have been no changes to the instruments defining the rights of the holders of any class of registered securities, and the rights of holders of the registered securities have not been altered by the issuance or modification of any other class of securities. There are no restrictions on working capital and no removal or substitution of assets securing any class of our registered securities.

ITEM 15. CONTROLS AND PROCEDURES

     (a) Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), within the 90-day period preceding the filing date of this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

     (b) Management’s Annual Report on Internal Control over Financial Reporting.

     Not applicable.

     (c) Attestation Report of the Registered Public Accounting Firm.

     Not applicable.

     (d) Changes in Internal Control over Financial Reporting.

     Not applicable.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

     Not Applicable.

ITEM 16B. CODE OF ETHICS

     Not Applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The aggregate fees billed for the last fiscal year for professional services rendered by our auditor are as follows:

2006
Audit Fees	$35,000

     Audit fees represent fees for professional services related to the audit of our financial statements for the period from May 3, 2006 to December 31, 2006. Audit-related fees represent fees for professional services related to the filing of our registration statement with the SEC.

     Our board of directors pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services .

     ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report.

Page
Number
Report of Independent Registered Public Accounting Firm	F-1
Balance Sheet	F-2
Statement of Operations	F-3
Statement of Cash Flows	F-4
Statement of Shareholders’ Equity	F-5
Notes to Financial Statements	F-6

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association. **

4.1	Underwriting Agreement. *

4.2	Unit Purchase Agreement to be granted to Morgan Joseph & Co., Inc. *

4.3	Warrant Agreement between American Stock Transfer & Trust Company and the Registrant. *

4.4	Investment Management Trust Agreement between American Stock Transfer & Trust Company and the Registrant. *

4.5	Securities Escrow Agreement among the Registrant, American Stock Transfer & Trust Company and the Existing Shareholders.*

4.6	Registration Rights Agreement among the Registrant and the Existing Shareholders. *

4.7	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Michael W. Zhang. *

4.8	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Jin Shi.*

4.9	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Xuechu He.*

4.10	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Teng Zhou.*

4.11	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Xuesong Song.*

4.12	Office Services Agreement between the Registrant and Global Vestor Capital Partners LLC.*

4.13	Warrant Purchase Agreement between the Company and the Existing Shareholders.*

4.14	Promissory Note, dated May 18, 2006, issued to Global Vestor Capital Partners, LLC in the amount of $70,000.*

4.15	Promissory Note, dated May 18, 2006, issued to Venture Link Assets Limited in the amount of $28,000.*

4.16	Promissory Note, dated May 18, 2006, issued to Chum Capital Group Limited in the amount of $70,000.*

4.17	Promissory Note, dated May 18, 2006, issued to Guorun Group Limited in the amount of $42,000.*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to the Registrant's Form F-1/A (Commission File No. 333-134458) filed on January 18, 2007

**	Incorporated by reference to the Registrant's Form F-1/A (Commission File No. 333-134458) filed on December 8, 2007

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINAGROWTH NORTH ACQUISITION CORPORATION

By:		/s/ Michael W. Zhang
	Name:	Michael W. Zhang
	Title:	Chief Financial Officer

Dated: July 2, 2007

CHINAGROWTH NORTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Financial statements
Balance Sheet as of December 31, 2006	F-3
Statement of Operations for the period from May 3, 2006 (date of
inception) through December 31, 2006	F-4
Statement of Shareholders’ Equity for the period from May 3, 2006
(date of inception) through December 31, 2006	F-5
Statement of Cash Flows for the period from May 3, 2006 (date of
inception) through December 31, 2006	F-6

Notes to Financial Statements	F-7 –F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
ChinaGrowth North Acquisition Corporation

     We have audited the accompanying balance sheet of ChinaGrowth North Acquisition Corporation (a development stage company) as of December 31, 2006, and the related statements of operations, shareholders’ equity and cash flows for the period from May 3, 2006 (date of inception) through December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ChinaGrowth North Acquisition Corporation as of December 31, 2006, and the results of its operations and its cash flows for the period from May 3, 2006 (date of inception) through December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ J.H. Cohn LLP

J.H. Cohn LLP

New York, New York

June 13, 2007

CHINAGROWTH NORTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET

ASSETS	December 31,
2006
Current assets:
Cash	$156,502
Deferred offering cost	212,621
Total assets	$369,123

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued offering costs	$149,056
Unsecured promissory notes	210,000
Total current liabilities	359,056

COMMITMENTS

Shareholders’ equity:
Preferred shares—$.001 par value; 1,000,000 shares
authorized; no shares issued and outstanding	—
Ordinary shares—$.001 par value, 20,000,000 shares
authorized; 1,125,000 issued and outstanding	1,125
Additional paid-in capital	23,875
Deficit accumulated during the development stage	(14,933)
Total shareholders’ equity	10,067
Total liabilities and shareholders’ equity	$369,123

See Accompanying Notes to Financial Statements.

CHINAGROWTH NORTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS
For the period from
May 3, 2006
(Date of Inception)
through
December 31, 2006
Revenue	$—
Organization costs	16,722
Loss from operations	(16,722)
Interest income	1,789
Net loss for the period	$(14,933)
Net loss per share—basic and diluted	$(0.01)
Weighted average number of shares outstanding—basic and diluted	1,125,000

     See Accompanying Notes to Financial Statements.

CHINAGROWTH NORTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF SHAREHOLDERS’ EQUITY

For the period from May 3, 2006 (Date of Inception) through December 31, 2006

				Deficit
	Ordinary Shares			Accumulated
			Additional	During the
			Paid-In	Development
	Shares	Amount	Capital	Stage	Total
Contributions from
shareholders	1,125,000	$ 1,125	$ 23,875	$—	$25,000
Net loss	—		—	(14,933)	(14,933)
Balance at December 31, 2006	1,125,000	$ 1,125	$ 23,875	$(14,933)	$10,067

See Accompanying Notes to Financial Statements.

CHINAGROWTH NORTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF CASH FLOWS

For the period from
May 3, 2006
(Date of Inception)
through
December 31, 2006
Cash flows from operating activities:
Net loss	$(14,933)
Net cash used by operating activities	(14,933)

Cash flows from financing activities:
Proceeds from sale of ordinary shares	25,000
Issurance of unsecured promissory notes	210,000
Payments of offering costs	(63,565)
Net cash provided by financing activities	171,435

Net increase in cash	156,502
Cash—beginning of period	-
Cash—end of period	$156,502

Supplemental disclosure of cash flow information:
Accrual of deferred offering costs:	$149,056

See Accompanying Notes to Financial Statements.

ChinaGrowth North Acquisition Corporation
(a development stage company)

Notes to Financial Statements

NOTE 1—ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION

Organization and Business Operations

     ChinaGrowth North Acquisition Corporation (the “Company”) was incorporated in the Cayman Islands on May 3, 2006 as a blank check company recently formed for the purpose of effecting a share capital exchange, asset acquisition or other similar business combination with an operating business in a specified industry. Our objective is to acquire an operating business that has its primary operating facilities located in the People’s Republic of China (“PRC”) in any city or province north of the Yangtze River.

     The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Offering as discussed in Note 3, although substantially all of the net proceeds of the Proposed Offering are intended to be generally applied toward consummating a business combination with an operating business in the PRC (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Proposed Offering, at least ninety-five percent (95%) of the net proceeds, after payment of certain amounts to the underwriter, will be held in a trust account (“Trust Account”) and invested in United States government securities until the earlier of (i) the consummation of a first Business Combination or (ii) our dissolution and liquidation of the Trust Account. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for shareholder approval. In the event that shareholders owning 19.99% or more of the shares sold in the Proposed Offering vote against the Business Combination and exercise their redemption rights described below, the Business Combination will not be consummated. All of the Company’s shareholders prior to the Proposed Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their 1,125,000 founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (“Public Shareholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

     With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may demand that the Company redeem his or her shares. The per share redemption price will equal the amount in the Trust Account, net of taxes payable, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of ordinary shares held by Public Shareholders at the consummation of the Proposed Offering. Accordingly, Public Shareholders holding 19.99% of the aggregate number of shares owned by all Public Shareholders may seek redemption of their shares in the event of a Business Combination. Such Public Shareholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Shareholders.

     Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

ChinaGrowth North Acquisition Corporation
(a development stage company)

Notes to Financial Statements — (Continued)

NOTE 1—ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION – (Continued)

     In the event that the Company does not consummate a Business Combination within 18 months from the date of the consummation of the Proposed Offering, or 24 months from the consummation of the Proposed Offering if certain extension criteria have been satisfied, the Company will be dissolved and the proceeds held in the Trust account other than a portion of the interest earned will be distributed to the Company’s public shareholders. In the event of such distribution, it is likely that the per share value of the residual assets remaining available for distribution (including Trust account assets) will be less than the initial public offering price per share in the Proposed Offering (assuming no value is attributed to the Warrants contained in the Units to be offered in the Proposed Offering discussed in Note 3).

Basis of Presentation

     The financial statements include the accounts of the Company. The Company has not commenced operations since its inception of May 3, 2006. All activities and expenses incurred from May 3, 2006 to December 31, 2006 are related to the Company’s formation and preparation of the Proposed Offering. The Company has selected December 31 as its fiscal year end.

     The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. Management’s plans to address this uncertainty are discussed in Note 3. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful or successful within the target business acquisition period. These factors, among others, indicate that the Company may be unable to continue operations as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Cash:

     The Company maintains a bank account in a foreign country. The balance in such account is not insured by the Federal Deposit Isurance Corporation (FDIC).

2.2 Loss per ordinary share:

     Loss per share is computed by dividing net loss applicable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. There were no dilutive securities outstanding during the period.

2.3 Use of estimates:

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ChinaGrowth North Acquisition Corporation
(a development stage company)

Notes to Financial Statements — (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

2.4 Income taxes:

     Under current Cayman Islands laws, the Company is not subject to income tax on income, and therefore, no income tax benefit has been recorded in respect of the net operating loss incurred.

2.5 Deferred offering costs:

     Deferred offering costs consist principally of legal fees and other costs incurred that are related to the Proposed Offering and will be charged to capital upon the receipt of the capital or charged to expense if the Proposed Offering is not completed.

NOTE 3 — PROPOSED OFFERING

The Proposed Offering calls for the Company to offer for public sale up to 4,500,000 units (“Units”), and up to an additional 675,000 subject to an over-allotment option granted to the underwriters that may be exercised during the 45 day period after the date of our initial public offering. Each Unit consists of one ordinary share, $.001 par value, and one redeemable ordinary share purchase warrant (“Warrants”). Each Warrant will entitle the holder to purchase from the Company one ordinary share at an exercise price of $6.00 commencing the later of the completion of a business combination with a target business or one year from the effective date of the Proposed Offering and expiring four years from the effective date of the Proposed Offering. The Warrants will be redeemable at a price of $.01 per Warrant upon 30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the ordinary shares is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.

The Company’s directors and officers, or their designees, have agreed to purchase a total of 900,000 warrants prior to the closing of the Proposed Offering at $1.20 per warrant for an aggregate purchase price of $1,080,000 (the “Founding Director Warrants”). The Founding Director Warrants will be purchased separately and not in conjunction with ordinary shares in the form of units. The purchase price of the Founding Director Warrants will be added to the proceeds from the Proposed Offering to be held in the Trust Account pending completion of a business combination. If the Company does not complete a business combination then the purchase price of the Founding Director Warrants will become part of the liquidation distribution and the Founding Director Warrants will expire worthless.

The Company will use its best efforts to cause a registration statement to become effective on or prior to the commencement of the warrant exercise period and to maintain the effectiveness of such registration statement until the expiration of the warrants. If the Company is unable to maintain the effectiveness of such registration statement until the expiration of the warrants, and therefore is unable to deliver registered shares, the warrants may become worthless. Because the Founding Director Warrants were sold in a Regulation S private placement and were issued pursuant to an exemption from registration requirements under federal securities laws, the Founding Director Warrants will be exercisable even if, at the time of exercise, a prospectus relating to the common stock issuable upon exercise of the Founding Director Warrants is not current.

ChinaGrowth North Acquisition Corporation
(a development stage company)

Notes to Financial Statements — (Continued)

NOTE 3—PROPOSED OFFERING – (Continued)

In addition, the Company has agreed to sell to Morgan Joseph & Co., Inc., for $100, as additional compensation, an option to purchase up to a total of 315,000 units at $10.00 per unit. The units issuable upon exercise of this option are identical to those offered in the Proposed Offering. In lieu of paying the exercise price of $10.00 per unit, the option may be converted into units (i.e., a cashless basis) to the extent that the market value of the units at the time of the conversion exceeds the exercise price of the option. The option may only be exercised or converted by the option holder. The option will be issued to Morgan Joseph & Co., Inc. upon completion of the Company’s initial public offering. The purchase option and its underlying securities will be registered under a registration statement in the Proposed Offering.

The sale of the option will be accounted for as an equity transaction. Accordingly, there will be no net impact on the Company’s financial position or results of operations, except for the recording of the $100 proceeds from the sale.

Although the purchase option and its underlying securities have been registered in our initial public offering, the purchase option grants to holders demand and “piggy back” rights for periods of five years and seven years, respectively, from the effective date of our initial public offering with respect to the registration under the Securities Act of 1933 of the securities directly and indirectly issuable upon exercise of the purchase option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the purchase option may be adjusted in certain circumstances including in the event of a share dividend, or our recapitalization, merger or consolidation. However, the purchase option will not be adjusted for issuances of ordinary shares at a price below its exercise price.

NOTE 4 — COMMITMENTS

The Company utilizes certain limited administrative, technology and secretarial services, as well as certain limited office space provided by an affiliate of one of the Initial Shareholders. Such affiliate has agreed that, until the acquisition of a target business by the Company, it will make such services available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate up to $7,500 per month for such services commencing on the effective date of the Public Offering.

In addition, the Company will pay to Morgan Joseph & Co., Inc. serving as the underwriting syndicate’s representative, seven percent (7%) of the gross proceeds of the offering (the “Underwriters’ Discount”). Five percent (5%) of the gross proceeds ($1,800,000, or $2,070,000 if the over-allotment option is exercised in full) will be paid upon the closing of the Company’s underwritten initial public offering. Morgan Joseph & Co., Inc. has agreed to defer payment of the remaining two percent (2%) of the gross proceeds ($720,000, or $828,000 if the over-allotment option is exercised in full) until completion of a business combination. Until a business combination is complete, these funds will be placed in the Trust Account. If the Company does not complete a business combination then the 2% deferred fee will become part of the liquidation distribution. The Underwriters’ Discount will amount to an aggregate of $2,520,000 if the underwriters do not exercise their over-allotment option, and an aggregate of $2,898,000 if the overallotment option is exercised in full.

As discussed in Note 3, the Company’s Founding Directors will purchase 900,000 Warrants at a price of $1.20 per Warrant for a total gross proceeds of $1,080,000. Each of the Company’s Initial Shareholders or their designees cannot sell these warrants until the consummation of a business combination. These warrants will be non-callable as long as they are held by the Company’s Initial Shareholders or their designees.

ChinaGrowth North Acquisition Corporation
(a development stage company)

Notes to Financial Statements — (Continued)

NOTE 5 — UNSECURED PROMISSORY NOTES

The Company has issued an aggregate of $210,000 of unsecured promissory notes to five Initial Shareholders. The notes are non-interest bearing and will be payable on the consummation of the Public Offering.

NOTE 6 — PREFERRED SHARES

The Company is authorized to issue 1,000,000 shares of preferred shares with such designations and other voting rights and preferences as may be determined from time to time by the Board of Directors.

NOTE 7—SUBSEQUENT EVENTS

The registration statement for the Company's initial public offering (the "Public Offering") was declared effective January 23, 2007.

On January 29, 2007, the initial public offering (“IPO”) of 4,500,000 Units (“Units”) of the Company was consummated. Each Unit consists of one share of Common Stock, $.001 par value per share (“Common Stock”), and one Warrant (“Warrant”), each to purchase one share of Common Stock. The Units were sold at an offering price of $8.00 per Unit, generating gross proceeds of $36,000,000.

Concurrently with the closing of the IPO, the Company consummated a private placement (the “Private Placement”) of 900,000 warrants (the “Private Placement Warrants”) to its founding officers and directors, generating gross proceeds of $1,080,000. The Private Placement Warrants were sold at $1.20 per warrant and are substantially similar to the Warrants contained in the Units sold in the IPO. The purchasers of the Private Placement Warrants have agreed that the Private Placement Warrants will not be sold or transferred by it until after the Company has completed a business combination.

Upon closing of the IPO and the Private Placement, $34,200,000 (or $7.60 per share), was placed in trust being held through American Stock Transfer & Trust Company.

On February 9, 2007, the Company consummated the sale of 490,000 units (the "Units") pursuant to the exercise of the over-allotment option the Company granted to the underwriters of the Company's initial public offering ("IPO"). The Units are identical to the Units sold in the IPO and each Unit consists of one share of common stock, $.001 par value per share (the "Common Stock"), and one warrant, each warrant to purchase one share of Common Stock at an exercise price of $6.00 per share. The Units were sold at an offering price of $8.00 per Unit, generating aggregate gross proceeds of $3,920,000.

On March 5, 2007, the Company announced that, commencing on March 6, 2007, the holders of the Company’s units may elect to separately trade the common stock and warrants included in such units.