Form 20-F
period 2008-12-31
UIB Group Ltd
filed 2009-06-30
CIK 1363613

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ________

COMMISSION FILE NUMBER: 000-52414
UIB Group Limited
(Formerly ChinaGrowth North Acquisition Corporation)
(Exact Name of Registrant as Specified in its Charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Room 1906, 19th Floor, C, Yihe Yangguang Plaza
12 East Tucheng Road, Chaoyang District
Beijing, China 100013
(Address of principal executive offices)

Xiaoping Chen
Room 1906, 19th Floor, C, Yihe Yangguang Plaza
12 East Tucheng Road, Chaoyang District
Beijing, China 100013
Facsimile: 86-10-6448-9408
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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of the registrant’s units, ordinary shares and warrants outstanding as of the close of the period covered by the annual report was 441,143, 5,673,857 and 5,448,857 , respectively.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes          ☒ No

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes       ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 126-2 of the Exchange Act. (Check one): Large accelerated filer☐      Accelerated filer ☐     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing. U.S. GAAP ☒   International Financial Reporting Standards as issued by the International Accounting Standards Board ☐Other ☐

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐Yes     ☒No

INTRODUCTION

In this annual report, unless otherwise indicated,

(1) “we,” “us,” “our company” “the company”, “our” and “UIB Group Limited” refer to UIB Group Limited (formerly known as ChinaGrowth North Acquisition Corporation), its predecessor entities and subsidiaries;

(2) “ChinaGrowth” refer to ChinaGrowth North Acquisition Corporation and its predecessor entities and subsidiaries;

(3) “UIB” refers to UIB Group Limited prior to its acquisition by ChinaGrowth.

(4)  “China” and “PRC” refer to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

(5) “U.S. GAAP” refers to generally accepted accounting principles in the United States; and

(6) all references to “RMB” and “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “US$,” “dollars” and “$” are to the legal currency of the United States.

Under the laws of the Cayman Islands and our Memorandum of Association, we are authorized to issue “ordinary shares” rather than “common stock” and the holders of our ordinary shares are referred to as “members” rather than “shareholders.” In this annual report, references that would otherwise be to ordinary shares and members are made to common stock and shareholders, which are terms more familiar to investors on the OTC-BB, which is where our shares are quoted.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

In January 2009, ChinaGrowth acquired all of the issued and outstanding stock of UIB. Before such acquisition in January 2009, ChinaGrowth was a blank check company with no operations and had been formed as a vehicle for an acquisition of an operating business in China. Following the completion of the business combination, ChinaGrowth changed its name to UIB Group Limited.

This annual report on Form 20-F includes (1) audited consolidated balance sheets of ChinaGrowth at December 31, 2008 and 2007 and audited consolidated statements of income and comprehensive income, shareholders’ equity and cash flows of ChinaGrowth for the fiscal years ended December 31, 2008 and 2007, and for the period from May 3, 2006 (Date of Inception) through December 31, 2008; (2) audited consolidated balance sheets of UIB at December 31, 2008 and 2007 and audited consolidated statements of income and comprehensive income, shareholders’ equity and cash flows of UIB for each of the fiscal years ended December 31, 2008, 2007 and 2006; and (3) an unaudited pro forma consolidated balance sheet at December 31, 2008 and an unaudited pro forma consolidated statement of income for the fiscal year ended December 31, 2008, giving effect to the acquisition of all of the issued and outstanding stock of UIB by ChinaGrowth which took place on January 27, 2009.

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

      Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements contained in this annual report, or the documents to which we refer you in this annual report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

      UIB Group Limited is a Cayman Islands company that is referred to in this annual report on Form 20-F, as “the company,” “we,” “us,” or “our.” When used in this annual report, the term “initial shareholders” shall mean the shareholders of the company immediately prior to our initial public offering, unless the context otherwise requires. This annual report should be read in conjunction with our audited financial statements and the accompanying notes thereto, which are included in Item 18 to this annual report.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.

ITEM 3. KEY INFORMATION

     A.      Selected Financial Data

The following tables present selected historical consolidated financial data for ChinaGrowth and UIB and selected unaudited pro forma consolidated financial data giving effect to ChinaGrowth’s acquisition of UIB.

The selected consolidated statement of operations data for ChinaGrowth for the years ended December 31, 2008 and 2007, and for the period from May 3, 2006 (Date of Inception) through December 31, 2008, and the selected consolidated balance sheet data as of December 31, 2008 and 2007 have been derived from the audited consolidated financial statements of ChinaGrowth included elsewhere in this annual report and should be read in conjunction with those financial statements and the accompanying notes and Item 5, “Operating and Financial Review and Prospects.”

The selected statement of operations data for UIB for the years ended December 31, 2008, 2007 and 2006 and the selected balance sheet data for UIB as of December 31, 2008 and 2007 have been derived from the audited financial statements of UIB included elsewhere in this annual report and should be read in conjunction with those financial statements and the accompanying notes and Item 5, “Operating and Financial Review and Prospects.”

On January 27, 2009, ChinaGrowth acquired all of the issued and outstanding stock of UIB and its name was changed to UIB Group Limited.  Before such acquisition in January 2009, ChinaGrowth was a blank check company with no operations and had been formed as a vehicle for an acquisition of an operating business in China.

The selected unaudited pro forma consolidated statement of operations data for the year ended December 31, 2008 and the selected unaudited pro forma consolidated balance sheet data as of December 31, 2008 have been derived by the application of pro forma adjustments to the historical consolidated financial statements of ChinaGrowth and UIB as of and for the year ended December 31, 2008. The selected unaudited pro forma financial data should be read in conjunction with the unaudited pro forma consolidated financial statements and accompanying notes included elsewhere in this annual report. You should not rely on the unaudited pro forma consolidated financial data included below and elsewhere in this report as being indicative of the historical results that would have occurred had the companies been consolidated or as being indicative of our future performance.

UIB Selected Statement of Operations Data

(Expressed in U.S. dollars)

	For the year ended December 31, 2008	For the year ended December 31, 2007	For the year ended December 31, 2006
	(in thousands, except per share data)
Commission and fee income	$25,519	$17,073	$8,608
Commission and fee income, net	24,115	16,059	8,089
Income from operations	7,339	5,390	92
Net income	$5,426	$3,927	$25
Net income (loss) per share – basic	$108.52	$78.54	$0.50
Net income (loss) per share – diluted	$108.52	$78.54	$0.50
Weighted average number of shares outstanding – basic	50,000	50,000	50,000
Weighted average number of shares outstanding – diluted	50,000	50,000	50,000

UIB Selected Consolidated Balance Sheet Data

	December 31,2008	December 31, 2007
	(in thousands)
Current assets	21,084	10,674
Total assets	24,148	12,313
Current liabilities	7,009	5,558
Total liabilities	7,009	5,558

ChinaGrowth North Acquisition Corporation (Expressed in U.S. dollars)

	For the year ended December 31, 2008	For the year ended December 31, 2007	For the period from May 3, 2006 (Date of Inception) through December 31, 2008
	(in thousands, except per share data)
Operating expenses	$513	$370	$900
Loss from operations	(513)	(370)	(900)
Interest income	588	1,680	2,270
Net income	$75	$1,310	$1,370
Net income per share—basic and diluted	$0.01	$0.23
Weighted average number of shares outstanding - basic and diluted	6,115,000	5,703,767

Balance Sheet Data:

	December 31, 2008	December 31, 2007

	(in thousands)
Current assets	$40,193	$39,935
Total assets	$40,193	$39,935

Current liabilities	$1,019	$835
Common stock subject to possible conversion of 997,501 shares at conversion value	8,033	7,915
Total liabilities	$9,052	$8,750

Selected Unaudited Pro Forma Consolidated Financial Data

On January 27, 2009, ChinaGrowth acquired all of the issued and outstanding stock of UIB and its name was changed to UIB Group Limited.  Before such acquisition in January 2009, ChinaGrowth was a blank check company with no operations and had been formed as a vehicle for an acquisition of an operating business in China.

The stock purchase transaction resulted in shareholders of UIB obtaining a majority of the voting interests in UIB Group Limited (formerly known as ChinaGrowth). Generally accepted accounting principles require that the company whose shareholders retain the majority voting interest in a combined business be treated as the acquirer for accounting purposes. Since ChinaGrowth did not have any assets with operating substance except cash, the transaction has been accounted for as a reorganization and recapitalization of UIB. The stock purchase transaction utilizes the capital structure of ChinaGrowth and the assets and liabilities of UIB are recorded at historical cost. Although UIB is deemed to be the acquiring company for accounting and financial reporting purposes, the legal status of UIB Group Limited as the surviving corporation will not change.

We have presented below selected unaudited pro forma consolidated financial data that reflects the result of the stock purchase transaction and is intended to provide you with a better picture of what our businesses might have looked like had they actually been combined during the period and at the date presented. The consolidated financial data may have been different had the companies actually been consolidated during the period and at the date presented. The selected unaudited pro forma consolidated financial data does not reflect the effect of asset dispositions, if any, or cost savings that may result from the stock purchase. You should not rely on the selected unaudited pro forma consolidated financial data as being indicative of the historical results that would have occurred had the companies been consolidated or the future results that may be achieved after the stock purchase.

The selected unaudited pro forma consolidated statement of operations data for the year ended December 31, 2008 and the selected unaudited pro forma consolidated balance sheet data as of December 31, 2008 have been derived by the application of pro forma adjustments to the historical consolidated financial statements of ChinaGrowth and UIB as of and for the year ended December 31, 2008. The selected unaudited pro forma financial data should be read in conjunction with the unaudited pro forma consolidated financial statements and accompanying notes included elsewhere in this annual report.

Year ended December 31, 2008
(in thousands, except per share data)
Commission and fee income	$25,519
Business taxes	1,405
Commission and fee income, net	24,114
Income from operations	6,825
Net income	5,501

Net income per share
Basic	0.78
Diluted	0.66

Cash dividend per share	—

As of December 31, 2008
(in thousands)
Current assets	$20,422
Total assets	23,486

Current liabilities	7,330
Total liabilities	7,330

Exchange Rate Information

Our functional currency is the RMB, however this report is in U.S. dollars. The financial statements of our foreign subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation". All asset and liability accounts have been translated using the exchange rate in effect at the balance sheet date. Equity accounts have been translated at their historical exchange rates when the capital transaction occurred. Statements of operations amounts have been translated using the average exchange rate for the year. At December 31, 2008, our revenues and expenses maintained in Renminbi were translated to U.S. dollars at US$1.00 = RMB 6.9623 and our assets and liabilities maintained in Renminbi were translated to U.S. dollars at US$1.00 = RMB 6.8542. The foreign currency translation adjustment of $ has been reported as accumulated other comprehensive income in the consolidated statement of stockholders’ equity and comprehensive income.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

Period	Period End	Average	Low	High
	(RMB per US$1.00)
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.6072	7.8127	7.2946
2008

January 2008	7.1818	7.2405	7.1818	7.2946
February 2008	7.1115	7.1644	7.1100	7.1973
March 2008	7.0120	7.0722	7.0105	7.1110
April 2008	6.9870	6.9997	6.9840	7.0185
May 2008	6.9400	6.9725	6.9377	7.0000
June 2008	6.8591	6.8993	6.8591	6.9633
July 2008	6.8388	6.8355	6.8104	6.8632
August 2008	6.8252	6.8462	6.7800	6.8705
September 2008	6.7899	6.8307	6.7810	6.8510
October 2008	6.8388	6.8358	6.8171	6.8521
November 2008	6.8254	6.8281	6.8220	6.8373
December 2008	6.8225	6.8539	6.8225	6.8842

(1)	Annual averages are calculated by using the average of the noon buying exchange rates for each trading day during the annual period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this annual report on Form 20-F before making a decision to invest in our securities.

Risks Related to Our Business

Our limited operating history in the insurance brokerage business may not provide an adequate basis to judge our future prospects and results of operations.

          We have a limited operating history. We commenced our insurance brokerage business in 2001 and have expanded our  operations substantially in recent years. In 2008, we started distributing Teacher Medical Supplementary Insurance in one trial province and Vehicle Insurance in one trial city as part of our future growth strategy. If this strategic move cannot be successfully implemented, our future growth will be significantly affected. In addition, our historical results may not provide a meaningful basis for you to evaluate our business, financial performance and prospects due, in part, to this strategic move.

Because the commissions and fees we earn on the insurance brokerage services are based on the rates of commissions and fees set by insurance companies, any decrease in these rates may have an adverse effect on our results of operations.

          We are engaged in the insurance brokerage business and derive revenues primarily from commissions and fees paid by the insurance companies whose policies our customers purchase. The commission and fee rates are set by insurance companies and are based on the premiums that the insurance companies charge, over which we have very limited control. Commission and fee rates and premiums can change based on the prevailing economic, regulatory, taxation and competitive factors that affect insurance companies. These factors include, for example, the capacity of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, the availability of alternative insurance products, such as government benefits and self-insurance plans, to consumers and the tax deductibility of commissions and fees. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in China is legally required to purchase, are tightly regulated by China Insurance Regulatory Commission or CIRC.

          Because we do not determine, and cannot predict, the timing or extent of changes to the rates of premiums, commissions and fees, we cannot predict the effect any of these changes may have on our operations. Since China’s entry into the World Trade Organization in December 2001, intense competition among insurance companies has led to a gradual decline in the premium rates of some insurance products. Although such decline may stimulate consumer demand for insurance products and increase the market opportunities for us, it may also reduce the commissions and fees we can earn on each policy sold. Any decrease in premiums or commission and fee rates may significantly affect our profitability. In addition, our budget for future acquisitions, capital expenditures, dividend payments, loan repayments and other expenditures may be disrupted by unexpected decreases in revenues caused by decreases in premiums or commission and fee rates, thereby adversely affecting our operations.

Competition in our industry is intense and, if we are unable to compete effectively, we may lose customers and our financial results may be negatively affected.

          The insurance brokerage industry in China is highly competitive, and we expect competition to persist and intensify. We face competition from insurance companies that use their in-house sales forces and exclusive sales agents to distribute their products, from business entities that distribute insurance products on an ancillary basis, such as commercial banks, postal offices and automobile dealerships, and from other professional insurance intermediaries. We compete for customers on the basis of, among other things, product offerings, customer services and reputation. Many of our competitors have greater financial and marketing resources than we do and may be able to offer products and services that we do not currently offer and may not offer in the future. If we are unable to compete effectively against those competitors, we may lose customers and our financial condition and results of operations may be adversely affected.

Our commission and fee revenues and our results of operations are subject to quarterly and annual fluctuations.

          Our commission and fee revenues are subject to quarterly and annual fluctuations as a result of the seasonality of our business, the timing of policy renewals and the net effect of new and lost business. If distributions of new products miss out a peak season, our results of operations could be affected. Historically, our results of operations of for each quarter could be significantly different due to the seasonality of our business. Our commission and fee revenues for the fourth quarter of any given year has been the highest among all four quarters. The factors that cause the quarterly and annual fluctuations are not within our control. Specifically, consumer demand for insurance products can influence the timing of renewals, new business and lost business, which generally includes policies that were not renewed or that were cancelled. As a result, you may not be able to rely on quarterly or annual comparisons of our results of operations as an indication of our future performance.

Our business and prospects could be materially and adversely affected if we are not able to manage our growth successfully.

          We commenced our insurance brokerage business in 2001 and have expanded our operations substantially in recent years. Our distribution network has expanded to 32 provincial branches and 53 sub-branches covering 1,800 counties across China as of December 31, 2008. We expect to continue our expansion in the future. Our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. To manage and support our continued growth, we must continue to improve our operational, administrative, financial and technological systems, procedures and controls, and expand, train and manage our growing employee and agent base. Furthermore, our management will be required to maintain and expand its relationships with insurance companies, other insurance intermediaries, regulators and other third parties. we cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. Any failure to effectively and efficiently manage our expansion could materially and adversely affect our ability to capitalize on new business opportunities, which in turn could have a material adverse effect on our results of operations.

If our contracts with provincial and municipal education administrative departments are terminated or changed, our business and operating results could be adversely affected.

          As the pioneer who established risk management standards in the Chinese education sector since 2003, we are currently the only insurance intermediary that provides risk management consultation or cooperation services to 26 out of 32 provincial and municipal education administrative departments as of December 31, 2008. As the established risk management consultant, we are one of the few insurance intermediaries able to directly access customers at schools. If events occur which harm its relationships with the provincial and municipal education administrative departments, our ability to distribute insurance products to students and schools could be materially harmed.

We may be unsuccessful in identifying and acquiring suitable acquisition candidates, which could adversely affect our growth.

          Currently, our business expansion is mainly through organic growth. In the future, we may expect a portion of our growth to come from acquisitions of high-quality independent insurance brokerage companies. There is no assurance that we can successfully identify suitable acquisition candidates, especially in those provinces and municipalities where we do not yet have a presence. Even if we identify suitable candidates, we may not be able to complete an acquisition on terms that are commercially favorable or acceptable to us. In addition, we will compete with other entities to acquire high-quality independent insurance brokerage companies. Many of our competitors may have substantially greater financial resources than we do and may be able to outbid us for these acquisition targets. If we are unable to acquire suitable acquisition candidates, our growth strategy will be impeded.

If we fail to integrate acquired companies efficiently, or if the acquired companies do not perform to our expectations, our business and results of operations may be adversely affected.

          Even if we succeed in acquiring other insurance brokerage companies, our ability to integrate such acquired companies into our operations is subject to a number of factors, including retention of personnel, entry into unfamiliar markets, unanticipated problems or legal liabilities, and tax and accounting issues. The need to address these factors may divert management’s attention from other aspects of our business and affect our business operations.

          Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the insurance products in which the acquired companies specialize, the loss of key clients after the acquisition, general economic conditions that impact the acquired companies in a direct way and the cultural incompatibility of an acquired company’s management team with us. If we are unable to successfully integrate acquired companies or the acquired companies fail to perform to our expectations, our business, prospects, results of operations and financial condition may be materially and adversely affected.

Our future success depends on the continuing efforts of our senior management team and other key personnel, and our business may be harmed if we lose their services.

          Our future success depends heavily upon the continuing services of the members of our senior management team and other key personnel, in particular Mr. Xiaoping Chen, our chief executive officer, and Mr. Joseph Weijian Huang, our executive vice president. In addition, because of the importance of training to our business, our team of dedicated training professionals plays a key role in our operations. If one or more of our senior executives or other key personnel, including key training personnel, are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. As is customary in China, we do not have insurance coverage for the loss of our senior management team or other key personnel.

          In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, sensitive trade information and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us which contains confidentiality and non-competition provisions. These agreements generally have an initial term of three years, and are automatically extended for successive one-year terms unless terminated earlier pursuant to the terms of the agreements. If any disputes arise between any of our senior executives or key personnel and us, we cannot assure you of the extent to which any of these agreements may be enforced.

Broker and employee misconduct is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigations.

          Broker or employee misconduct could result in violations of law by us, regulatory sanctions or litigations against us, or serious reputational or financial harm to us. Such misconduct could include:

•	engaging in misrepresentation or fraudulent activities when marketing or providing insurance brokerage services to customers;

•	hiding unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses; or

•	otherwise not complying with laws and regulations or our control policies or procedures

          We cannot always deter broker or employee misconduct, and the precautions we take to prevent and detect such misconduct may not be effective in all cases. We cannot assure you that broker or employee misconduct will not result in a material adverse effect on our business, results of operations or financial condition.

Our businesses are highly regulated, and the administration, interpretation and enforcement of the laws and regulations currently applicable to us involve uncertainties, which could materially and adversely affect our business and results of operations.

          We operate in a highly regulated industry. The CIRC has extensive authority to supervise and regulate the insurance industry in China. In exercising its authority, the CIRC is given wide discretion, and the administration, interpretation and enforcement of the laws and regulations applicable to us involve uncertainties that could materially and adversely affect our business and results of operations. For example, it is not clear when the CIRC will start strictly enforcing the qualification requirement for insurance brokers affiliated with professional insurance intermediaries like us. Although we have not been found to have any material violations to date, we cannot assure you that our operations will always be consistent with the interpretation and enforcement of the laws and regulations by the CIRC from time to time.

Further development of insurance regulations in China may impose additional costs and restrictions on our activities

          China’s insurance regulatory regime is undergoing significant changes. Some of these changes and the further development of regulations applicable to us may result in additional restrictions on our activities or more intensive competition in this industry. Such development of regulations could materially and adversely affect our business and results of operations.

Any significant failure in our information technology systems could have a material adverse effect on our business and results of operations.

          Our business is highly dependent on the ability of our information technology systems to timely process a large number of transactions across different markets and products at a time when transaction processes have become increasingly complex and the volume of such transactions is growing rapidly. The proper functioning of our financial control, accounting, customer database, customer service and other data processing systems, together with the communication systems between our various offices, is critical to our business and to our ability to compete effectively. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these primary information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology systems could damage our reputation and materially and adversely affect our business and results of operations.

If we are unable to respond in a timely and cost-effective manner to rapid technological changes in the insurance brokerage industry, our business and results of operations may be adversely affected.

          The insurance brokerage industry is increasingly influenced by rapid technological changes, frequent new product and service introductions and evolving industry standards. For example, the insurance brokerage industry has increased use of the Internet to communicate benefits and related information to consumers and to facilitate information exchange and transactions. We believe that our future success will depend on our ability to continue to anticipate technological changes and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. There is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. In addition, product and service opportunities that our competitors develop or introduce may render our products and services noncompetitive. As a result, we cannot assure you that technological changes that may affect our industry in the future will not have a material adverse effect on our business and results of operations.

We face risks related to health epidemics and other outbreaks, which could result in reduced activity level of its marketing and customer service forces.

          Our business could be materially and adversely affected by the outbreak of avian flu, severe acute respiratory syndrome, or SARS, or another epidemic. In recent years, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Because our business operations rely heavily on the efforts of individual professional brokers and marketing and customer service representatives, any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may significantly disrupt our staffing and otherwise reduce the activity level of our marketing and customer service forces, and materially and adversely affect our business and results of operations.

Risks Relating to ChinaGrowth and the Combined Company

Following the acquisition of UIB, we did not receive a material amount of funds from the Trust Account which could be used to fund operations and execute our business plan.

          Virtually all of the funds in the Trust Account were used for either repurchases of ordinary shares pursuant to conditional sales agreements or to repay a loan the proceeds of which were used to purchase ordinary shares or to redeem the ordinary shares of members who elect to exercise their conversion rights. Therefore, we did not receive any material funds from the Trust Account. In order to fund our operations and grow our business, we will require working capital which the Trust Account did not provide. If we do not obtain equity or debt financing, we will not be able to operate our business or execute our business plan.

Following the acquisition of UIB, we may not be able to secure financing needed for future operating needs on favorable terms, or on any terms at all.

          From time to time, following the acquisition, we may seek additional financing to provide the capital required to maintain our business if cash flow from operations is insufficient to do so. We cannot predict with certainty the timing or amount of any such capital requirements. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired, and our results of operations may be adversely affected. If we are able to incur debt, it may be subject to certain restrictions imposed by the terms of the debt and the repayment of such debt may limit our cash flow and our ability to grow. If we are unable to incur debt, we may be forced to issue additional equity, which could have a dilutive effect on our then current shareholders.

Our future operating results may differ significantly from our actual historical results as well as the net income targets established in order for the shareholders of UIB to receive additional ordinary shares.

Our future operating results may differ significantly from our actual historical results as well as the net income targets established in order for the shareholders of UIB to receive additional ordinary shares. To the extent the actual net income is significantly lower than actual historical results or the net income targets established in order for the shareholders of UIB to receive additional shares of us, there could be adverse consequences to us.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. shareholders.

          We may qualify as a passive foreign investment corporation (“PFIC”). A PFIC is defined as a foreign corporation 75% of whose gross income in a taxable year (including its pro rata share of the gross income of any company in which it is considered to own, directly or indirectly, at least 25% of the shares by value) is passive income, or at least 50% of whose assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. If we are a PFIC for any taxable year during which a U.S. shareholder that exercises its redemption rights was a shareholder, and if such U.S. shareholder did not make a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our shares, such U.S. shareholder will be subject to special rules with respect to any gain that it recognizes on the redemption of its shares. Under these special rules, the U.S. shareholder’s gain will be allocated ratably over the U.S. shareholder’s holding period for the shares; the amount allocated to the taxable year in which the U.S. shareholder recognizes the gain will be taxed as ordinary income; the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year and applicable to the U.S. shareholder; and the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such prior year. Based on the composition of ChinaGrowth’s assets prior to January 27, 2009 (which have largely consisted of cash and other investment assets), as well as the composition of our income prior to January 27, 2009 (which has largely consisted of interest), it is likely that we qualify as a PFIC in 2006, 2007 and 2008.

Prior to the acquisition of UIB, ChinaGrowth had no operations, and UIB had not been operated as a public company. Fulfilling our obligations incident to being a public company will be expensive and time consuming.

          UIB, as a private company, had maintained a relatively small finance, accounting and internal auditing staff. We had not been required to maintain and establish disclosure controls and procedures and internal control as will be required. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, we will need to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations will require significant management time, place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems, and increase our insurance, legal and financial compliance costs. We may also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements that provide shareholders the protection of information that must be made available to shareholders of United States public companies.
We are a foreign private issuer within the meaning of the rules promulgated under the Securities Exchange Act of 1934. As such, we are exempt from certain provisions applicable to United States public companies including:

•  The rules requiring the filing with the Securities and Exchange Commission, or SEC, of quarterly reports on Form 10-Q or current reports on Form 8-K;

•  The sections of the Securities Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Securities Exchange Act;

•  Provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•  The sections of the Securities Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Provisions in ChinaGrowth’s Amended and Restated Memorandum and Articles of Association regarding when it was  required to liquidate and dissolve if no business combination were consummated are open to interpretation. If the SEC or others do not agree with our interpretation of these provisions, we may be subject to regulatory action or shareholder claims.

          Under ChinaGrowth’s Amended and Restated Memorandum and Articles of Association, in the event that it did not consummate a business combination within 18 months from the date of our IPO, which was January 29, 2007, it was required to liquidate and dissolve unless it had entered a letter of intent, an agreement in principle or a definitive agreement to complete a business combination during such 18-month period, in which case it would have an additional six months, or until January 29, 2009, to complete a business combination. On January 23, 2008, we entered into a memorandum of understanding relating to a business combination. On May 24, 2008, ChinaGrowth entered into a definitive Share Purchase Agreement to acquire UIB, which was then amended on October 30, 2008 and January 12, 2009. Accordingly, under the terms of ChinaGrowth’s Amended and Restated Memorandum and Articles of Association it had an additional six months to complete a business combination and was not required to liquidate and dissolve until January 29, 2009. If the SEC or others do not agree with our interpretation of these provisions, we may be subject to regulatory action or shareholder claims.

Following the acquisition of UIB, expansion of our business may put added pressure on our management, which may impede our ability to meet any increased demand for our services and adversely affect our results of operations.

            Following the acquisition, our business plan is to significantly grow our operations to meet anticipated growth in demand for our services. Growth in our business may place a significant strain on our personnel, management, financial systems and other resources. The evolution of our business also presents numerous risks and challenges, including:

•	the continued acceptance of our services by the insurance markets;

•	our ability to successfully and rapidly expand brokerage services to potential customers in response to potentially increasing demand;

•	the costs associated with such growth, which are difficult to quantify, but could be significant;

•	the highly competitive nature of the insurance brokerage industry.

          If we are successful in obtaining rapid market growth of our services, we will be required to provide large volume services to customers on a timely basis at a reasonable cost to those customers. Such demands would require more capital and we may be unable to meet the needs of our customers, which could adversely affect our relationships with our customers and results of operations.

Risks Related to Our Corporate Structure

If the Chinese government finds that the agreements that establish the corporate structure for operating our China business do not comply with applicable Chinese laws, we could be subject to severe penalties.

          Chinese law places certain restrictions on foreign investment in and ownership of insurance brokerage companies. We and our Chinese subsidiary, XLHY, are considered foreign persons or foreign invested enterprises required to comply with the Chinese law applicable to foreign investment in the insurance brokerage industry. Because of the restrictions, we do not have ownership interests in UIB Beijing that holds the licenses and permits necessary to conduct our insurance intermediary business, but conducts our operations in China principally through contractual arrangements among XLHY, UIB Beijing and its shareholders.

          Our contractual arrangements with UIB Beijing and its shareholders enable us to:

•	exercise effective control over UIB Beijing;

•	receive a substantial portion of the economic benefits of UIB Beijing in consideration for the services provided by XLHY, our wholly-owned subsidiary in China; and

•	have an exclusive option to purchase all or part of the equity interests in UIB Beijing when and to the extent permitted by Chinese law.

          Because of these contractual arrangements, UIB Beijing and its branches are treated as our consolidated affiliated entities. If our corporate and contractual structures are found to be in violation of any existing or future Chinese law, we may have to modify such structures accordingly to comply with regulatory requirements. However, we cannot assure you that we can achieve this without material disruption to its business. Further, if the contractual arrangements are found to be in violation of any existing or future Chinese law, the relevant Chinese regulatory authorities, including the CIRC, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of XLHY and UIB Beijing;

•	restricting or prohibiting any related-party transactions between XLHY and UIB Beijing;

•	imposing fines or other requirements with which we or XLHY and UIB Beijing may not be able to comply; or

•	requiring us or XLHY and UIB Beijing to restructure the relevant ownership structure or operations.

          The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with UIB Beijing and its shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.

          We have relied and expect to continue to rely on contractual arrangements with UIB Beijing and its shareholders to operate our business in China. These contractual arrangements may not be as effective in providing us with control over UIB Beijing as direct ownership. We have no direct or indirect equity interests in UIB Beijing.

          If we had direct ownership of UIB Beijing, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of UIB Beijing, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. But under the current contractual arrangements, as a legal matter, if UIB Beijing or any of their branches and shareholders fails to perform their obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under Chinese law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of UIB Beijing were to refuse to transfer their equity interest in UIB Beijing to us or our designee when we exercise the exclusive purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations.

          Many of these contractual arrangements are governed by Chinese law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with Chinese law and any disputes would be resolved in accordance with Chinese legal procedures. The legal environment in China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the Chinese legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over UIB Beijing, and our ability to conduct our business may be adversely affecte

Our Equity Pledge Agreement with UIB Beijing and its shareholders may not be enforceable until they are registered with the relevant administration for industry and commerce pursuant to the Chinese Property Rights Law.

          To guarantee the performance of contract obligations of UIB Beijing and its registered shareholders, as applicable, under the contractual arrangements, we entered into an Equity Pledge Agreement with them under which they pledged their equity interests in UIB Beijing to us. According to the Property Rights Law, which became effective as of October 1, 2007, pledge rights for a pledge of equity are created at the time of the processing of the registration of the pledge by the relevant administration for industry and commerce.

          On September 1, 2008, the China State Administration for Industry and Commerce promulgated the Administrative Measures on Equity Pledge Registration which provide for the procedures and documents to be submitted in equity pledge registrations and became effective as of October 1, 2008. Recently, Beijing Administration for Industry and Commerce published detailed document requirements and has begun to accept registration applications. The shareholders of UIB Beijing, who are obligated to register the pledge under the Equity Pledge Agreement, are preparing to file an application for pledge registration. The pledge registration has not been completed as of the date of this report.

          Failure of registration of the pledge could allow the shareholders of UIB Beijing to dishonor their pledge and re-pledge the equity interests to another person. Before completion of the pledge registration, we rely on these shareholders to abide by the contracts laws of China and honor their contracts with us. We cannot assure you that we will be able to get the equity pledge registration processed by the relevant administration for industry and commerce, and if we are unable to do so, the effectiveness of the pledge may be affected.

Contractual arrangements among us, our China subsidiary, UIB Beijing and other parties may be subject to scrutiny by the Chinese tax authorities and a finding that we or UIB’s PRC affiliated entity owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

          Under Chinese law, arrangements and transactions among related parties may be subject to audit or challenge by the Chinese tax authorities. We could face material and adverse tax consequences if the Chinese tax authorities determine that the contractual arrangements among XLHY, our wholly owned subsidiary in China, and UIB Beijing does not represent an arm’s-length price and adjust UIB Beijing’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for Chinese tax purposes, of expense deductions recorded by UIB Beijing, which could in turn increase their respective tax liabilities. In addition, the Chinese tax authorities may impose late payment fees and other penalties on UIB Beijing for underpayment of taxes. Our consolidated net income may be materially and adversely affected if UIB Beijing’s tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Chinese regulations on loans and direct investment by offshore holding companies to Chinese entities may delay or prevent us from making loans to our China subsidiary and UIB Beijing or making additional capital contributions to our China subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

          We an offshore holding company conducting our operations in China through our China subsidiary and, UIB Beijing, its affiliated entity in China. In utilizing the funds we may have for use by our China subsidiary and UIB Beijing as operational capital, we may make loans to our China subsidiary and UIB Beijing, or we may make additional capital contributions to our China subsidiary.

          Any loans we make to our Chinese subsidiary, XLHY, which is treated as foreign-invested enterprise under Chinese law, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable Chinese law, the Chinese regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under Chinese law. If we were to advance some funds to our China subsidiary in the form of loans and such funds exceed the maximum amount of borrowings of the subsidiary, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to the subsidiary in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our China subsidiary that do not exceed their current maximum amount of borrowings, we will have to register each loan with SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by SAFE, SAFE or its local counterpart will issue a registration certificate of foreign debts within 20 days after reviewing and accepting its application. In practice, it may take longer to complete such SAFE registration process.

          Any loans we make to UIB Beijing, our affiliated entity in China and a China domestic company rather than foreign-invested enterprise under Chinese law, are also subject to various Chinese regulations and approvals. Under applicable Chinese regulations, medium- and long-term international commercial loans to Chinese domestic companies are subject to approval by the National Development and Reform Commission, and short-term international commercial loans to Chinese domestic companies are subject to the balance control system administered by SAFE. Due to the above restrictions, we are not likely to make loans to UIB Beijing directly.

          Any capital contributions we make to our China subsidiary must be approved by the Ministry of Commerce of China or its local counterparts and registered with SAFE or its local counterparts. Such applications and registrations could be time consuming and their outcomes would be uncertain.

          We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our China subsidiary or affiliated entity or with respect to future capital contributions by us to our China subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use such future loans or capital contributions to capitalize or otherwise fund our China operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and adversely affect our competitive position.

          Our business operations will continue to be conducted in China, and almost all of our brokerage businesses will continue to be made in China. Accordingly, our business, financial condition, results of operations and prospects will be affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

          While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us.

          The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, the Chinese government still owns a substantial portion of the productive assets in China. The continued control of these assets and other aspects of the national economy by the Chinese government could adversely affect our business. The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth in China, which in turn could lead to a reduction in demand for our products.

Future changes in laws, regulations or enforcement policies in China could adversely affect our business.

          Laws, regulations or enforcement policies in China are evolving and subject to future changes. Future changes in laws, regulations or administrative interpretations, or stricter enforcement policies by the Chinese government, could impose more stringent requirements on us, including fines or other penalties. Changes in applicable laws and regulations may also affect our operating costs. Compliance with these requirements could impose substantial additional costs or otherwise adversely affect our future growth. These changes may relax some requirements, which could be beneficial to our competitors or could lower market entry barriers and increase competition. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

          The Chinese legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value in China. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We are subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. However, since the Chinese legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the U.S. or other countries. Accordingly, we cannot predict the effect of future developments in the Chinese legal system, particularly with regard to the Chinese insurance brokerage industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of these laws, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and the investors. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The Chinese government exerts substantial influence over the manner in which we conduct our business activities.

          The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation, state ownership or otherwise. Our ability to operate in China may be harmed by changes in its laws, regulations and policies of the Chinese government. Management believes that its operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support economic and other reforms or regional or local variations in the implementation of economic and other policies, could have a significant effect on economic and social conditions in China or particular regions thereof, and could have an adverse effect on the manner in which we can do our business.

Fluctuation in the value of the Renminbi may reduce our profitability.

          The change in value of the Renminbi against U.S. dollars, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the Renminbi to U.S. dollars. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in approximately 17.5% appreciation of Renminbi against U.S. dollar between July 21, 2005 and November 30, 2008. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the Chinese government to adopt an even more flexible currency policy, which could result in a further and more significant fluctuation of the Renminbi against U.S. dollars. Any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi for our operations, appreciation of the Renminbi against U.S. dollars would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or for other business purposes, appreciation of U.S. dollars against the Renminbi would reduce the U.S. dollar amount available to us.

Exchange controls that exist in China may limit our ability to use our cash flows effectively.

          Most of our revenues and expenses are denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends, if any, in respect of our shares. Under China’s existing foreign exchange regulations, we are able to purchase foreign exchange for settlement of current account transactions, including payment of dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the Chinese government will not take further measures in the future to restrict access to foreign currencies for current account transactions. Any future restrictions on currency exchanges may limit our ability to use cash flows for the distribution of dividends to our shareholders or to fund operations we may have outside of China.

          Foreign exchange transactions by us under capital accounts continue to be subject to significant foreign exchange controls and require the approval of or registration with the Chinese governmental authorities, including SAFE. In particular, if we borrow foreign currency loans, these loans must be registered with SAFE, and if we finance our China subsidiary or affiliated entity by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce or its local counterparts. These limitations could affect our ability to obtain additional foreign exchange through debt or equity financing.

Changes in foreign exchange regulations in China may affect our ability to pay dividends in foreign currency or conduct other foreign exchange business.

          Renminbi is not a freely convertible currency currently, and the restrictions on currency exchanges may limit our ability to use revenues generated in Renminbi to fund our business activities outside China or to make dividends or other payments in U.S. dollars. In China, the State Administration for Foreign Exchange, or the SAFE, regulates the conversion of Renminbi into foreign currencies. Over the years, foreign exchange regulations in China have significantly reduced the government’s control over routine foreign exchange transactions under current accounts (e.g., remittance of foreign currencies for payment of dividends, etc.). But conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE. Under China’s existing foreign exchange regulations, our Chinese subsidiary, XLHY, is able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the Chinese government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Risks Relating to Our Securities

If we do not pay dividends on our shares, our shareholders will only benefit from an investment in our shares if such shares appreciate in value.

          Our board of directors may make any determination to pay dividends in the future, depending upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares. There is no guarantee that our shares will appreciate in value or even maintain the price at which shareholders purchased their shares.

Shares to be potentially issued may have an adverse effect on the market price of our shares.

          As of January 2, 2009, there were 6,115,000 shares outstanding of which our public shareholders held approximately 4,990,000. In addition, in connection with our IPO, we issued warrants to purchase 4,990,000 shares. Our directors and executive officers and/or certain of their affiliates also hold warrants to purchase 900,000 shares at US$6.00 per share. We also issued an option to purchase up to a total of 315,000 units to the underwriters which, if exercised, will result in the issuance of up to an additional 315,000 warrants and up to an additional 315,000 shares. In addition, under the Share Purchase Agreement, assuming all the after-tax profit targets set forth therein are met, we will need to issue up to a total of 23,865,001 ordinary shares to the shareholders of UIB. In addition, following the consummation of the Acquisition, the board of directors of the combined company may adopt a stock incentive plan or similar compensation plan that provides for the issuance of stock options, restricted stock or other awards to the employees, directors and consultants of the combined company and its subsidiaries. The sale, or even the possibility of sale, of the shares could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. Upon the issuance of the additional shares, you may experience dilution to your holdings.

Our securities are quoted on the OTC-BB, which may limit the liquidity and price of our securities more than if our securities were listed on the Nasdaq Global Market or the New York Stock Exchange.

          Our ordinary shares, warrants and units are quoted on the OTC-BB. We believe that the quotation of our securities on the OTC-BB will limit the liquidity and price of our securities more than if our securities were listed on the Nasdaq Global Market or the New York Stock Exchange. Although we intend to apply to list our securities on the Nasdaq Global Market, we cannot assure you that we will satisfy the applicable listing requirements.

Risks Relating to the Acquisition

If the benefits of the acquisition of UIB do not meet the expectations of financial or industry analysts, the market price of our securities may decline.

          The market price of our securities may decline as a result of the acquisition if, among others:

•	we do not achieve the perceived benefits of the acquisition as rapidly as, or to the extent that, any financial or industry analysts may anticipate; or

•	the effect of the acquisition on our financial results is not consistent with the expectations of financial or industry analysis.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

CHINAGROWTH

ChinaGrowth was a blank check corporation organized under the laws of the Cayman Islands on May 3, 2006.  ChinaGrowth was originally incorporated as “ChinaGrowth North Acquisition Corporation” but changed its name to UIB Group Limited on January 27, 2009.  ChinaGrowth was formed to effect a business combination with an unidentified operating business that had its primary operating facilities located in the PRC in any city or province north of the Yangtze River. On January 29, 2007, we consummated our initial public offering and approximately US$36,000,000 of the IPO net proceeds was placed in a trust account.  Before its acquisition of all of the outstanding capital stock of UIB, the prices of ChinaGrowth’s common stock, warrants to purchase common stock and units (each unit consisting of one share of common stock and two warrants to purchase common stock) were quoted on the Over-the-Counter Bulletin Board. Approximately US$38 million of the net proceeds of the initial public offering was placed in a trust account and was released to UIB Group Limited upon consummation of its acquisition of UIB. Approximately $0.9 million from net proceeds of initial public offering remained with UIB Group Limited after shareholders redeemed their stocks. Other than its initial public offering and the pursuit of a business combination, ChinaGrowth did not engage in any business.

Business Overview of UIB Group Limited

          UIB Group Limited (“UIB”) is a leading independent insurance brokerage company operating in China. With approximately 530 employees located in 32 provincial and municipal branches and 53 sub-branches, UIB has built a broad distribution network reaching more than 1,800 counties across China. Servicing clients of approximately 233,000 educational institutions and approximately 100 million students, UIB currently operates the most extensive insurance distribution network in the Chinese education sector. We believe that the established distribution channel enables UIB to effectively and efficiently roll out insurance products.

          Founded in 2001, UIB began its insurance brokerage business in 2003 by distributing insurance products in the education sector. From 2003 to 2007, UIB designed and distributed School Liability Insurance to over 117,000 educational institutions and improved the design of and distributed Student Safety Insurance to over 20 million students. As of December 31, 2008, UIB has provided School Liability Insurance to approximately 233,000 educational institutions covering approximately 100 million students. The company has also distributed Student Safety Insurance to approximately 22 million students by the end of 2008. Furthermore, UIB initiated professional risk management services in 2003 which helps UIB strengthen its relationship with clients. As the pioneer who established risk management standards in the Chinese education sector, UIB provided risk management services to 26 out of 32 provincial and municipal education administrative departments as of December 31, 2008.

          As an insurance brokerage company, UIB does not assume underwriting risks. Instead, UIB acts on behalf of its customers in seeking insurance coverage from insurance companies operating in China. UIB closely works with insurance companies to assist its customers in damage assessment and claim settlement. UIB is compensated for its services by commissions and fees paid by insurance companies, typically based on a percentage of the premium paid by the insured. Commission and fee rates generally depend on the type of insurance product, the particular insurance company and the region in which the products are sold.

          The independent insurance intermediary sector in China is at an early stage of development and highly fragmented. UIB believes there is substantial opportunity for further growth and consolidation. UIB intends to take advantage of the opportunity to expand its geographical coverage and bolster its leading position in the education sector while increasing its overall business scope through selective acquisitions. The Chinese education sector, in which UIB currently conducts its businesses, presents substantial growth potential for insurance products designed to meet the demands of students and their families, teachers, educational institutions and related parties. As of December 31, 2007, excluding universities and colleges, the total number of students, schools and teachers in China were 231.8 million, 539,800 and 12.3 million, respectively, according to statistics published by the Ministry of Education of China. UIB believes that growth opportunities are primarily driven by increasing healthcare costs, inadequate social welfare coverage and wide differences in the perceived quality of care provided by various hospitals. China’s social welfare system is still developing and may have difficulty providing adequate coverage for people including children. Additionally, UIB believes that most insurance products available from competitors in the market are not properly designed to meet the needs of educational institutions and students and their families. UIB believes that the weaknesses in these insurance products offer UIB significant opportunities to generate solid growth, deepen market penetration and generate repeat income by designing and distributing products tailored to the needs of its clients. Some of UIB’s products, such as Student Safety Insurance, provide students additional coverage to supplement the social welfare system and are well received by schools and parents. Furthermore, the April 2008 government mandate that requires educational institutions to have school liability insurance also provides UIB the opportunity to further expand its market share in the education sector.

          UIB’s business has grown substantially in recent years. Its gross revenues increased from US$8.6 million in 2006 to US$25.5 million in 2008, representing a CAGR of 72.2 % in the three-year period. UIB achieved profitability in 2008 with a net income of US$5.4 million, compared with a net income of US$3.9 million in 2007. The business of UIB is seasonal, corresponding to the academic calendar. Both sales and net income have been the highest in the fourth quarter due primarily to policy renewals and new policy sales, which generally occurs at the beginning of September.

UIB Corporate Structure

In order to establish an offshore holding company structure, in May 2008, the founders of Beijing Union Insurance Broker Co. Ltd. (“UIB Beijing”), together with three other individual investors, acquired the ownership of UIB, a holding company incorporated under the laws of the British Virgin Islands. UIB had founded a subsidiary, UIB Group Limited (“UIB HK”), in February 2008 in Hong Kong, China. In April 2008, UIB HK organized Beijing Xin Lian Hua You Consultancy Co., Ltd, or XLHY, a wholly foreign-owned enterprise in China. The table below identifies the beneficial and record shareholders of UIB. Each of the record owners, except for Zhang Qing, is a British Virgin Islands company formed by the respective beneficial owners for the purpose of holding their stock in UIB.

Beneficial Owner of UIB	Record Owner of UIB	Number of Shares Owned	Percentage Ownership of UIB

Xiaoping Chen	Sound Winner Investments Limited	24,500	49%
Bowen Chen	Newest Sino Holdings Limited	10,500	21%
Bowen Chen	Jolly Win Holdings Limited	2,500	5%
Zhiming Fan	Joy King Holdings Limited	2,500	5%
Hongyan Feng	Ocean Times Investments Limited	7,455	14.91%
Hongyan Feng	Energetic Holdings Limited	1,365	2.73%
Fang Fang	Wealth Creation Investments Limited	1,080	2.16%
Qing Zhang	Qing Zhang	100	0.2%
	Total	50,000	100%
          Due to certain restrictions and qualification requirements under Chinese law that apply to foreign investment in China’s insurance brokerage sector, XLHY has entered into certain contractual arrangements with UIB Beijing, the entity holding the licenses and approvals necessary to operate the insurance brokerage business, and the three registered shareholders of UIB Beijing. The following table sets forth the registered shareholders of UIB Beijing:

Registered Shareholder of UIB Beijing	Percentage of ownership of record

Beijing Hua Tian Li He Investment and Management Co., Ltd (beneficially owned by Xiaoping Chen and his daughter, Bowen Chen)	75%
Shanghai Tian Shi Investment Co., Ltd. (beneficially owned by Hongyan Feng)	20%
Beijing Dian Wei Investment Co., Ltd. (beneficially owned by Zhiming Fan)	5%
Total	100%
          The following diagram illustrates the corporate structure and the place of formation of each of UIB’s subsidiaries and affiliate:

          Through the contractual arrangements, as described below, XLHY provides consulting services to UIB Beijing and is entitled to (1) receive a substantial portion of the economic benefits from UIB Beijing; (2) exercise effective control over UIB Beijing, and (3) have an exclusive option to purchase all or part of the equity interests in UIB Beijing when and to the extent permitted by Chinese law. Accordingly, by virtue of the contractual arrangements, UIB consolidate UIB Beijing’s results, assets and liabilities in UIB’s financial statements.

          (1) Service Agreement. XLHY has entered into a Service Agreement with UIB Beijing, pursuant to which, XLHY exclusively provides consulting services to UIB Beijing in exchange for service fees. This agreement enables the transfer of substantial portion of economic interests from UIB Beijing to XLHY.

          (2) Equity Pledge Agreement. XLHY, UIB Beijing and its registered shareholders, Beijing Hua Tian Li He Investment Management Co., Ltd., Shanghai Tian Shi Investment Co., Ltd. and Beijing Dian Wei Investment Co., Ltd., have entered into an Equity Pledge Agreement, pursuant to which, each of the registered shareholders of UIB Beijing has pledged all of its equity interests in UIB Beijing to XLHY to guarantee the performance of contractual obligations of UIB Beijing and its registered shareholders, as applicable, under the Service Agreement, Voting Rights Proxy Agreement, Exclusive Purchase Option Agreement and the Equity Pledge Agreement.

          (3) Voting Rights Proxy Agreement. XLHY, UIB Beijing and its registered shareholders, Beijing Hua Tian Li He Investment Management Co., Ltd., Shanghai Tian Shi Investment Co., Ltd. and Beijing Dian Wei Investment Co., Ltd., have entered into a Voting Rights Proxy Agreement, pursuant to which, each of the registered shareholders of UIB Beijing has granted to XLHY and the designee(s) of XLHY, the power to exercise all voting rights of such shareholder, including but not limited to the power to determine the sale or transfer of all or part of such shareholder’s equity interests in UIB Beijing and appoint and elect the directors and senior officers of UIB Beijing.

          (4) Exclusive Purchase Option Agreement. XLHY, UIB Beijing and its registered shareholders, Beijing Hua Tian Li He Investment Management Co., Ltd., Shanghai Tian Shi Investment Co., Ltd. and Beijing Dian Wei Investment Co., Ltd., have entered into an Exclusive Purchase Option Agreement, pursuant to which, each of the registered shareholders of UIB Beijing has irrevocably and unconditionally granted XLHY or its designee(s) an exclusive option to purchase, at any time if and when permitted under Chinese law, all or any portion of the equity interests in UIB Beijing for the lowest price permissible under Chinese law.

The Acquisition and the Share Purchase Agreement

          Under the terms of the Share Purchase Agreement, ChinaGrowth acquired all of the issued and outstanding share capital and other equity interests of UIB for a consideration consisting of (i) 6,865,001 ordinary shares of ChinaGrowth issued at the closing, including 2,250,000 ordinary shares of ChinaGrowth held in an escrow account, (ii) subject to the surviving company meeting its after-tax profit targets of US$10.5 million and US$16 million for the fiscal years ending December 31, 2008 and 2009, respectively, 1,000,000 ordinary shares and 1,250,000 ordinary shares of CGNAC held in the escrow account will be released to the UIB shareholders, respectively, and (iii) on an all or none basis, if, on a consolidated basis, the surviving company achieves or exceeds after-tax profits for the fiscal years ending December 31, 2009, 2010, 2011, 2012 and 2013, additional ordinary shares of CGNAC, as detailed below:

Year Ending December 31,	Achieved After-Tax Profits		Additional Ordinary Shares Issuable (amounts do not accumulate)

2009	US$	24.0 million	4,000,000
2010	US$	37.5 million	3,000,000
2011	US$	64.5 million	3,000,000
2012	US$	100.0 million	3,000,000
2013	US$	155.0 million	4,000,000
          In addition, 400,000 ordinary shares of ChinaGrowth held by their executive officers and directors were repurchased by ChinaGrowth at par upon the consummation of the acquisition.

Industry overview

General Factors Driving the Growth of the Chinese Insurance Industry

          UIB believes that certain macroeconomic factors have been and will continue to be the key driving forces behind the growth of the Chinese insurance industry. China’s economy has grown rapidly since 1978, when the PRC government began economic reform and gradually opened the country to the outside world. Rapid economic growth has created substantial wealth in the PRC in recent years, particularly in urban areas, where approximately 44.9% of the total population, or over 593 million people, now reside. The following table sets forth certain economic data for the period between 2002 and 2007.

	2002	2003	2004	2005	2006	2007	CAGR (2002 – 2007)
	(in billions of RMB except per capita data)						(%)

Gross Domestic Product (“GDP”)	12,033.3	13,582.3	15,987.8	18,386.8	21,087.1	24,661.9	15.4%
Savings deposits at end of year	8,691.1	10,361.7	11,955.5	14,105.1	16,158.7	17,253.4	14.7%
Per capita annual disposable income of urban households	7,702.8	8,472.2	9,421.6	10,493.0	11,759.5	13786.0	12.4%

Source:        China Statistical Yearbook 2008

          UIB believes that the continued accumulation of wealth, as illustrated by the significant growth in savings deposits and per capita annual disposable income of urban households, presents substantial opportunities for increasing the sales of life insurance products, especially products with saving or investment features. Similarly, in the United States the continued accumulation of wealth also led to an increase in the sale of life insurance products.

The Chinese Insurance Industry

Size and Growth

          The Chinese insurance industry was the third largest in Asia after Japan and South Korea and the 9th largest in the world by premium volume in 2006, according to Sigma Report No. 4/2007 published by Swiss Reinsurance Company. It is also one of the fastest growing insurance industries among the world’s major economies. Between 2003 and 2008, total insurance premiums increased from RMB388.0 billion to RMB978.4 billion (US$142.7 billion), representing a CAGR of 20.3%, according to data published by the Chinese Insurance Regulatory Commission (“CIRC”). The following table sets forth the total insurance premiums received by life insurance companies and property and casualty insurance companies in the PRC from 2003 to 2008 and their respective CAGR.

	2003	2004	2005	2006	2007	2008	CAGR (2003–2008)
	(in billions of RMB)

Life insurance	301.1	322.8	369.7	413.2	503.8	733.8	19.5%
Property and casualty insurance	86.9	109.0	123.0	150.9	199.8	244.6	23.0%

Source:        Statistical Data of CIRC

Density and Penetration

          Despite rapid growth and achieving substantial scale in recent years, the Chinese insurance industry, measured by insurance density, or per capita premiums, and insurance penetration, or total premiums as a percentage of GDP, remains under-developed compared to the insurance industries of more developed economies. The low insurance density and penetration figures in the PRC suggest that the Chinese insurance market has significant growth potential. The following table sets forth insurance density and penetration data of the PRC and selected countries and regions in 2006.

	Life Insurance		Non-life Insurance(1)
	Density(2)	Penetration(3)	Density(2)	Penetration(3)
	(US$)	(%)	(US$)	(%)

China	34.1	1.7	19.4	1.0
United States	1,789.5	4.0	2,134.2	4.8
United Kingdom	5,139.6	13.1	1,327.1	3.4
Germany	1,136.1	3.1	1,300.7	3.6
France	2,922.5	7.9	1,152.9	3.1
Japan	2,829.3	8.3	760.4	2.2
South Korea	1,480.0	7.9	591.2	3.2
Taiwan	1,800.0	11.6	450.3	2.9
Australia	1,389.0	3.8	1,191.9	3.2

(1)	Accident and health insurance are classified as non-life insurance in Sigma Reports.

(2)	Premiums per capita

(3)	Total premiums as a percentage of GDP

Source:        Sigma Report 04/2007, Swiss Reinsurance Company

Distribution Channels

          Insurance companies in the PRC historically have relied primarily on individual sales agents and direct sales forces to sell their products. The individual sales agents are not employees of the insurance companies. They generally enter into exclusive agency contracts with one insurance company and market and sell insurance products on behalf of that insurance company. As a result of increased competition in recent years, many insurance companies have gradually expanded their distribution channels to include insurance intermediaries such as insurance agencies, insurance brokerages, commercial banks and postal offices. Moreover, some newly established insurance companies have chosen to focus on product development and rely primarily on insurance agencies and brokerages such as UIB in order to distribute their products. The following charts show the percentages of the total premiums by distribution channels in 2008.

Percentages of the Total Premiums by Distribution Channels in 2008

(1)
Ancillary-business agencies refer to entities that distribute insurance products as an ancillary business, such as commercial banks, postal offices, automobile dealerships, airlines and railroad companies.

Source:        CIRC’s Insurance Intermediary Market Development Report 2008

Insurance Intermediaries in the PRC

Overview

          Under the CIRC’s classification, insurance intermediaries in the PRC are classified into the following three types:

•	“professional insurance intermediaries,” which refer to independent insurance agencies, brokerages and adjusting companies such as UIB;

•
“ancillary-business insurance agencies,” which refer to entities that distribute insurance products as an ancillary business, such as commercial banks, post offices, automobile dealerships, airlines and railroad companies; and

•	“insurance salespersons,” which refer to individual sales agents who have signed agency contracts with insurance companies to sell insurance products on behalf of the insurance companies.

          According to the Insurance Intermediary Market Development Report 2008 released by the CIRC, in 2008 insurance companies generated approximately RMB804.4 billion (US$117.4 billion) of premiums through insurance intermediaries, which accounted for approximately 82.2% of total premiums generated in the same year.

          Insurance brokerages such as UIB are entities that have obtained an insurance brokerage license from the CIRC and generally act on behalf of the insurance applicants in seeking insurance coverage from insurance companies. Some insurance brokerages also engage in reinsurance brokering and act on behalf of insurance companies in their dealings with reinsurance companies. The minimum registered capital required to set up an insurance brokerage is RMB5.0 million (US$0.73million). This is a barrier to entry for those who want to be an insurance broker. Insurance agencies are entities that have obtained an insurance agency license from the CIRC and engage in the sale of insurance products for, and within the authorization of, insurance companies. The minimum registered capital required to set up an insurance agency is RMB500,000 (US$72,948). Insurance adjusting firms are entities that have been approved by the CIRC to engage in activities such as assessments, surveys, authentications and loss estimations.

          Since 2003, the CIRC has adopted a routine approval policy, under which it routinely grants insurance intermediary licenses to applicants that meet specified criteria without setting a limit on the number of licenses to be granted. As a result, the number of professional insurance intermediaries has increased substantially since 2003. Although the collective market share of insurance agencies and brokerages such as UIB is still small compared with the market shares of the other distribution channels, the total premiums generated by insurance agencies and brokerages have increased significantly in 2006 and 2007 and the first half of 2008, the periods for which the CIRC has published relevant industry data. During the same period, the operating results of insurance agencies and brokerages as a whole also improved significantly. The following tables set forth certain data of insurance agencies and brokerages for the years ended December 31, 2006, 2007 and 2008:

	For the Year Ended December 31, 2006

	Number(1)	Premiums Generated	Year on Year Growth	Revenue	Year on Year Growth	Net Income (Loss)

		(in billions of RMB)	(%)	(in billions of RMB)	(%)	(in millions of RMB)

Insurance Agencies	1,563	12.7	22.0	1.4	37.0	(23.6)

Insurance Brokerages	303	10.7	6.0	1.4	35.0	107.7

(1)	As of December 31, 2006

Source:	Insurance Intermediary Market Development Report 2006, released by the CIRC

	For the Year Ended December 31, 2007

	Number(1)	Premiums Generated	Year on Year Growth	Revenue	Year on Year Growth	Net Income (Loss)

		(in billions of RMB)	(%)	(in billions of RMB)	(%)	(in millions of RMB)

Insurance Agencies	1,755	19.1	50.5	2.1	52.0	(48.3)

Insurance Brokerages	322	16.7	56.5	2.0	41.4	220.5

(1)	As of December 31, 2007

Source:	Insurance Intermediary Market Development Report 2007, released by the CIRC

	For the Year Ended December 31, 2008

	Number(1)	Premiums Generated	Year on Year Growth	Revenue	Year on Year Growth	Net Income (Loss)

		(in billions of RMB)	(%)	(in billions of RMB)	(%)	(in millions of RMB)

Insurance Agencies	1,822	27.0	41.5	3.4	56.1	4.1

Insurance Brokerages	350	24.5	47.0	2.7	31.3	214.0

(1)	As of December 31, 2008

Source:	Insurance Intermediary Market Development Report 2008, released by the CIRC

          UIB believes that there are substantial growth opportunities in the professional insurance intermediary sector for the following reasons:

•
The Chinese insurance industry has significant growth potential. UIB believes that the Chinese insurance industry will continue to grow as a result of continued economic growth and changing demographics including growth of the middle class and an aging population. The insurance intermediary sector will benefit from the overall growth of the Chinese insurance industry.

•
Consumer demand will drive the growth of the insurance intermediary sector. As Chinese consumers become more sophisticated, they will seek insurance intermediaries to effectively compare insurance products and services from different insurance companies before making a purchase decision. Moreover, the proliferation of insurance products offered by an increasing number of insurance companies will cause some consumers to seek independent professional advice. Professional insurance intermediaries, such as UIB, that offer insurance products from multiple insurance companies and employ well-trained sales personnel, have extensive distribution channels and have a strong brand image are in a unique position to meet consumer demands.

•
Competition among insurance companies will lead to expansion of distribution channels. As the number of PRC insurance companies has increased, competition has intensified. This has resulted in gradual decreases in the market share of the top four insurance companies in the past few years. UIB believes that insurance companies will increasingly partner with professional insurance intermediaries with effective distribution networks such as UIB to increase sales. Moreover, competition may also force insurance companies to focus on their core competencies such as product development, underwriting and investment management while outsourcing parts of their distribution functions to insurance intermediaries.

•
International practices will increase use of professional insurance intermediaries. International insurance companies are generally more accustomed to relying on independent insurance intermediaries in distributing their products than PRC insurance companies. An increasing number of international insurance companies have recently entered, or plan to enter, the Chinese market. Because they seek to quickly penetrate the market but lack a distribution network and sales force in China, they tend to rely on professional insurance intermediaries with effective distribution networks for the distribution of their products.

•
Favorable regulatory environment will benefit professional insurance intermediaries with potential to grow into nation-wide service providers. In its Insurance Intermediary Market Development Report for the year of 2008, the CIRC expressed its support for market driven consolidations, the establishment of nation-wide service networks, venture capital and other such investments, and initial public offerings in the professional insurance intermediaries space. UIB believes that this favorable regulatory environment will help firms that already have established an extensive service network to further expand operations and grow into nation-wide service providers.

          Despite rapid growth in recent years, the professional insurance intermediary sector in the PRC is still at an early stage of development and highly fragmented. According to the Insurance Intermediary Market Development Report of 2008 released by the CIRC, as of December 31, 2008, there were 1,822 insurance agencies and 350 insurance brokerages in the PRC. The top 20 insurance agencies in terms of commission revenue accounted for approximately 27.3% of total commission revenue generated by all insurance agencies in the year of 2008. The top 20 insurance brokerages in terms of commission revenue accounted for approximately 62.7% of the total commission revenue generated by all insurance brokerages in the year of 2008. UIB believes that the large number of independent insurance agencies and brokerages, coupled with the small size of many of these companies, presents a number of opportunities for consolidation and growth by acquisition.

Strengths of UIB

The following competitive strengths contribute to UIB’s success and differentiate UIB from other players:

Market Leadership among Professional Insurance Brokers in China

          UIB is a leading professional insurance broker in China in terms of insurance premiums and size of distribution network. According to the Insurance Intermediary Market Development Reports published periodically by the CIRC, UIB Beijing, our affiliated insurance broker, ranked second among China’s top 20 insurance brokers in terms of revenue. UIB Beijing accounted for 8.0% of all revenues generated by the 350 insurance brokerage companies in China in 2008. The leading position has allowed UIB to negotiate favorable commission rates from insurance companies, recruit and retain quality brokers, attract insurance customers, expand into new markets and achieve economies of scale. Its leading position also enables UIB to establish business relationships with leading insurance companies and take advantage of consolidation opportunities to further expand its network.

Dominant Player in Chinese Education Sector

          UIB commands approximately 90% market share among insurance brokerage services to the education sector, and is the only insurance broker that offers risk management services to the education sector. During the past few years, the primary products which have been distributed by UIB are School Liability Insurance (“SLI”) and Student Safety Insurance (“SSI”). According to the statistics published by the Ministry of Education in 2007, there are more than 530,000 educational institutions, excluding universities and colleges, in China. As of December 31, 2008, over 55% of these institutions purchased SLI, a market in which UIB holds a 79% share, servicing more than 233,000 institutions with approximately 100 million students. Additionally, UIB provides SSI directly to more than 22 million students, accounting for approximately 15% of the SSI market. The following charts set forth the market share of SLI and SSI business:

Student Liability Insurance (SLI) in 2008

Student Safety Insurance (SSI) in 2008

Unique Position with Educational Institutions through Value-added Service

          As the pioneer who established risk management standards in the Chinese education sector, UIB is currently the only insurance intermediary that provides risk management consultation or cooperation services to 26 out of 32 provincial and municipal education administrative departments, as of December 31, 2008. Furthermore, UIB composed the “Risk Management Report on Chinese Education Industry”, which was included in the CIRC’s annual “China Risk Management Report” in 2007 and 2008. The report provides advice and suggestions to schools and their risk management coordinators on reducing the number of accidents that occur during the academic year.

          After years of assisting educational institutions in risk management, UIB has earned a reputation as the most trusted source for insurance needs and risk management advice. As an established and prominent risk management consultant, UIB is virtually the only insurance intermediary able to directly access customers in schools. Such penetration enabled UIB to distribute SSI to more than 22 million students and SLI to more than 233,000 educational institutions, as of December 31, 2008.

Extensive Customer Reach through the Largest Distribution Network in Education Sector

          UIB operates the largest distribution network in the Chinese education sector. Its 32 provincial and municipal branches and 53 sub-branches cover 1,800 out of 2,800 counties across China. As of December 31, 2008, UIB has a distribution network which includes approximately 233,000 schools with approximately 100 million students and approximately 4.5 million faculty and staff members.

          UIB’s deeply rooted position as a risk management consultant in the Chinese education sector allows UIB to negotiate favorable commission rates from insurance companies and continuously roll out new products. It also creates barriers to entry for unestablished firms seeking to enter the school insurance space.

Strong Capability in Designing Products Attractive to both Customers and Insurance Companies

          Through its leading position and wide distribution network UIB has established strong business relationships with most of the top ten insurance companies in China. Through these relationships UIB has developed a number of insurance products such as School Liability Insurance. Furthermore, UIB has set up an Expert Management Committee, which consists of seven prominent actuarial specialists in China, to assist its product design.

          UIB is very familiar with the insurance demand of its clients, including schools, faculty and staff, students and their families. In 2006, UIB surveyed families of approximately six million students regarding their interest in its planned new insurance products. The survey report helped UIB understand the most important needs of students and their families, and resulted in the development of a number of new products that supplement existing social welfare coverage. Using this information, UIB is well-positioned to design competitive products attractive to its customers, distribute and renew policies, provide after-sales support, obtain referrals and seek cross selling opportunities. As of December 31, 2008, UIB has designed and released new, more attractive versions of School Liability Insurance, Student Safety Insurance and Teacher Medical Supplementary Insurance. These products developed jointly with insurance companies can only be distributed by UIB. UIB will offer an expanding and dynamic product and service mix aimed at making UIB an attractive business partner for prominent insurance companies, and enabling UIB to provide customers with quality service and the best insurance products to satisfy their insurance needs.

Scalable operation model and no underwriting risks

          UIB has successfully built a nationwide distribution network reaching approximately 233,000 schools, approximately 4.5 million faculty and staff members, and 100 million students as of December 31, 2008. According to the statistics published by the Ministry of Education in 2007, there are more than 530,000 educational institutions, excluding universities and colleges, in China, which enroll approximately 231.7 million students. With the valuable channel established in the education sector, UIB can continuously roll out new products and increase penetration of its existing products in this enormous market. Even after graduation, former students will likely turn to UIB as a name they can trust for all of their future insurance needs.

          UIB closely works with leading insurance companies in designing and distributing products to the market. UIB processes insurance purchases and claims with insurance companies on behalf of its customers. UIB does not take any underwriting risk as insurance companies do.

Experienced, Passionate Management Team

          In China’s nascent insurance sector, UIB’s top seven executive officers on average have over ten years of insurance industry experience and have deep knowledge of the insurance intermediary industry in China. The Chairman of the Board and Chief Executive Officer, Mr. Xiaoping Chen, was instrumental in founding and organizing Chang’an Insurance Broker Co. Ltd., a state-owned enterprise that has grown to become the largest insurance brokerage firm in China. Under his leadership, UIB has become the second largest player in the insurance brokerage business within four years of its founding. In addition, since its establishment in 2001, UIB has recruited, retained and trained 74 experienced managerial employees, who support its senior management in expanding its operations. Furthermore, the management of UIB believes that the insurance brokerage business in China will grow rapidly due primarily to low insurance density and increasing insurance needs driven by accumulated wealth in China. The management of UIB believes that its distribution network, product design capabilities, favorable position and market leadership will enable UIB to expand its product mix and grow rapidly.

Strategies of UIB

          The goal of UIB is to become the largest independent insurance brokerage in China, and strengthen its leading position as the provider of insurance brokerage and risk management services in the Chinese education sector. To achieve this goal, UIB intends to capitalize on the growth potential of China’s insurance industry and insurance intermediary sector, leverage its competitive strengths and pursue the following elements of its strategy:

Further expand its distribution network and service coverage nationwide.

          The education sector is considered one of the largest insurance market segments in China. As of December 31, 2007, the total education population in China, including students, faculty and staff, was approximately 278 million and the total number of educational institutions was approximately 541,000. To take advantage of the enormous growth potential of the sector and strengthen its leading position, UIB intends to expand its distribution network and service coverage by establishing additional provincial branches and sub-branches to cover more than 2,000 counties during the next few years from its coverage of approximately 1,800 counties as of December 31, 2008. Additionally, UIB is developing a well-trained, low cost sales force to support its sales and services during peak season. Meanwhile, UIB intends to provide risk management services to additional provincial and municipal education administrative departments. The distribution channel in the education sector, in conjunction with its value-added services, enables UIB to continually expand market penetration in its current products and introduce new higher premium insurance products to UIB’s current customers in order to grow organically.

Increase its product and service offerings.

          As a result of rapid economic growth and accumulation of wealth in the PRC in recent years, demand for diverse insurance products is unprecedented. Utilizing its extensive distribution channel, UIB intends to continually develop and introduce new insurance products to its ever-increasing customer base. In 2008, in addition to further increasing its penetration in the school liability insurance and student safety insurance markets, UIB has introduced Teacher Medical Supplementary Insurance and Vehicle Insurance to educational institutions, faculty and staff, students and their families. These are higher premium insurance products and will allow for rapid revenue growth. Furthermore, UIB believes that it is well positioned to provide risk management consulting services, insurance claims services and settlement-related services to its customers as it already has personnel with relevant expertise in place. UIB intends to actively explore these opportunities and expand its product and service offerings to better meet customers’ needs.

Leverage its strong capability in risk management advisory service and liability insurance product development to penetrate into other sectors

          As a risk management advisor in the education sector, UIB has successfully assisted students and schools in reducing the number of accidents on campus, gaining considerable experience in providing such value-added service. Furthermore, UIB has gained rich experience in developing liability insurance products such as School Liability Insurance, which was mandated jointly by Ministry of Education, Ministry of Finance and CIRC in April 2008 for schools, other than colleges. Liability insurance products to cover potential losses due to accidents have been growing in demand in China. UIB intends to further expand its business to other sectors, such as healthcare, chemicals, and paper manufacturing, by providing risk management services and developing new liability insurance products.

Diversify its business through selected acquisitions and recruitment of experienced brokers.

          The professional insurance intermediary sector in China is still at an early development stage and highly fragmented. UIB believes this offers substantial opportunities for consolidation. While strengthening its leadership in the education sector, UIB intends to expand its insurance brokerage business to other attractive sectors through select acquisitions of high-quality independent insurance brokerages. The acquisitions will be complementary to UIB’s competitive strengths and business model. For instance, UIB has executed a Right of First Refusal Agreement with Beijing Hezheng Insurance Broker Co., Ltd. (“Hezheng”). Through the potential acquisition, UIB can gain immediate access to local communities of handicapped and senior groups. In addition, UIB also has been actively recruiting and will continue to recruit experienced managers and brokers. UIB believes that the recruitment will help it quickly expand its brokerage business.

Further improve its integrated operating platform to support future growth.

          As it grows in size and enters into new regions, UIB will continue to improve its operating platform by:

•	implementing a proprietary, integrated database management system capable of supporting its nation-wide expansion;

•	building a call center with which it provides instantaneous and all-around services to its customers;

•	optimizing and extending its customer services through distributing membership cards; and

•	centralizing branding and marketing efforts.

          UIB believes that further improving its integrated operating platform will facilitate centralized management control, timely execution of its corporate strategy and the establishment of a standardized, transparent and seamless business process, from product research to customer service. In addition, UIB expects its integrated platform to evolve into a scalable operation system that will allow it to attract new customers at lower costs and therefore expedite its expansion.

Continuously strengthen its relationships with leading insurance companies.

          Currently, UIB’s business relationships with the most prominent insurance companies are established and maintained at both the local level between its provincial branches and the local branches of the insurance companies, and at the parent level between insurance companies and UIB Beijing. With its extensive and expanding distribution network, it believes that many opportunities exist for it to forge group-level relationships with insurance companies by entering into master contracts that apply to all of its insurance brokerages nationwide. In order to achieve this, it will continue to increase its customer volumes, improve its post-sale services to the insured and maintain the renewal rate of the insurance policies it distributes. Under these master contracts, it may be able to obtain favorable commission rates and exclusive rights to distribute high-margin products or collaborate with its insurance company partners to custom-develop products to suit the needs of its prospective customers.

Products and Services

          As the largest insurance broker in the Chinese education sector, UIB markets and distributes a number of insurance products. The insurance products, focused on meeting the insurance needs of its customers, are underwritten by many leading insurance companies in China. In conjunction with distributing these products, including School Liability Insurance, Student Safety Insurance and Teacher Medical Supplementary Insurance, UIB also provides certain insurance-related services to its customers as a value added service.

          UIB first began distributing School Liability Insurance policies in 2003 and expanded its product offerings in 2004 to include Student Safety Insurance. UIB generated nearly 97% of its commission revenues from distributing two insurance products, School Liability Insurance and Student Safety Insurance, in 2008. The insurance products UIB currently distributes, which are primarily underwritten by People’s Insurance Company (Group) of China (“PICC”), Ping An Property, China Pacific Property and China Continent Property & Casualty, are further described below:

School Liability Insurance

          School Liability Insurance is designed to protect educational institutions against financial claims on physical or financial losses of students, teachers or others caused by negligence of schools. Purchasers of this product are generally educational institutions. This product generally provides a guaranteed benefit to schools in the event of death or disability of registered students as a result of an accident due to misconduct or negligence, or a reimbursement of medical expenses to the insured in connection with an accident during the coverage period, which usually is one year. This product typically requires only a single premium payment for each coverage period. Furthermore, UIB also offers free risk management consulting services to the insured to reduce the school risk profile. In April 2008, the Ministry of Education, Ministry of Finance and CIRC mandated that educational institutions have school liability insurance. UIB anticipates continued growth as the government mandate for educational institutions to adopt school liability insurance become more widespread across China.

Student Safety Insurance

          Student Safety Insurance has a term of one year and provides coverage for injury and illness due to accident and supplementary medical treatment and hospitalization insurance. It also provides additional coverage of medical and hospitalization expenses for those that want to supplement the social welfare coverage. It consists of three or four policies including Student and Pre-school Child Accident Insurance, Student and Pre-school Child Fixed Term Life Insurance, Student and Pre-school Accident Medical Insurance and Student and Pre-school Child Hospitalization Insurance. This product typically requires only a single premium payment for each coverage period. Purchasers of this product are generally individuals such as students’ parents.

Teacher Medical Supplementary Insurance

          Teacher Medical Supplementary Insurance has a term of one year and provides faculty and staff additional coverage of medical and hospitalization expenses for those that want to supplement the social welfare coverage. It also covers expenses incurred due to an accident. This product typically requires only a single premium payment for each coverage period. Purchasers are generally current and retired teachers and school staff, who can choose from two sets of coverage.

Comparison of Student Safety Insurance to the Chinese Social Welfare System

          The Chinese social welfare system for individuals younger than 18 years old was established in 2006, but the geographical coverage of the system is still insufficient and restricted to urban areas. The Chinese government selected 2 to 3 cities in each province as trial cities and planned to achieve nationwide social welfare coverage by 2010. However, the general terms of social welfare coverage has been carried out inconsistently among these trial cities. For example, there has been inconsistency with the percentage of coverage it provides and the claims individuals can make. Furthermore, the social welfare system merely provides basic medical coverage to individuals younger than 18 years old. For instance, illness or death due to an accident and medical expenses related to the treatment of most acute diseases, such as paralysis and brain fever, are not covered. The selection of medical treatments, drugs and hospitals is also limited to those chosen by the government. In conclusion, the current social welfare system is still developing and not able to completely satisfy China’s citizens. Supplementary insurance products such as those sold by UIB are necessary for families to have basic medical coverage.

          To illustrate the social welfare system, three trial cities, where UIB generates significant revenues, are selected to provide a comparison in the following table:

	Beijing	Wuhan	Chengdu

	1. Beijing permanent resident;	1. Wuhan permanent resident;	1. Chengdu permanent resident;

Applicant Qualifications	2. Under 18 years of age for registered student, or under 16 for non-school young person	2. Under 18 years of age for registered student, or under 18 for non-school young person	2. Registered pre-college student, or under 18 for non-school young person due to disease and deformity

Premium Per Year	Co-Pay: RMB 50 Subsidy: RMB 50 Total: RMB 100	Co-Pay: RMB 20 Subsidy: RMB 80 Total: RMB 100	Co-Pay: RMB 40 Subsidy: RMB 40 Total: RMB 80

In-Market Time	2007	2007	2007

Coverage(1)	50% to 70% of hospitalization and outpatient expenditures which exceed RMB650	40% to 60% of hospitalization and outpatient expenditures which exceed RMB200 to 800(2)	50% to 70% of hospitalization and outpatient expenditures which exceed RMB1,000(2)

Hospital Selection	Restricted to government-selected and 3 self-selected hospitals	Restricted to government-selected hospitals	Restricted to government-selected hospitals

Claims	Accumulated no more than RMB170,000	Accumulated no more than RMB30,000	Accumulated no more than RMB80,000

Notes:

(1)	The coverage of outpatient expenditures in three cities does not include costs incurred by accidents and medical expenses related with treatment of most acute diseases.

(2)	Outpatient expenditures in Wuhan and Chengdu also cover medical expenses due to general hospital visits.

          In order to illustrate the advantages of UIB’s products supplementing the social welfare system, the below table compares the social welfare system implemented in Beijing with UIB’s products:

		Basic Coverage Under Social Welfare		Student Safety Insurance

	1.	Beijing permanent resident

Applicant Qualifications	2.	Under 18 years of age for registered student, or under 16 for young person who is not a student		Student between 3 and 18 years of age

Premium Per Year		Co-Pay: RMB 50 Subsidy: RMB 50 Total: RMB 100		Total: RMB 80

Coverage		50% to 70% of hospitalization and outpatient expenditures		Accidental death and injury, and hospitalization

Hospital Selection		Restricted to government-selected and 3 self-selected hospitals		No restrictions

Advantage Over Social Welfare Coverage	1.	No accident coverage under social welfare	1.	Coverage for accidents no accident coverage under social welfare

	2.	Only a few acute diseases are covered	2.	Up to 70% of hospitalization expenses not covered by social welfare

	3.	Types of medicine and hospitals can be chosen are restricted	3.	Up to RMB 30,000 for a claim for accidental death and up to RMB 50,000 for hospitalization expenses

Vehicle Insurance

          Vehicle Insurance is the largest segment of property and casualty insurance in the PRC in terms of gross written premiums. UIB distributes both standard automobile insurance policies and supplemental policies, which it refers to as riders, to schools, faculty and staff. UIB and its partner insurance companies believe that teachers are safer drivers, having a lower probability of accidents. The standard automobile insurance policies UIB distributes generally have a term of one year and cover damages caused to the insured vehicle by collision and other traffic accidents, falling or flying objects, fire, explosion and natural disasters. In addition, the typical automobile insurance policies also contain the standard third party liability insurance policies, which cover bodily injury and property damage caused by an accident involving an insured vehicle to a person not in the insured vehicle. The riders cover additional losses, such as liability to passengers, losses arising from vehicle theft and robbery, broken glass and vehicle body scratches.

Other Value-added Services

          In addition to the distribution of insurance products, UIB assists its customers in a number of activities such as policy term negotiation, damage assessment and claim settlement. UIB will establish a 24-hour service center in Beijing, which will enable UIB to better service its customers nationwide, expand its customer database at a central location, and build a one-stop shopping platform for insurance. For instance, when an accident involving an insured vehicle occurs, UIB’s service staff can arrive at the scene more quickly after being notified through the 24-hour call center and then provide onsite assistance to UIB’s customer.

          As the pioneer who established risk management standards in the Chinese education sector, UIB is now the preeminent provider of risk management services to 26 out of the 32 provincial and municipal education administrative departments. UIB has published Education Risk Management since June 2005, a monthly publication primarily targeting clients in the education sector. The contents of this publication consist primarily of regulations on the insurance industry, risk management information, insurance products and case studies. UIB has been working with provincial and municipal education administrative departments, to reduce the number of accidents occurring on campus and during school activities.

Distribution Network and Marketing

          Since beginning its operation in 2003, UIB has become the leading insurance brokerage company servicing the education sector. UIB has built a distribution network that, as of December 31, 2008, consisted of 32 provincial and municipal branches and 53 sub-branches covering 1,800 counties across China. It employs approximately 530 sales personnel, 40 of which are based at UIB’s headquarters in Beijing. The remaining employees work throughout UIB’s branch offices. There are typically 4-5 representatives at each sub-branch and 7-9 representatives at each provincial and municipal branch.

          Currently, the distribution network that UIB has built during the past five years reaches approximately 233,000 schools, approximately 100 million students and approximately 4.5 million faculty and staff members. As an established risk management consultant, UIB is virtually the only insurance intermediary able to directly access customers in schools. Furthermore, risk management consultants at educational institutions and part-time representatives provide UIB with an efficient, low-cost “sales force.” Most schools within the UIB network designate one person to specifically work with UIB concerning risk management issues. UIB also employs more than 4,000 part-time representatives on a seasonal basis to assist in processing policy purchases at the beginning of each academic year. This wide network enables UIB to continue to penetrate the education market with its existing and newly developed insurance products.

Customers

          UIB distributes School Liability Insurance to institutional customers, Student Safety Insurance and Teacher Medical Supplementary Insurance to individual customers, and Vehicle Insurance to both institutional and individual customers. As the only risk management consultant to 26 provincial and municipal education administrative departments, UIB can directly access customers in schools. As of December 31, 2008, UIB’s customer base includes more than 22 million individuals and more than 233,000 institutions. The charts below illustrate the type of customers purchasing each product and the customer growth in each product:

Number of UIB’s institutional customers since 2005

# of schools (000's)

Number of UIB’s individual customers since 2005

# of students (mm)

Insurance Company Partners

          Currently, UIB has established business relationships with over 12 leading insurance companies in the PRC. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. UIB maintains business relationships with local branches of insurance companies within their respective regions. The termination of a business relationship between one of its branches and a local branch of an insurance company generally would have no impact on the business relationships between its other branches and the other branches of the same insurance company.

          For the year ended December 31, 2008, the top five insurance company partners of UIB, after aggregating the business conducted between its branches and the various local branches of the insurance companies, were China Life, PICC Property & Casualty, Ping An Property, China Pacific Life and China Pacific Property. China Life, PICC Property & Casualty and Ping An Property.  Each accounted for more than 10% of its total commission revenues in 2008, with China Life accounting for 46%, PICC Property & Casualty accounting for 27% and Ping An Property accounting for 15%.

Employees, Brokers and Training

          UIB had 180, 374 and 531 employees as of December 31, 2006, 2007, and 2008, respectively. The following table sets forth the number of our employees by function as of June 30, 2008:

	Number of employees	% of Total
Management and administrative staff	74	14%
Financial and accounting staff	101	19%
Brokers and marketing staff	292	55%
Others	64	12%

Total	531	100%

            UIB had temporary contractual relationships with approximately 5,500, 4,700 and 5,840 part-time service representatives as of December 31, 2006, 2007 and 2008, respectively. The part-time service representatives are not employees of UIB and are only compensated by a predetermined monthly wage. UIB employs part-time service representatives primarily to distribute policies within its broad network for approximately three months every year. UIB places a strong emphasis on training its part-time service representatives. Currently, UIB is one of only three qualified insurance brokerage companies authorized by the CIRC to provide continuous training to registered brokers and issue training certificates.

Competition

            A number of industry players are involved in the distribution of insurance products in the PRC. UIB competes for customers on the basis of customer service, product offerings and reputation. UIB’s principal competitors include:

Professional insurance intermediaries

            Insurance intermediaries, such as UIB, are increasing in importance as more consumers are seeking professional advice. However, the professional insurance intermediary sector in China is at an early stage of development and highly fragmented, accounting for only 5.1% and 5.3% of the total insurance premiums generated in China in 2007 and 2008, respectively. Although insurance brokers and agents are the two primary intermediaries that interact directly with consumers, however, there are a few key differences between brokers, such as UIB, and agents in China as set forth below:

	Brokers	Agents

Customers	Advise policyholders	Represent insurance companies

Registered Capital	At least RMB5 million	At least RMB500,000

Restriction on Region Served	Nationwide	Only within the registered region

Number (as of 12/31/2008)	350	1,822

            Insurance brokers generally command higher margins of premium commission than agents do. Insurance brokers, such as UIB, represent the interests of policyholders, and therefore they understand the true needs of customers and develop strong relationships.

          UIB currently has more than 90% market share of the education sector insurance brokerage businesses. HuaYu Insurance Broker Co., Ltd, one of very few competitors in the education sector, generated insurance premiums equivalent to approximately 1% of the total insurance premium generated by insurance brokerage companies operating in the education sector in 2008.

Insurance companies

          Insurance companies frequently rely on their own sales force to distribute their products. The distribution of insurance products in China historically has been dominated by insurance companies, which usually use both in-house sales forces and exclusive sales agents to distribute their own products. UIB believes that it can compete effectively with insurance companies using its extensive network in the education sector, its unique ability to directly access customers in schools, its deep understanding of policyholders’ demand and its focus on top-quality service to clients.

Related Party Transactions

          Beijing Hezheng Insurance Broker Co., Ltd. (“Hezheng”) is a related entity of UIB and engages in the insurance brokerage business in local communities and for handicapped and senior groups in China. Mr. Xiaoping Chen is the largest shareholder and holds 70% of the equity of Hezheng.

          On October 14, 2008, UIB Beijing entered into a Right of First Refusal Agreement with Hezheng and its shareholders, pursuant to which, the shareholders of Hezheng grant UIB Beijing the right of first refusal to purchase all or part of the equity interests in Hezheng, as well as the right of first refusal to subscribe for Hezheng’s capital increase. In addition, within three years commencing from the consummation of the Acquisition under the Share Purchase Agreement, UIB Beijing is entitled to purchase all or part of Hezheng’s equity interests if the board of directors of the company surviving the Acquisition resolves to do. Under the Hezheng Right of First Refusal Agreement, each of Hezheng and its shareholders covenants that it will not engage in any business that competes with UIB Beijing. With respect to Hezheng, the non-compete covenants will remain effective until its shareholders cease holding any of Hezheng’s equity interests. With respect to the shareholders of Hezheng, each shareholder’s non-compete covenants will survive within the period it holds equity interests in Hezheng and continue for one (1) year after it ceases to be a shareholder of Hezheng. A form of the Right of First Refusal Agreement is attached to the Share Purchase Agreement.

Intellectual Property

          UIB’s brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish its business platform, services and products from those of its competitors and contribute to its competitive advantages in the professional insurance intermediary sector. To protect its intellectual property, UIB relies on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with its employees, partners, contractors and others. UIB has one registered trademark in China, including its corporate logo. The main website of UIB is located at www.chinauib.com.

Facilities

          The headquarters of UIB is located in Beijing, China, where UIB leases approximately 1,861 square meters of office space. Its subsidiaries and consolidated affiliated entities lease approximately 8,000 square meters of office space. In 2007 and 2008, its total rental expenses were US$125,737 and US$501,882, respectively.

Legal Proceedings

          From time to time, UIB is involved in litigation or other legal proceedings incidental to its business. However, UIB does not believe that its business or operations would be materially and adversely affected by any pending litigation or other pending legal proceeding in which it is involved.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. ChinaGrowth’s Operating and Financial Review and Prospects

You should read the following discussion of the financial condition and results of operations of UIB in conjunction with its historical financial statements and related notes contained elsewhere herein. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the following information.

Overview

          ChinaGrowth, currently known as UIB Group Limited after it completed the business combination with UIB in January 2009, was incorporated on May 3, 2006 as an exempted company for the purpose of affecting a share capital exchange, asset acquisition or other similar business combination with an operating business in certain industry. Its objective is to acquire an operating business that has its primary operating facilities located in the People’s Republic of China (“PRC”) in any city or province north of the Yangtze River. Its efforts in identifying a prospective target business were not limited to a particular industry.

          The initial business combination was required to be with one or more operating businesses whose fair market value, collectively, is equal to at least 80% of the net assets at the time of acquisition. This business combination could have been accomplished by identifying and acquiring a single business or multiple operating businesses contemporaneously.

          ChinaGrowth used the cash derived from the proceeds of its public offering and capital stock to effect a business combination.

          There were no limitation on ChinaGrowth’s ability to raise funds privately or through loans that would allow it to acquire a company or companies with a fair market value in excess of 80% of the net assets at the time of the acquisition; however, management has no current plans or agreements to enter into any such financing arrangements.

          All its business activity since inception has related to ChinaGrowth’s formation, consummation of the initial public offering, identification and evaluation of target company opportunities, and negotiation and signing the Share Purchase Agreement with UIB. For the balance of the fiscal year, until the consummation of the Share Purchase Agreement, the business of ChinaGrowth was focused on the consummation of the acquisition.

 On May 24, 2008, ChinaGrowth entered into a Share Purchase Agreement to acquire UIB, which agreement was then amended on October 30, 2008 and January 12, 2009. On January 27, 2009, ChinaGrowth closed its business combination with UIB and changed its name from ChinaGrowth North Acquisition Corporation to UIB Group Limited.

Critical Accounting Policies

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

          Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Results of Operations for the Year Ended December 31, 2008 and 2007

ChinaGrowth reported interest income of US$587,967 and a net profit of US$74,931 for the year ended December 31, 2008, compared with interest income of US$1,679,687 and a net profit of US$1,309,766 for the year ended December 31, 2007.

The interest income was mostly generated by the funds in the trust account into which the proceeds of ChinaGrowth’s initial public offering (including over-allotment proceeds) were deposited. The income was earned primarily from the interest on money market funds that were purchased with those proceeds on deposit. Until the company entered into a business combination, it did not generate operating revenues from a business enterprise. The significant decrease of interest income in 2008 was mainly due to the reduced investment return of the money market funds.

During the year ended December 31, 2008, the company incurred US$513,037 in total operating expenses, which increased by US$143,116 compared with that in 2007 primarily due to higher traveling cost (US$83,993). The traveling cost was mainly driven by increased spending in searching target companies for the business combination in 2008. These amounts were paid from the net proceeds of the initial public offering that were not deposited into the trust account.

As a result of the foregoing factors, ChinaGrowth had a net income of US$74,931 in 2008, compared with US$1,309,766 in 2007.

          Liquidity and Capital Resources

          ChinaGrowth was incorporated on May 3, 2006 to affect a share capital exchange, asset acquisition or other similar business combination within one or more operating businesses in PRC in any city or province north of the YangtzeRiver. ChinaGrowth intended to utilize cash derived from the proceeds of its initial public offering and the founding director warrants, its share capital, debt or a combination of cash, share capital and debt, in effecting a business combination.

          For the year ended December 31, 2008, ChinaGrowth had no significant operations. On January 29, 2007, ChinaGrowth consummated its initial public offering. The net proceeds from (i) the sale of the units, and (ii) the sale of founding director warrants in a private placement transaction prior to the closing of the initial public offering, was approximately US$37,924,000, including the exercise of the underwriters’ over-allotment option. As a result, US$40,183,457 was currently held in trust as of December 31, 2008. ChinaGrowth used substantially all of the net proceeds of its initial public offering to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination, as described above.

          ChinaGrowth sold to Morgan Joseph & Co., for US$100, an option to purchase up to a total of 315,000 units. The sale of the option was accounted for as a cost attributable to ChinaGrowth’s initial public offering. Accordingly, there will be no net impact on ChinaGrowth’s financial position or results of operations, except for the recording of the US$100 proceeds from the sale. This option is presently exercisable on a cashless basis at US$10.00 per unit.

          From inception through December 31, 2008, the company earned interest income of US$2,269,443, most of which was earned on funds held in the trust account since the public offering.

          Management believes the company will have sufficient available funds outside of the trust account to operate through the whole year, however, depending on the expenses of the consummation of the offering, the company may have to borrow funds for further operating expenses. If funds are needed, the company plans to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business combination. Management would only consummate such a financing in connection with the consummation of a business combination.

Off-Balance Sheet Arrangements

          ChinaGrowth has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, ChinaGrowth has not entered into any derivative contracts that are indexed to ChinaGrowth’s shares and classified as shareholders’ equity, or that are not reflected in ChinaGrowth’s financial statements. Furthermore, ChinaGrowth does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to that entity. Moreover, ChinaGrowth does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or research and development services with it.

B. UIB Group Limited’s Operating and Financial Review and Prospects

You should read the following discussion of the financial condition and results of operations of UIB Group Limited in conjunction with its historical financial statements and related notes contained elsewhere herein. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the following information.

OVERVIEW

Founded in 2001, UIB Group Limited (“UIB” or the “Company”) together with its affiliates is a leading independent insurance brokerage company operating in China. Beijing Union Insurance Broker Co., Ltd, an affiliate of the Company, started its insurance brokerage business in 2003 by distributing insurance products in the education sector. Since 2003, UIB has been engaged in designing and improving insurance products, and distributing the products to the clients. As of December 31, 2008, UIB has provided more than 233,000 educational institutions with School Liability Insurance and over 22 million students with Student Safety Insurance through its effective distribution channel. UIB has built a broad distribution network reaching more than 1,800 counties across China, with approximately 530 employees located in 32 provincial and municipal branches and 53 sub-branches. This distribution channel, the most extensive network operating in the Chinese education sector, enables UIB to achieve a high degree of effectiveness in continuously rolling out insurance products. Furthermore, UIB initiated professional risk management services for clients in 2003. As the pioneer who established risk management standards in the Chinese education sector, UIB provides risk management service exclusively to 26 out of 32 provincial and municipal education administrative departments as of December 31, 2008. In 2008, UIB intends to further broaden its product offerings with new products, such as Teacher Medical Supplementary Insurance and Vehicle Insurance.

          As an insurance brokerage company, UIB does not assume underwriting risks. Instead, UIB acts on behalf of its customers in seeking insurance coverage from insurance companies operating in China. The Company closely works with insurance companies to assist its customers in damage assessment and claim settlement. UIB is compensated for its services primarily by commissions and fees paid by insurance companies, typically based on a percentage of the premium paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold.

          UIB’s business has grown substantially in recent years. Its gross revenues increased from US$8.6 million in 2006 to US$25.5 million in 2008, representing a CAGR of 72.2% in the three-year period. UIB achieved profitability in 2008 with a net income of US$5.4 million, compared with a net income of US$25 thousand in 2006. For the year ended December 31, 2008, UIB’s net revenues and net income were US$24.1 million and US$5.4 million, respectively, representing an increase of 50.1% and 38.1% from 2007. The business of UIB is seasonal, corresponding to the academic calendar. Both total and net income have been the highest in the fourth quarter due primarily to policy renewals and new policy purchase, which generally occurs at the beginning of September.

CRITICAL ACCOUNTING POLICIES

UIB prepares financial statements in accordance with U.S. GAAP, which requires it to make judgments, estimates and assumptions that affect the reported amounts of its assets and liabilities and the disclosure of its contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables. UIB continually evaluates these judgments and estimates based on its own historical experience, knowledge and assessment of current business and other conditions, its expectations regarding the future based on available information and assumptions that it believes to be reasonable, which together form its basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, UIB’s actual results could differ from those estimates.

          The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. UIB believes the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

          The Group’s revenue is derived principally from the provision of insurance brokerage services. The Company recognizes revenue when all of the following have occurred: persuasive evidence of an agreement with the insurance company exists, services have been provided, the fees for such services are fixed or determinable and collectability of the fee is reasonably assured.

          Brokerage services are considered to be rendered and completed, and revenue is recognized, at the time the insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Company believes that it has met all the four criteria of revenue recognition when the premiums are collected by the Company or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium.

Furniture, fixtures and equipment, motor vehicles

          Furniture, fixtures, equipments and motor vehicles are carried at cost, less accumulated depreciation. Expenditures for improvements are capitalized, and expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred. Depreciation has been determined using the straight-line method to the asset’s estimated residual value over the estimated useful lives of the related assets as follows:

Years
Furniture, fixtures and equipment	5

Motor vehicles	5

RESULTS OF OPERATIONS
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

          Revenues UIB’s total net revenues increased by US$8.0 million, or 50.1%, from US$16.1 million in 2007 to US$24.1 million in 2008. The increase in commission revenue was mainly attributable to the expansion of distribution network and customer base, including increase in clients, establishment of new provincial branches and sub-branches both in existing markets and new geographic regions. The total number of provincial branches and sub-branches in UIB’s distribution network increased from 32 to 32 and 34 to 53, respectively. As its distribution network expanded in depth, UIB was able to reach a larger base of prospective schools and students and compete more effectively with its competitors. As a result, UIB achieved an 8.9% increase in individual clients of Student Safety insurance products, from 20.2 million in 2007 to 22.0 million in 2008 and a 99.1% increase in institution clients of School Liability insurance products, from 117,000 in 2007 to 233,000 in 2008, which results in significant revenue growth in 2008.

Operating Costs and Expenses

          Selling Expenses. UIB’s selling expenses increased by 42.4% to US$9.8 million in 2008 from US$6.9 million in 2007 primarily due to rapid sales growth and expansion of distribution network.

          The selling expenses of UIB mainly consist of conference and training expenses, payroll and employee benefits for sales staff, office supply expenses and other expenses incurred by its sub-branches in various regions across China. Conference and training expenses, a major component of the selling expenses, increased by US$0.65 million, as UIB invited more existing customers and prospective school customers and parents of students to attend insurance products promotion conferences and risk management trainings. Similarly, vehicle running and maintenance expenses increased by US$0.34 million, travel expenses incurred by sales staff increased by US$0.36 million and payroll and employee benefits increased by US$ 0.45million. Furthermore, the office supply expenses incurred by the sub-branches increased by US$0.31 million, respectively, due to establishment of 19 new sub-branches.

         General and Administrative Expenses. UIB’s general and administrative expenses increased by 84.1% from US$3.8 million in 2007 to US$7.0 million in 2008, primarily as a result of overall expansion of its business.

         The general and administrative expenses of UIB principally comprise payroll and employee benefits for its administrative staff, internal training expenses, travel expenses, and other expenses of its provincial branches. Each of such provincial branches acts as the regional headquarter in its respective region and oversights operations of sub-branches established under it. Payroll and employee benefits for administrative staff  increased by US$0.63 million due to hiring of additional administrative personnel and travel expenses incurred by administrative staff  increased by US$0.35 million. Internal training expenses increased by US$0.49 million, resulting from an increase in internal training for the purposes of introducing new products and enhance service ability. Depreciation expenses increased by US$0.27 million resulting from  more non-current assets were put into used. Rental expenses increased by US$0.38 million due to renting more office space. And approximated US$ 0.42 million costs attributable to the acquisition with ChinaGrowth were charged in 2008.

          Net Income before Income Taxes. As a result of the foregoing factors, UIB’s net income before income taxes increased from US$5.4 million in 2007 to US$7.4 million in 2008.

          Income Tax Expense. UIB’s income tax expense increased from US$1.5 million in 2007 to US$2.0 million in 2008 as result of the increase in net income before income taxes.

          Net Income. As a result of the foregoing factors, UIB’s net income increased substantially from US$3.9 million in 2007 to US$5.4 million in 2008.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

          Revenues UIB’s total net revenues increased by US$8.0 million, or 98.5%, from US$8.1 million in 2006 to US$16.1 million in 2007. The increase in commission revenue was mainly attributable to the expansion of distribution network and customer base, including increase in clients, establishment of new provincial branches and sub-branches both in existing markets and new geographic regions. The total number of provincial branches and sub-branches in UIB’s distribution network increased from 27 to 32 and 14 to 34, respectively. As its distribution network expanded in depth, UIB was able to reach a larger base of prospective schools and students and compete more effectively with its competitors. As a result, UIB achieved an 18.1% increase in individual clients of Student Safety insurance products, from 17.1 million in 2006 to 20.2 million in 2007 and a 75.1% increase in institution clients of School Liability insurance products, from 66,800 in 2006 to 117,000 in 2007, which results in significant revenue growth in 2007.

Operating Costs and Expenses

          Selling Expenses. UIB’s selling expenses increased by 33.2% from US$5.2 million in 2006 to US$6.9 million in 2007 primarily due to rapid sales growth and expansion of distribution network.

          The selling expenses of UIB mainly consist of conference and training expenses, payroll and employee benefits for sales staff, office supply expenses and other expenses incurred by its sub-branches in various regions across China. Conference and training expenses, a major component of the selling expenses, increased by US$0.6 million, as UIB invited more existing customers and prospective school customers and parents of students to attend insurance products promotion conferences and risk management trainings. Similarly, travel expenses incurred by sales staff increased by US$0.4 million. Furthermore, the office supply expenses and office rentals incurred by the sub-branches increased by US$0.1 million and US$0.3 million respectively, due to establishment of 20 new sub-branches.

          General and Administrative Expenses. UIB’s general and administrative expenses increased by 33.8% from US$2.8 million in 2006 to US$3.8 million in 2007, primarily as a result of overall expansion of its business and the establishment of 5 new provincial branches.

          The general and administrative expenses of UIB principally comprise payroll and employee benefits for its administrative staff, internal training expenses, travel expenses, and other expenses of its provincial branches. Each of such provincial branches acts as the regional headquarter in its respective region and oversights operations of sub-branches established under it. Payroll and employee benefits for administrative staff increased by US$0.5 million due to hiring of additional administrative personnel. Internal training expenses increased by US$0.2 million, resulting from an increase in internal training for the purposes of introducing new products and enhance service ability.

          Net Income before Income Taxes. As a result of the foregoing factors, UIB’s net income before income taxes increased from US$124,556 in 2006 to US$5.4 million in 2007.

          Income Tax Expense. UIB’s income tax expense increased from US$99,435 in 2006 to US$1.5 million in 2007 as result of the increase in net income before income taxes.

          Net Income. As a result of the foregoing factors, UIB’s net income increased substantially from US$25,121 in 2006 to US$3.9 million in 2007.

Liquidity and Capital Resources

UIB’s principal sources of liquidity have been cash generated from its operating activities. As of December 31, 2008, it had US$14.1 million in cash. Its principal uses of cash have been to fund its working capital requirements and purchases of automobiles and office equipment. UIB expects to require cash to fund its ongoing business needs, particularly the further expansion of its distribution network and hiring of new staff.

Operating Activities

          Net cash generated from operating activities amounted to US$4.0 million in 2008, primarily attributable to (1) a net income of US$5.4 million, (2) an increase of US$1.0 million in accounts payable primarily as a result of the increase in operating costs and expense, particularly expenses incurred in the fourth quarter which have not been paid by the end of 2008 (3) an increase of US$0.4 million in income tax and other tax payable primarily as a result of net income growth, particularly net income generated in the fourth quarter for which relevant tax had not been paid by the end of 2008, and (4) an increase of US$2.9 million in accounts receivable as a result of the increase in sales, particularly sales in the fourth quarter for which payment had not been received by the end of 2008, which negatively affected operating cash flow.

          Net cash generated from operating activities amounted to US$3.6 million in 2007, primarily attributable to (1) a net income of US$3.9 million, (2) an increase of US$1.5 million in income tax and other tax payable primarily as a result of net income growth, particularly net income generated in the fourth quarter for which relevant tax had not been paid by the end of 2007, (3) an increase of US$0.8 million in accounts payable and accrued liabilities and other payables primarily as a result of the increase in operating costs and expense, particularly expenses incurred in the fourth quarter which have not been paid by the end of 2007, and (4) an increase of US$3.3 million in accounts receivable as a result of the increase in sales, particularly sales in the fourth quarter for which payment had not been received by the end of 2007, which negatively affected operating cash flow.

          Net cash generated from operating activities amounted to US$1.4 million in 2006, primarily attributable to (1) a net income of US$25,121, and (2) an increase of US$1.1 million in accrued liabilities and other payables primarily as a result of the increase in operating costs and expense, particularly expenses incurred in the fourth quarter which have not been paid by the end of 2006.

Investing Activities

          Net cash used in investing activities for the fiscal year ended December 31, 2008 was US$1.9 million, resulting primarily from the purchase of automobiles and office equipment.

          Net cash used in investing activities in 2007 was US$774,390, resulting primarily from the purchase of automobiles and office equipment.

          Net cash used in investing activities was US$622,543 in 2006 as a result of the purchase of automobiles and office equipment.

Financing Activities

          Net cash generated from financing activities amounted to US$4.7 million for the fiscal year ended December 31, 2008 primarily attributable to proceeds from the capital injection from shareholders.

          Net cash generated from financing activities was US$0.7 million in 2007 attributable to loan from a related party, which was fully settled in May 2008.

Capital Expenditures

          UIB incurred capital expenditures of US$622,543, US$802,137 and US$1.9 million for the years ended December 31, 2006, 2007 and 2008, respectively. Its capital expenditures have been used primarily to purchase automobiles and office equipment.

CONTRACTUAL OBLIGATION AND COMMITMENT

The following states the contractual obligations as of December 31, 2008:

	Payment Due by December 31
(in $ thousands)	Total	2009	2010-2013	Thereafter
Operating Lease Obligations	575	332	243	0

OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS

On October 14, 2008, UIB Beijing entered into a Right of First Refusal Agreement with Beijing Hezheng Insurance Broker Co., Ltd. (“Hezheng”) and its shareholders, pursuant to which, the shareholders of Hezheng have granted UIB Beijing the right of first refusal to purchase all or part of the equity interests in Hezheng, as well as the right of first refusal to subscribe for Hezheng’s capital increase. In addition, within three years commencing from the Closing under the Share Purchase Agreement between UIB and ChinaGrowth North Acquisition Corporation, UIB Beijing is entitled to purchase all or part of Hezheng’s equity interests if the board of directors of ChinaGrowth North Acquisition Corporation adopt resolution approving to do so. Under the Hezheng Right of First Refusal Agreement, each of Hezheng and its shareholders covenants that it will not engage in any business that competes with UIB Beijing. With respect to Hezheng, the non-compete covenants will remain effective until its shareholders cease holding any of Hezheng’s equity interests. With respect to the shareholders of Hezheng, each shareholder’s non-compete covenants shall survive within the period it holds equity interests in Hezheng and continue for one (1) year after it ceases to be a shareholder of Hezheng.

          Except the above, UIB has not entered into any arrangement or other commitments to guarantee the payment obligations of any third parties. UIB has not entered into any derivative contracts that are indexed to its shares and classified as shareholders’ equity, or that are not reflected in its consolidated financial statements. In addition, UIB does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. UIB believes that there are no off-balance sheet arrangements that have or are reasonably likely to have a material effect on its financial condition, changes UIB in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Inflation

          Inflation in China has not materially impacted the results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.

Foreign Exchange Risk

          Substantially, all of revenues, assets and liabilities and most of expenses are transacted in RMB. As a result, the conversion of the revenue into foreign currencies is subject to PRC regulatory restrictions on currency conversion and UIB are exposed to risk posed by fluctuations in the foreign exchange market. The value of the RMB against U.S. dollar and other currencies may fluctuate and is affected by, among other things, changing in China’s political and economic conditions. UIB does not believe that UIB currently has any significant direct foreign exchange risk and has not hedged exposures denominated in foreign currencies or any other derivative financial instruments. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.5% appreciation of the RMB against the U.S. dollar by August 31, 2008. There remains significant international pressure on the PRC government to adopt the flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that UIB needs to convert U.S. dollars UIB receive from this business combination into RMB for its operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount UIB receive from the conversion. UIB has not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Recently issued accounting pronouncements

          In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes - An interpretation of FASB Statement No. 109. The interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on tax return. Under FIN 48, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than not to be sustained upon audited by the relevant tax authority. The Company does not believe the adoption of FIN 48 will have a material impact on its financial condition or results of operations.

 In September 2006, FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106 and 132(R) (SFAS 158). SFAS 158 requires the recognition of the overfunded or underfunded status of a define benefit postretirement plan as an asset or liability in the statement of financial position and the recognition of changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement of the funded status of a plan as of the date of the year-end statement of financial position. The Company adoption of this statement did not have a material effect on the Company's financial condition or results of operations.

          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities - including an amendment of FASB Statement No. 115 (SFAS 159).” This Statement creates a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain assets and liabilities, on an instrument-by-instrument basis. If the fair value option is elected for an instrument, all subsequent changes in fair value for that instrument shall be reported in earnings. The Statement is effective for fiscal years beginning after November 15, 2007. The Company does not anticipate that the adoption of SFAS No. 159 will have a material impact on its financial condition or results of operations.

          In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for fiscal years beginning on or after December 15, 2008 and will be applied prospectively. The Company is currently evaluating the potential impact of the adoption of SFAS 141R on its consolidated financial position, results of operations or cash flows.

          In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This statement is effective for fiscal years beginning on or after December 15, 2008 and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. The Company is currently evaluating the potential impact of the adoption of SFAS 160 on its consolidated financial position, results of operations or cash flows.

In April 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. 142-3  ("FSP 142-3") "Determination of the Useful Life of Intangible Assets." FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, "Goodwill and Other Intangible Assets," to include an entity's historical experience in renewing or extending similar arrangements, adjusted for entity-specific factors, even when there is likely to be "substantial cost or material modifications." FSP FAS 142-3 states that in the absence of historical experience an entity should use assumptions that market participants would make regarding renewals or extensions, adjusted for entity-specific factors. The guidance for determining the useful life of intangible assets included in this FSP will be applied prospectively to intangible assets acquired after the effective date of January 1, 2009. The Company does not expect FSP 142-3 to have a material impact on our financial statements.

          In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”), which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS 162 is effective for the Company 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The adoption of this Standard is not expected to have a material impact on the Company’s results of operations or financial position.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following is the age, position and biographical information of our anticipated board of directors and executive officers following the consummation of the Acquisition. Each of these individuals, if appointed, will serve in their respective positions until their successors are duly elected or appointed and qualified.

Name	Age	Position

Xiaoping Chen	53	Director, Chairman of the Board and Chief Executive Officer
Joseph Weijian Huang	46	Director and Executive Vice President
Yunxiang Tang	63	Director
Lulun Cai	71	Director and Chairman of the Audit Committee
Zhaoyu Deng	63	Director
Xuesong Song	41	Director
Hualin Wei	60	Director and Chairman of the Compensation Committee
Zhiquan Deng	39	Acting Chief Financial Officer

Mr. Xiaoping Chen has been the Chairman and Chief Executive Officer since May 2008. Mr. Chen is the founder of Beijing UIB and serves as the Chairman of Beijing UIB since March 2001. He is also the founder and Chairman of Hezheng Insurance Broker Co. Ltd., an insurance brokerage firm servicing seniors and the disabled. Prior to founding Beijing UIB, Mr. Chen was instrumental in founding and organizing Chang’an Insurance Broker Co. Ltd., a state-owned enterprise that grew to be the largest insurance brokerage firm in China. From February 1998 to February 2000, he served as CEO of Beijing Shisheng Weiye Technology Co. Ltd. From May 1993 to August 1997, he helped found Hunan Datong P&C Insurance Co. Ltd. From January 1992 to May 1998, he served as the legal representative of Hunan Liyuan Industrial Co., a subsidiary of Hunan Electric Power Company. From April 1978 to December 1991, he held various positions at the Hunan Electric Power Technical School. Mr. Chen received an Associate’s Degree in business administration from Hunan TV University in 1988 and an Executive Master Degree in Economic Law from Hunan College of Finance & Economics in 1998.

          Mr. Joseph Weijian Huang has been the Executive Vice President since January 2009. Mr. Huang began working with the founding team of Beijing UIB in 1999 and helped establish the Company in 2001. From August 1997 to June 1999, he was an insurance agent at PICC. From February 1996 to June 1999, he was a partner and General Manager at Empire International Entertainment Company. From June 1994 to January 1996, he was a Senior Manager at Insurance Department of WMA Securities Inc. in the U.S. From March 1993 to May 1994, he was the Manager of Finance Department at New Century Investment Consultant Co., Ltd. From September 1987 to June 1988, he was the Head of International Finance Department at Guangzhou International Trust and Investment Co., Ltd. Mr. Huang received an MBA from San Francisco State University.

          Mr. Yunxiang Tang has been a director since January 2009. Mr. Tang was the General Manager of the People’s Insurance Company (Group) of China (“PICC”) and the Chairman of PICC Property and Casualty Company Ltd. and PICC Asset Management Company Limited from August 2000 to January 2007. From 1964 to 2000, he took various management positions including the Vice President of China Insurance Regulatory Commission (“CIRC”), the Assistant to the President of the People’s Bank of China, and the President of the People’s Bank of China Guangdong provincial branch. Mr. Tang was the member of 10th  China’s National Committee of Chinese People’s Political Consultative Conference (“CPPCC”). Mr. Tang has retired since January 2007.

          Mr. Lulun Cai has been a director of UIB since January 2009. Mr. Cai served as the President of China Minsheng Bank from July 1997 to April 2000. From 1985 to July 1997, Mr. Cai was the Vice President and subsequently the President of the People’s Bank of China Hunan provincial branch. From 1983 to 1985, he took the position as the President of the People’s Bank of China in Chenzhou city. From 1974 to 1983, he took various positions at local college of finance and commerce, including teacher and Vice President. Mr. Cai received an Associate degree from the Zhongnan University of Economics. Mr. Cai has retired since April 2000.

          Mr. Zhaoyu Deng has been a director of UIB since January 2009. Mr. Deng was the President of Supervisory Committee in PICC Property and Casualty Company Ltd. and the Vice General Manager of the People’s Insurance Company (Group) of China (“PICC”) from 2002 to January 2007. Prior to joining PICC, Mr. Deng took various positions with the central government. Prior to working with the central government, he worked in the technical and administrative fields with the affiliated enterprises of the Ministry of Aviation Industry in China. Mr. Deng has retired since January 2007.

          Mr. Xuesong Song was a director of ChinaGrowth since May 2006 and has been a director since January 2009. Mr. Song has been engaged in direct investment in the PRC for the past five years as a successful investor and investment banker. Mr. Song has been Chairman and CEO of Chum Capital Group Ltd. since August 2004, and Chairman and CEO of Chum Investment Corporation since December 2001, a direct investment and advisory firm based in Beijing, China. Between February 2001 and December 2001, Mr. Song was the Vice President of ZZNode Holdings Ltd., a system integration and maintenance software and service provider. Prior to joining ZZNode, Mr. Song held various positions from President Assistant, Vice President to Deputy Executive President at China Resources Investment & Management Co., Ltd. from October 1997 to December 2000. From January 1994 to July 1995, Mr. Song assumed positions from Deputy Representative of Beijing Office to Representative of Hainan Office at Wins Group Holdings Ltd. Between July 1989 and January 1994, Mr. Song was an engineer with Tianjin Office, General Administration of Civil Aviation of China. Mr. Song received a Masters degree in Business Administration from Oklahoma City/Tianjin Program and an Associates degree in electrical engineering from Civil Aviation University of China. Mr. Song speaks English and the Mandarin Chinese.

          Mr. Hualin Wei has been a director of UIB since January 2009. Since 2004, Mr. Wei has been a professor at Department of Insurance and Actuarial Studies and Director of Insurance Economics Research Institution in Wuhan University. From 2000 to 2006, he was a member of Teaching Supervisory Committee with Ministry of Education. From 1977 to 2005, Mr. Wei took various positions at Department of Insurance at School of Economics in Wuhan University, including lecturer, professor and deputy director of the department. Mr. Wei received a bachelor’s degree in Economics from Wuhan University in 1977. From 1979 to 1986, he took further studies in fields of economics and insurance at Xiamen University, insurance research program of People’s Bank of China, and Hong Kong Polytechnic University. Previously, Mr. Wei has been an independent director of Union Life Insurance Co., Ltd., executive director of Insurance Institute and Finance Institute of China.

          Ms. Deng joined UIB as Chief Financial Officer in 2008. From October 2006 to September 2008, she was senior project manager of New York Global Group Capital Investment Consulting Co., Ltd. From January 2003 to September 2006, she served as project manager of Zhong Lei Auditing Firm. From April 1997 to December 2002, Ms. Deng took various positions at Sinopec Beijing Yanhua Petrochemical Company Limited, including Vice Controller of the Secretary Office and Investor Relationship Manager. From August 1991 to March 1997, she served as senior assistant to the CEO of Sinopec Beijing Yanhua Construction Engineering Company. Ms. Deng received a Bachelor Degree in Mechanical Engineering from Chongqing University in 1991 and a Bachelor Degree in Finance and Accounting from People’s University of China. Currently, Ms. Deng is the member of ACCA and CICPA.

In anticipation of being listed on the Nasdaq Global Market, we elect to follow the rules of Nasdaq in determining whether a director is independent. Under the Nasdaq listing standards, our board of directors include four independent directors and three non-independent directors. The four independent directors are Yunxiang Tang, Lulun Cai, Zhaoyu Deng, and Hualin Wei. The three non-independent directors are Xiaoping Chen, Joseph Weijian Huang and Xuesong Song.

B. Compensation

UIB Executive Officers

          The following sets forth summary information concerning the compensation paid by UIB to Mr. Chen and Mr. Joseph Weijian Huang during the last three fiscal years.

Annual Compensation

Name	Year	Salary($)	Bonus($)

Xiaoping Chen	2008	35,447	—
	2007	23,882	—
	2006	23,338	—

Joseph Weijian Huang	2008	26,801	—
	2007	19,145	—
	2006	18,821	—

* Xiaoping Chen’s annual salary was RMB 186,000, RMB 181,500 and RMB 246,000 for 2006, 2007 and 2008, respectively. Joseph Weijian Huang’s annual salary was RMB 150,000, RMB 145,500 and RMB 186,000 for 2006, 2007 and 2008, respectively. The average exchange rate for one US dollar was RMB 7.97, 7.60 and 6.94 for 2006, 2007 and 2008, respectively.

          Not included in the above table were dividends declared by UIB and paid to Mr. Chen and Mr. Huang in each of the fiscal years 2006, 2007 and 2008. Since its formation, UIB has granted no stock options or stock appreciation rights, any awards under long-term incentive plans, or any other non-cash compensation.

C.       Board Practices

Director Independence

In anticipation of being listed on the Nasdaq Global Market, UIB Group has elected to follow the rules of Nasdaq in determining whether a director is independent. The board of directors also will consult with the Company’s counsel to ensure that the board’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. The Nasdaq listing standards define an “independent director” generally as a person, other than an officer of the company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment. Consistent with these considerations, the board of directors will include four independent directors and three non-independent directors. The four independent directors are Yunxiang Tang, Lulun Cai, Zhaoyu Deng, and Hualin Wei. The three non-independent directors are Xiaoping Chen, Joseph Weijian Huang and Xuesong Song.

Committees of the Board of Directors

Audit Committee

          In anticipation of being listed on the Nasdaq Global Market, UIB has established an audit committee to be effective at the consummation of the stock acquisition. As required by Nasdaq listing standards, the audit committee will be comprised of at least 3 independent directors who are also “financially literate.” The listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. Each audit committee member will have an understanding of generally accepted accounting principles and financial statements, the ability to assess the general application of such principles in connection with the company’s financial statements, including estimates, accruals and reserves, experience in analyzing or evaluating financial statements of similar breadth and complexity as the company’s financial statements, an understanding of internal controls and procedures for financial reporting and an understanding of audit committee functions.

Audit Committee Financial Expert

          In selecting candidates for the audit committee of the combined company, the board will ensure that at least one committee member will have appropriate educational credentials and expertise to qualify as an “audit committee financial expert” within the meaning of all applicable rules. The Chairman of the Audit Committee and the “audit committee financial expert” is Lulun Cai.

Independent Auditors’ Fees

          UHY acts as UIB’s principal auditor.

Audit Fees

          UIB paid, UIB’s principal accountant US$135,000 for the fiscal year ended December 31, 2008, US$110,000 for the fiscal year ended December 31, 2007 and US$95,000 for the fiscal year ended December 31, 2006 for the services they performed in connection with the audit of UIB’s annual financial statements, the review of the interim financial statements and the initial public offering.

Audit-Related Fees

          During 2007, CGNAC paid, CGNAC’s principal accountant US$10,000 for the professional services related to the filing of our registration statement with the SEC.

Tax Fees

          During 2007 and 2008, UIB did not make any payments for tax services.

All Other Fees

          During 2007 and 2008, there were no fees billed for products and services provided by the principal accountant to UIB other than those set forth above.

Audit Committee Pre-approval Policies and Procedures

          In accordance with Section 10A(i) of the Securities Exchange Act of 1934, before the company engages its independent accountant to render audit or permitted non-audit services, the engagement will be approved by the audit committee.

Code of Conduct

     In anticipation of being listed on the Nasdaq Global Market, UIB has adopted a formal code of ethics statement.

Nominating Committee Information

          In anticipation of being listed on the Nasdaq Stock Market, UIB will form a nominating committee in connection with the consummation of the Acquisition. The members each will be an independent director under Nasdaq listing standards. The nominating committee will be responsible for overseeing the selection of persons to be nominated to serve on UIB’s board of directors. The nominating committee will consider persons identified by its members, management, shareholders, investment bankers and others.

UIB does not have any restrictions on shareholder nominations under its Amended and Restated Memorandum and Articles of Association. The only restrictions are those applicable generally under Cayman Islands corporate law and the federal proxy rules. Prior to the consummation of the business combination, ChinaGrowth did not have a nominating committee or a formal means by which shareholders can nominate a director for election.

Compensation Committee

          In anticipation of being listed on the Nasdaq Stock Market, UIB has established a compensation committee. The purpose of the compensation committee will be to administer the company’s equity plans, including authority to make and modify awards under such plans. The Chairman of the Compensation Committee is Hualin Wei.

Director Compensation

          UIB intends to pay its non-employee directors a yearly retainer of RMB180,000 as well as reimburse their expenses incurred in attending meetings.

          UIB’s directors do not currently receive any cash compensation for their service as members of the board of directors.

Conflicts of Interest

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A.      Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of June 26, 2009 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our officers and directors.

      Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(8)	Approximate Percentage of Outstanding Common Stock
Xiaoping Chen(2)	1,022,568	17.57%
Bowen Chen(3)	409,933	7.04%
Hongyan Feng(4)	2,526,268	43.41%
Zhiming Fan(5)	318,520	5.47%
Fang Fang(6)	309,339	5.32%
Xuesong Song(7)	241,667	4.15%
Weijian Huang	*	*
Yunxiang Tang	*	*
Lulun Cai	*	*
Zhaoyu Deng	*	*
Hualin Wei	*	*
Zhiquan Deng	*	*

* Less than 1%

(1)
The business address of Xiaoping Chen and Bowen Chen is Room 1906, 19 Floor, C Tower, No. 12 Yihe Sunshine Building, East Tucheng Road, Chaoyang District, Beijing PRC. The business address of Hongyan Feng and Fangfang is 10-101, No.266 Lane, Baihua Road, Pudong District, Shanghai PRC. The business address of Zhiming Fan is B1706, Focus Building No.19 Financial Street Beijing, PRC. The business address of Xuesong Song is Room 1602, NCI Tower, A12 Jianguomenwai Avenue, Chaoyang District, Beijing, PRC.

(2)	Includes 1,022,568 common shares owned by Sound Winner Investments Limited, a British Virgin Islands company. Mr. Chen is the sole director and sole owner of Sound Winner Investments Limited.
(3)
Includes 331,100 and 78,833 common shares owned by Newest Sino Holdings Limited and Jolly Win Holdings Limited, respectively, two British Virgin Islands companies. Bowen Chen is the daughter of Xiaoping Chen, and is the sole director and sole owner of Newest Sino Holdings Limited and Jolly Win Holdings Limited.

(4)
Includes 2,135,298 and 390,970 common shares owned by Ocean Times Investments Limited and Energetic Holdings Limited, respectively, two British Virgin Islands companies. Mrs. Feng is the sole director and sole owner of Ocean Times Investments Limited and Energetic Holdings Limited.

(5)	Includes 318,250 common shares owned by Joy King Holdings Limited, a British Virgin Islands company. Mr. Fan is the sole director and sole owner of Joy King Holdings Limited.
(6)	Includes 309,339 common shares owned by Wealth Creation Investments Limited, a British Virgin Islands company. Mrs. Fang is the sole director and sole owner of Wealth Creation Investments Limited.
(7)
Mr. Song was the Chairman of the Board of our Company before its business combination with UIB. Legal title to the 241,667 shares is held by Chum Capital Group Limited. Mr. song is the sole beneficial owners of Chum Capital Group Limited

(8)
The numbers exclude ordinary shares held in escrow account, and only if we can meet the after-tax profits thresholds of US$16 million for the fiscal years ending December 31, 2009, the 1,250,000 shares held in the escrow account will be released to Sound Winner Investments Limited.

     B.      Related Party Transactions

ChinaGrowth related matters

          ChinaGrowth’s officers and directors, or their designees, have collectively purchased a combined total of 900,000 of our warrants from us at a price of US$1.20 per warrant. These warrants, which we collectively refer to as the founding director warrants, will not be sold or transferred by the purchasers who initially purchase these warrants from us until the completion of our initial business combination. The US$1,080,000 purchase price of the founding director warrants were added to the proceeds of our initial public offering which are held in the trust account pending our completion of one or more business combinations.

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

          Because the founding director warrants sold in the Regulation S private placement were originally issued pursuant to an exemption from registration requirements under the federal securities laws, founding director warrants will be exercisable even if, at the time of exercise, a prospectus relating to the ordinary shares issuable upon exercise of such warrants is not current.

          Commencing on the effective date of our initial public offering through January 27, 2009, the date of the acquisition of UIB Group, we have agreed to pay Global Vestor Capital Partners LLC, an affiliate of Jin Shi, our chief executive officer and director, and Michael Zhang, our chief financial officer, secretary and director, up to US$7,500 per month for use of office space, utilities, administrative, technology and secretarial services. This arrangement was agreed to by Global Vestor Capital Partners LLC for our benefit and is not intended to provide Mr. Shi or Mr. Zhang compensation in lieu of salary. We believe, based on rents and fees for similar services in Shanghai, the PRC, that such fees are at least as favorable as we could have obtained from an unaffiliated person. This arrangement will terminate upon completion of a business combination or the distribution of the trust account to our public shareholders.

                    We reimbursed our officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on our behalf such as identifying and investigating possible target businesses and business combinations (including possible payments to unaffiliated third parties for their performance of due diligence). There was no limit on the amount of accountable out-of-pocket expenses reimbursable by us, which was reviewed only by our board or a court of competent jurisdiction if such reimbursement is challenged. Accountable out-of-pocket expenses incurred by our officers and directors will not be repaid out of proceeds held in trust until these proceeds are released to us upon the completion of a business combination, provided there are sufficient funds available for reimbursement after such consummation. From May 3, 2006 through January 27, 2009, the total amount of business expenses incurred by ChinaGrowth’s officers and directors and reimbursed by ChinaGrowth was approximately US$404,429. During 2008, a Director advanced an aggregate of $132,000 to the Company for working capital purposes. The advances are non-interest bearing and are expected to be repaid during 2009.

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

Shares Purchase Agreement among ChinaGrowth, UIB and Xiaoping Chen

On May 24, 2008, ChinaGrowth entered into a share purchase agreement with UIB and Xiaoping Chen, our director and Chief Executive Officer, who was one of the shareholders and the representative of other shareholders of all of the issued and outstanding ordinary shares of UIB. The share purchase agreement was amended on October 30, 2008 and January 12, 2009.  Pursuant to terms of the share purchase agreement, as amended, ChinaGrowth acquired all of the issued and outstanding ordinary shares of UIB. For information regarding the consideration paid and payable to UIB’s shareholders pursuant to this share purchase agreement, see Item 4.A, “Information on the Company - History and Development of the Company - The Acquisition and the Share Purchase Agreement,” of this annual report.

UIB Loan from shareholders and officers

The total outstanding amounts due to Shanghai Tianshi Investment Company Limited as of December 31, 2008 was US$1,180,404. Shanghai Tianshi Investment Company Limited held 20% shares of UIB Beijing.

     C.      Interest of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

     A.      Consolidated Statements and Other Financial Information

     Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this annual report.

Legal Proceedings

We are not currently a party to any pending legal proceedings which are expected to have a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position and results of operations or liquidity. However, from time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

Dividend Policy

We have never declared or paid any cash dividends on our common stock, nor do we have any present plan to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain most of our available funds and any future earnings to develop and expand our business. Any payment of dividends in the future will be at the discretion of our board of directors.

B. Significant Changes

See Item 4.A “Information on the Company - History and Development of the Company - The Business Combination”

Unaudited Pro Forma Consolidated Financial Statements

The following unaudited pro forma consolidated financial statements give effect to the transactions contemplated by the Stock Purchase Agreement, dated as of May 24, 2008 and amended on October 30, 2008 and January 12, 2009 (the “Transaction”), among ChinaGrowth and UIB, based on the assumptions and adjustments set forth in the accompanying notes, which management believes are reasonable.

The following unaudited pro forma consolidated financial statements and accompanying notes should be read in conjunction with the audited historical financial statements and related notes of UIB Group Limited and UIB at December 31, 2008, all of which are included in this annual report.

The Transaction was completed on January 27, 2009 and resulted in the shareholders of UIB obtaining a majority of the voting interest in the combined business. Under generally accepted accounting principles, the company whose shareholders retain the majority voting interest in a combined business is generally treated as the acquirer for accounting purposes. Because ChinaGrowth did not have any assets with operating substance except cash, the Transaction has been accounted for as a reorganization and recapitalization of UIB.

In connection with the Transaction, certain UIB Group Limited shareholders had conversion rights to receive a pro rata share of the assets of the trust fund established by UIB Group Limited following its initial public offering in exchange for their common stock. The following unaudited pro forma financial statements present share and per share information for the year ended and at December 31, 2008 on the basis that no UIB Group Limited stockholders exercised their conversion rights.

We are providing this information to aid you in your analysis of the financial aspects of the Transaction. The unaudited pro forma consolidated financial statements described above should be read in conjunction with the historical financial statements of UIB and ChinaGrowth and the related notes thereto contained elsewhere in this annual report. The unaudited pro forma information is not necessarily indicative of the financial position or results of operations that may have actually occurred had the Transaction taken place on the dates noted, or the future financial position or operating results of the combined company.

The unaudited pro forma consolidated financial information is not necessarily indicative of the operating results that would have actually been achieved if the Transaction had been consummated as of the beginning of the period indicated, nor is it necessarily indicative of the future operating results of the combined business.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
PRO FORMA ADJUSTMENTS

(a) to record release of funds held in trust by CGNAC and to repurchase common shares of CGNAC, most of which has been used to redeem the shares owned by the public shareholders;

(b)to record the issuance of 6,865,001 common shares of ChinaGrowth to UIB shareholders with a par value of US$.001 per share for all of the equity interests of UIB at closing and to reflect the change in par value of UIB stock upon its merger into ChinaGrowth;  2,250,000 of the 6,865,001 common shares of ChinaGrowth will be held in escrow at closing, and subject to the surviving company meeting its after-tax profit targets of US$10.5 million and US$16 million for the fiscal years ending December 31, 2008 and 2009, respectively, 1,000,000 ordinary shares and 1,250,000 ordinary shares of CGNAC held in the escrow account will be released to the UIB shareholders, respectively;
(c) to reclassify ordinary shares held in trust to permanent equity;
(d) to eliminate retained earnings of CGNAC as UIB will be the continuing entity for accounting purposes;
(e) to record the payment of deferred underwriter compensation, a portion of which was forfeited due to shareholders exercising their redemption rights;
(f) to record the 400,000founder shares, owned by CGNAC’s pre-IPO initial shareholders, cancelled at closing;
(g) to record the issuance of common shares of CGNAC with a par value of US$0.001 per share and payment of expenses to the various parties due to the business combination and the listing on the OTC-BB;
(h) to record the 4,865,193 IPO shares previously issued to public shareholders which are now as treasury shares;
(i) to record the forfeit of shares issued to UIB's shareholders since UIB missed the profit target for fiscal year 2008;
(j) pro forma net income per share was calculated by dividing pro forma net income by the weighted average number of shares outstanding as follows:

Shares issued in the Transaction	6,219,511
CGNAC weighted average shares	849,807
Basic shares	7,069,318

CGNAC incremental shares relating to warrants	1,221,171
CGNAC incremental shares relating to underwriters purchase option	-
Diluted Shares	8,290,489

UIB Group Limited
Pro Forma Consolidated Balance Sheet
December 31, 2008

(unaudited)

	UIB	CG North	Pro Forma Adjustment		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$14,147,802	$9,880	$917,687	(a)	$13,485,728
			(1,589,641	)(g)
Investment held in trust	-	39,385,057	(39,385,057	)(a)	-
Investment held in trust for Underwriters	-	798,400	(798,400	)(e)	-
Commissions receivable	6,553,764	-			6,553,764
Prepayments and other receivables	382,076	-			382,076
Total current assets	21,083,642	40,193,337	(40,855,411)		20,421,568

Non-current assets
Furniture, fixtures and equipment, motor vehicles, at cost	3,064,109	-			3,064,109
Deferred offering costs
Total assets	$24,147,751	$40,193,337	$(40,855,411)		$23,485,677

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,860,548	-			$1,860,548
Receipts in advance	423,141	-			423,141
Tax payable	2,016,668	-			2,016,668
Accrued liabilities and other payables	1,528,138	88,901			1,617,039
Amount due to a related party	1,180,404	132,000			1,312,404
Due to Underwriters	-	798,400	(798,400	)(e)	-
Total current liabilities	7,008,899	1,019,301	(798,400)		7,229,800

Common Stock subject to possible conversion to cash (997,501 shares at conversion value)	-	8,032,673	(8,032,673	)(c)	-

COMMITMENTS
Shareholders’ equity:
Preferred shares—$.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	-	-			-

Common Stocks	-	6,115	6,865	(b)	7,070
			(4,865	)(h)
			(400	)(f)
			355	(g)
			(1,000	)(i)
Treasury Stocks			4,865	(h)	4,865
Capital	50,000	-	(50,000	)(b)	-
Capital contribution receivable	(50,000)		50,000	(b)	-
Additional paid-in capital	6,709,013	29,765,484	(38,467,370	)(a)	5,814,103
			400	(f)
			(6,865	)(b)
			(355	)(g)
			1,000	(i)
			8,032,673	(c)
			1,369,764	(d)
			(1,589,641	)(g)
Retained earnings/(deficit) accumulated during the development stage	9,286,484	1,369,764	(1,369,764	)(d)	9,286,484
Accumulated other comprehensive income
Foreign currency translation adjustment	1,143,355	-			1,143,355
Total shareholders’ equity	17,138,852	31,141,363	(32,024,337)		16,255,877
Total liabilities and shareholders’ equity	$24,147,751	$40,193,337	$(40,855,411)		$23,485,677

UIB Group Limited
Pro Forma Consolidated Statement of Income
December 31, 2008
(unaudited)

	UIB	ChinaGrowth North Acquisition Corporation	Pro Forma Adjustments	Pro forma Combined
Commission and fee income	$25,519,405	-		$25,519,405
Less: Business tax	1,404,608			1,404,608
Commission and fee income, net	24,114,797			24,114,797

Sales and marketing expenses	9,796,414	-		9,796,414
General and administrative expenses	6,979,444	513,036		7,492,480
Total operating expenses	16,775,858	513,036		17,288,894

Income from operations	7,338,939	(513,036)		6,825,903

Financial income	47,715	587,967		635,682
Other income - net	22,909	-		22,909
Income before income taxes and minority interest	7,409,563	74,931		7,484,494

Income tax expenses	1,983,924	-		1,983,924
Income before minority interest	5,425,639	74,931		5,500,570

Minority interest
Net income	$5,425,639	$74,931		$5,500,570

Net income per share - basic				$0.78
Net income per share - diluted				$0.66

ITEM 9. THE OFFER AND LISTING

     A.      Offer and Listing Details

     The following table sets forth the high and low closing prices of the our units, ordinary shares and warrants on the over-the-counter bulletin board for the periods indicated since such securities commenced public trading.  The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions:

	Common Stock		Warrants		Units
	Low	High	Low	High	Low	High

Most Recent Six Months

October 2008	7.20	7.60	0.02	0.15	7.50	7.55

November 2008	7.46	7.65	0.05	0.15	7.50	7.55

December 2008	7.50	7.90	0.01	0.05	7.30	7.55

January 2009	7.05	7.98	0.03	0.51	7.00	7.30

February 2009	6.00	7.05	0.21	0.26	5.00	7.10

March 2009	3.00	6.05	0.15	0.23	6.00	6.00

Most Recent Quarters

First Quarter 2007	7.10	7.20	1.00	1.05	7.95	8.25

Second Quarter 2007	7.10	7.35	1.07	1.20	7.75	8.45

Third Quarter 2007	7.25	7.41	0.81	1.18	8.00	8.50

Fourth Quarter 2007	7.32	7.60	0.86	1.40	8.16	8.95

First Quarter 2008	7.35	7.47	0.64	0.93	7.95	8.20

Second Quarter 2008	7.47	7.85	0.67	1.55	8.15	9.79

Third Quarter 2008	7.52	7.73	0.15	0.90	7.55	8.50

Fourth Quarter 2008	7.20	7.90	0.01	0.15	7.30	7.55

First Quarter 2009	3.00	7.98	0.03	0.51	5.00	7.30

Most Recent Fiscal Years

Fiscal 2007	7.10	7.60	0.81	1.40	7.75	8.95

Fiscal 2008	7.20	7.90	0.01	1.55	7.30	9.79

B. Plan of Distribution

     Not applicable.

C. Markets

     Our ordinary shares, warrants and units have traded under the symbol “CGNXF.OB”, “CGNQF.OB” and “CGNUF.OB” respectively on the over-the-counter bulletin board since January 29, 2007.

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

Register

We are a company incorporated in the Cayman Islands on May 3, 2006 under the Companies Law (2004 Revision) of the Cayman Islands (the “Companies Law”) with company registration number 166877. We are authorized to issue up to 63,000,000 ordinary shares, par value $.001 per share, and 3,000,000 shares of preferred shares, par value $.001 per share.

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

Directors

Our board of directors is divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Directors may engage in transactions with the Company and vote on such transactions, provided the nature of the interest is disclosed. Directors also may exercise their powers to borrow money, issue debt securities and to mortgage or charge any of the undertaking or property of our company.

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

Changes in Capital

We may increase our share capital by ordinary resolution. The new shares will be subject to all of the provisions to which the original shares are subject. We may also by ordinary resolution:

•	consolidate and divide all or any of our share capital into shares of a larger amount;
•	sub-divide existing shares into shares of a smaller amount; and
•	cancel any shares which, at the date of the resolution, are not held or agreed to be held by any person.

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

Certain Requirements and Restrictions

     C.      Material Contracts

We have not entered into any material contracts other than in the ordinary course of business for the two years immediately preceding the date of this annual report and other than those described in Item 4, “Information on the Company,” Item 7.B., “Major Shareholders and Related Party Transactions - Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

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

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

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

•
any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ordinary shares during the three preceding taxable years or, if shorter, your holding period for theordinary shares or ordinary shares).Under these rules:

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

We will also provide without charge to each person, including any beneficial owner, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this annual report. Please direct such requests to Xiaoping Chen, Chief Executive Officer, UIB Group Limited Inc., Room 1906, 19th Floor, Tower C, Yiheyangguang Building, No. 12 East Tu Cheng Road, Chaoyang District, Beijing, China 100013..

     I.      Subsidiary Information

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices. Most of our revenues and expenses are denominated in non-US currencies, primarily Renminbi, which subjects us to increased risks relating to foreign exchange rate fluctuations that could have a material adverse effect on our business, financial condition and operating results.

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

ITEM 15. CONTROLS AND PROCEDURES

     (a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), within the 90-day period preceding the filing date of this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2008 at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

     (b) Management’s Annual Report on Internal Control over Financial Reporting

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

The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2008. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management believes that, as of December 31, 2008, the company’s internal control over financial reporting is effective based on those criteria.

(c) Attestation Report of the Registered Public Accounting Firm

     This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

(d) Changes in Internal Control over Financial Reporting

      There have been no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

     See Item 6.C., “Directors, Senior Management and Employees – Board Practices – Autid Committee Financial Expert”

ITEM 16B. CODE OF ETHICS

     Our board of directors has adopted a code of ethics.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     From May 3, 2006 to December 31, 2006 and for the year ended December 31, 2007, ChinaGrowth’s independent accountant was J.H. Cohn LLP (“JHC”) and for the year ended December 31, 2008, 2007, and 2006 UIB’s independent accountant was UHY VOCATION HK CPA LIMITED. On October 20, 2008, we engaged UHY LLP as ChinaGrowth’s principal accountant and dismissed JHC from that role after the business combination in January 2009. During such period, there were no disagreements with JHC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. The auditors’ report of ChinaGrowth on the balance sheet as of December 31, 2007, and the related statements of operations, changes in stockholders equity and cash flows for year ended December 31, 2007 and for the period from May 3, 2006 (inception) to December 31, 2007 did not contain any adverse opinion or disclaimer of opinion, nor were any qualified or modified as to uncertainty, audit scope, or accounting principles

The aggregate fees billed for the last two fiscal years for professional services rendered by auditors are as follows:

	For the Year Ended December 31,
	2008	2007	2006
Audit Fees - JHC	-	$60,000	$35,000
Audit Fees - UHY	$135,000	$60,000	$60,000

     Audit fees represent fees for professional services related to the audit of our financial statements for the year ended December 31, 2007 and 2008 including the review of certain reports on Form 6-K.

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

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

PROPOSED PRIVATE PURCHASE OF STOCK

         The Company purchased (the “Private Purchases”) ordinary shares, par value $.001 per share, directly from a limited number of institutional stockholders of the Company in separate and privately negotiated transactions during January 2009. These were institutional stockholders who intended to exercise their conversion rights but agreed to private purchases with the Company.  The Private Purchases were contingent upon: (a) approval of the proposals submitted to shareholders for consideration and voting at the Extraordinary General Meeting (the “Proposals”) and (b) the consummation of the Acquisition. The terms of each such Private Purchases were negotiated on a case by case basis.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

     The following financial statements for ChinaGrowth are filed as part of this annual report.

Page
Number
Reports of Independent Registered Public Accounting Firms	F-2-F-3
Balance Sheets	F-4
Statements of Operations	F-5
Statement of Shareholders’ Equity	F-6
Statements of Cash Flows	F-7
Notes to Financial Statements	F-8-F-17

  The following financial statements for UIB are filed as part of this annual report.

Page
Number
Report of Independent Registered Public Accounting Firm	F-19
Balance Sheets	F-20
Statements of Operations	F-21
Statement of Shareholders’ Equity	F-22
Statements of Cash Flows	F-23
Notes to Financial Statements	F-24-F-33

ITEM 19. EXHIBITS

                                                                                                                                           ;
Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association. ***
4.1	Underwriting Agreement. *
4.2	Unit Purchase Agreement to be granted to Morgan Joseph & Co., Inc. *
4.3	Warrant Agreement between American Stock Transfer & Trust Company and the Registrant. *
4.4	Investment Management Trust Agreement between American Stock Transfer & Trust Company and the Registrant. *
4.5	Securities Escrow Agreement among the Registrant, American Stock Transfer & Trust Company and the Initial Shareholders.*
4.6	Registration Rights Agreement among the Registrant and the Initial Shareholders. *
4.7	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Michael W. Zhang. *
4.8	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Jin Shi.*
4.9	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Xuechu He.*
4.10	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Teng Zhou.*
4.11	Letter Agreement among the Registrant, Morgan Joseph & Co., Inc. and Xuesong Song.*
4.12	Office Services Agreement between the Registrant and Global Vestor Capital Partners LLC.*
4.13	Warrant Purchase Agreement between the Company and the Initial Shareholders.*
4.14	Promissory Note, dated May 18, 2006, issued to Global Vestor Capital Partners, LLC in the amount of $63,000.*
4.15	Promissory Note, dated May 18, 2006, issued to Venture Link Assets Limited in the amount of $33,600.*
4.16	Promissory Note, dated May 18, 2006, issued to Chum Capital Group Limited in the amount of $63,000.*
4.17	Promissory Note, dated May 18, 2006, issued to Guorun Group Limited in the amount of $50,400.*
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*	Incorporated by reference to the Registrant's Form F-1/A (Commission File No. 333-134458) filed on January 19, 2007
**	Incorporated by reference to the Registrant's Form F-1/A (Commission File No. 333-134458) filed on December 8, 2006
***	Incorporated by reference to the Registrant’s Form 6-K/A (Commission File No. 000-52414)

SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

UIB GROUP LIMITED INC.

By:	/s/ Xiaoping Chen
Name: Xiaoping Chen
Title: Chief Executive Officer

Dated: June 29, 2009

CHINAGROWTH NORTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)
INDEX TO FINANCIAL STATEMENTS

Page

Reports of Independent Registered Public Accounting Firms	F-2-F-3

Financial Statements

Balance Sheets as of December 31, 2008 and 2007	F-4

Statements of Operations for the period from May 3, 2006 (date of inception) through
December 31, 2008 and for the years ended December 31, 2008 and 2007	F-5

Statements of Shareholders’ Equity for the period from May 3, 2006 (date of inception) through
December 31, 2008 and for the years ended December 31, 2008 and 2007	F-6

Statements of Cash Flows for the period from May 3, 2006 (date of inception) through
December 31, 2008 and for the years ended December 31, 2008 and 2007	F-7

Notes to Financial Statements	F-8– F-17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
ChinaGrowth North Acquisition Corporation

We have audited the accompanying balance sheet of ChinaGrowth North Acquisition Corporation (a development stage company) as of December 31, 2008, and the related statements of operations, shareholders’ equity and cash flows for the year then ended and for the period from May 3, 2006 (inception) through December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the period from May 3, 2006 (inception) through December 31, 2007 were audited by other auditors and our opinion, insofar as it relates to cumulative amounts included for such period is based solely on the report of such auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of ChinaGrowth North Acquisition Corporation as of December 31, 2008, and the results of its operations and cash flows for the year then ended and for the period from May 3, 2006 (inception) through December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY llp

Albany, New York
June 29, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
ChinaGrowth North Acquisition Corporation
(A Development Stage Company)

We have audited the accompanying balance sheet of ChinaGrowth North Acquisition Corporation (a development stage company) as of December 31, 2007, and the related statements of operations, shareholders' equity and cash flows for the year then ended and for the period from May 3, 2006 (date of inception) through December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ChinaGrowth North Acquisition Corporation as of December 31, 2007, and the results of its operations and cash flows for the year then ended and for the period from May 3, 2006 (date of inception) through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ J.H. COHN LLP

New York, New York
May 7, 2008

CHINAGROWTH NORTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS

	December 31,	December 31,
	2008	2007
ASSETS

Current assets:
Cash and cash equivalents	$9,880	$320,703
Prepaid expenses	-	18,965
Investment held in trust	39,385,057	38,796,441
Investment held in trust for Underwriters	798,400	798,400

Total assets	$40,193,337	$39,934,509

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accrued expenses	$88,901	$37,004
Due to Underwriters	798,400	798,400
Director advances	132,000	-

Total current liabilities	1,019,301	835,404

Common Stock subject to possible conversion to cash
(997,501 shares at conversion value)	8,032,673	7,915,009

COMMITMENTS

Shareholders’ equity:
Preferred shares—$.001 par value; 1,000,000 shares authorized;
no shares issued and outstanding	-	-
Ordinary shares—$.001 par value,
20,000,000 shares authorized;
6,115,000 issued and outstanding	6,115	6,115
Additional paid-in capital	29,765,484	29,883,148
Earnings accumulated during the development stage	1,369,764	1,294,833

Total shareholders’ equity	31,141,363	31,184,096

Total liabilities and shareholders’ equity	$40,193,337	$39,934,509

See Accompanying Notes to Financial Statements.

CHINAGROWTH NORTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF OPERATIONS

			For the period from
			May 3, 2006
			(Date of Inception)
	For the year ended	For the year ended	through
	December 31, 2008	December 31, 2007	December 31, 2008

Operating expenses	$513,036	$369,921	$899,679

Loss from operations	(513,036)	(369,921)	(899,679)

Interest income	587,967	1,679,687	2,269,443

Net income	$74,931	$1,309,766	$1,369,764

Net income per share—
basic and diluted	$0.01	$0.23	$0.29

Weighted average number of
shares outstanding—
basic and diluted	6,115,000	5,703,767	4,719,645

See Accompanying Notes to Financial Statements.

CHINAGROWTH NORTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF SHAREHOLDERS’ EQUITY

				Earnings
			Additional	Accumulated
	Ordinary Shares		Paid-In	During the
	Shares	Amount	Capital	Development Stage	Total

Common shares issued May 3, 2006 at	1,125,000	$1,125	$23,875	$-	$25,000
$0.001 per share

Net loss for the period from May 3, 2006
(date of inception) to December 31, 2006	-	-	-	(14,933)	(14,933)

Balance at December 31, 2006	1,125,000	1,125	23,875	(14,933)	10,067

Sale of 4,990,000 units, net of underwriters’
discount and offering expenses (includes
997,501 shares subject to possible
conversion)	4,990,000	4,990	36,694,182	-	36,699,172

Proceeds from issuance of founding director
warrants	-	-	1,080,000	-	1,080,000

Proceeds subject to possible conversion of
997,501 shares	-	-	(7,915,009)	-	(7,915,009)

Proceeds from issuance of underwriting option	-	-	100	-	100

Net income for the year ended
December 31, 2007	-	-	-	1,309,766	1,309,766

Balance at December 31, 2007	6,115,000	6,115	29,883,148	1,294,833	31,184,096

Net income for the year ended
December 31, 2008	-	-	-	74,931	74,931

Interest income subject to possible
conversion of 997,501 shares	-	-	(117,664)	-	(117,664)

Balance at December 31, 2008	6,115,000	$6,115	$29,765,484	$1,369,764	$31,141,363

 See Accompanying Notes to Financial Statements.

CHINAGROWTH NORTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS

			For the period from
			May 3, 2006
			(Date of Inception)
	For the year ended	For the year ended	through
	December 31, 2008	December 31, 2007	December 31, 2008

Cash flows from operating activities:
Net income	$74,931	$1,309,766	$1,369,764
Adjustments to reconcile net income to net cash provided by operating activities:
Increase in accrued expenses	51,897	37,004	88,901
(Increase)/decrease in prepaid expenses	18,965	(18,965)	-

Net cash provided by operating activities	145,793	1,327,805	1,458,665

Cash flows from investing activities:
Cash held in trust account	(588,616)	(39,594,841)	(40,183,457)

Net cash used by investing activities	(588,616)	(39,594,841)	(40,183,457)

Cash flows from financing activities:
Proceeds from public offering	-	39,920,000	39,920,000
Proceeds from founding director warrant purchase	-	1,080,000	1,080,000
Proceeds from issuance of underwriter option	-	100	100
Proceeds from sale of ordinary shares	-	-	25,000
Issuance of unsecured promissory notes	-	-	210,000
Repayment of unsecured promissory notes	-	(210,000)	(210,000)
Payments of offering costs	-	(2,358,863)	(2,422,428)
Proceeds from director advances	132,000	-	132,000

Net cash provided by financing activities	132,000	38,431,237	38,734,672

Net (decrease) /
increase in cash and cash equivalents	(310,823)	164,201	9,880

Cash and cash equivalents - beginning of period	320,703	156,502	-

Cash and cash equivalents - end of period	$9,880	$320,703	$9,880

Supplemental disclosure of cash flow information:
Accrual of deferred underwriting fees	$-	$798,400	$798,400

See Accompanying Notes to Financial Statements.

CHINAGROWTH NORTH ACQUISITION CORPORATION
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION

Organization and Business Operations

ChinaGrowth North Acquisition Corporation (“CGNAC” or the “Company”) was incorporated in the Cayman Islands on May 3, 2006 as a blank check company recently formed for the purpose of affecting a share capital exchange, asset acquisition or other similar business combination with an operating business in a specified industry. Our objective is to acquire an operating business that has its primary operating facilities located in the People’s Republic of China (“PRC”) in any city or province north of the Yangtze River. However, in the event ChinaGrowth South Acquisition Corporation executes a definitive acquisition agreement, then the Company will have no geographic restrictions in identifying and selecting a prospective target business or industry in the PRC, and it may therefore also pursue acquisition opportunities south of the Yangtze River. The Company’s efforts in identifying a prospective target business will not be limited to a particular industry.

The registration statement for the Company’s initial public offering (as discussed in Note 3 below) (the “Offering”) was declared effective on January 25, 2007. The Company completed the Public Offering of 4,990,000 units on January 29, 2007 (including 490,000 units subject to the underwriters’ over-allotment option which were exercised on February 9, 2007). Prior to our Public Offering, the Company sold an aggregate of 900,000 warrants to its officers and directors in a private placement for a purchase price of $1,080,000. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to the Company from the Public Offering and private placement were approximately $38,624,000, including an additional $798,400 to be paid to the underwriters, of which $37,924,000 was deposited into a trust account (“Trust Account”) and the remaining proceeds are available to be used to provide for business, legal and accounting due diligence and advisory fees in connection with prospective business combinations, compliance with securities laws and regulations, and continuing general and administrative expenses.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering as discussed in Note 3, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination with an operating business in the PRC (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully affect a Business Combination.

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

NOTE 1 — ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION (Continued)

Organization and Business Operations (Continued)

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

As of December 31, 2008, an amount of $40,183,457 (including interest and deferred underwriter fees) of the net proceeds was held in a trust account (“Trust Account”) and invested in short-term United States government securities. Under the agreement governing the Trust Account, the funds in the Trust Account may only be invested in United States government securities having a maturity of one hundred and eighty days or less or in money market funds. The funds will continue to be kept in the Trust Account until the earlier of (i) the consummation of the Business Combination or (ii) distribution of the Trust Account as described below.

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

On May 24, 2008, the Company entered into a Share Purchase Agreement (the “SPA”) to acquire UIB Group Limited, a British Virgin Islands company (“UIB”), a leading insurance brokerage service provider in China. Following completion of the transaction, UIB will become a wholly owned subsidiary of CGNAC. Upon consummation of the business combination between CGNAC and UIB, the surviving company will issue 50,000 ordinary shares as a finder’s fee and 120,000 ordinary shares for due diligence work to third parties.

NOTE 1 — ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION (Continued)

Basis of Presentation (Continued)

CGNAC will survive the business combination contemplated by the SPA (the “Business Combination”)(the “Surviving Company”). After the consummation of the Business Combination, the Board of Directors of the Surviving Company will initially consist of seven members, with five members designated by UIB and two designated by CGNAC.

On October 30, 2008, the parties amended the share purchase agreement dated as of May 24, 2008 to revise certain purchase price provisions. On January 12, 2009, the parties further amended the share purchase agreement to revise certain purchase price provisions.

On January 27, 2009, pursuant to the terms of the Share Purchase Agreement as amended, CGNAC acquired all of the shares outstanding of UIB, for a consideration consisting of 6,865,001 ordinary shares of CGNAC, including 2,250,000 shares of CGNAC to be held in an escrow account, and subject to the company surviving the Acquisition meeting its after-tax profits US$10.5 million and US$16 million for the fiscal years ending December 31, 2008 and 2009, respectively. Should the financial targets be met, 1,000,000 shares and 1,250,000 shares of CGNAC held in the escrow account will be released to the current UIB shareholders, respectively.

Furthermore, on an all or none basis, if, on a consolidated basis, the company surviving the Acquisition achieves or exceeds after-tax profits for the fiscal years ending December 31, 2009, 2010, 2011, 2012 and 2013, additional ordinary shares of CGNAC will be issued to the current UIB shareholders, as detailed below:

Year Ending December 31,	Achieved After-Tax Profits	Additional Ordinary Shares Issuable (amounts do not accumulate)
2009	US$24.0 million	4,000,000
2010	US$37.5 million	3,000,000
2011	US$64.5 million	3,000,000
2012	US$100.0 million	3,000,000
2013	US$155.0 million	4,000,000

 In addition, our current directors and executive officers have agreed that 400,000 ordinary shares of CGNAC held by them will be repurchased by the Company at par upon the consummation of the Acquisition.

NOTE 1 — ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION (Continued)

Basis of Presentation (Continued)

The Business Combination resulted in the shareholders of UIB obtaining a majority interest of the voting interest of the Company. In accordance with generally accepted accounting principles, UIB will be treated as the accounting acquirer and the transaction will be accounted for as a reorganization and recapitalization of UIB. The Business Combination will utilize the capital structure of the Company, with the assets and liabilities of UIB being recorded at historical cost. Although UIB will be deemed the acquiring company for accounting purposes, the legal status of the Company as the surviving corporation will not change.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Cash and cash equivalents:

Cash and cash equivalents comprise cash at bank and on hand and demand deposits with banks and other financial institutions.

2.2 Investment held in Trust Account:

The investment held in the Trust Account as at December 31, 2008 and 2007 consist of U.S. government treasury bills purchased with an original maturity of less than three months at date of acquisition. Interest income, including amortization of the premium and discount arising at acquisition is recorded on an accrual basis.

2.3 Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.4 Income taxes:

Under current Cayman Islands laws, the Company is not subject to income tax, and accordingly, no income tax expense/benefit has been recognized in respect of the net income/losses incurred.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.5 Basis and diluted net income/loss per share:

For the periods concerned, the number of shares used in the calculation of diluted net income/loss per share is equal to the number of shares used to calculate the basic net income per share because the effect of the warrants and the underwriters’ option were not utilized since they are considered contingent shares.

2.6 Deferred offering costs:

Deferred offering costs consisted principally of legal, professional and registration fees incurred that were related to the Public Offering. Such costs were ultimately charged against the gross proceeds received from the Public Offering.

2.7 Recent accounting pronouncements:

In September 2006, FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS No. 157 for the fiscal year beginning January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until our fiscal year beginning January 1, 2009. The adoption of the remaining provisions of SFAS No. 157 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2007, FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), ‘‘Business Combinations’’ (‘‘FAS 141R’’). FAS 141R replaces Statement of Financial Accounting Standards No. 141, ‘‘Business Combinations’’ (‘‘FAS 141’’), although it retains the fundamental requirement in FAS 141 that the acquisition method of accounting be used for all business combinations. FAS 141R establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures the assets acquired, liabilities assumed and any noncontrolling (‘‘minority’’) interest in the acquiree, (b) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase and (c) determines what information to disclose regarding the business combination. FAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the Company’s 2009 fiscal year. SFAS 141R is expected to significantly change how future business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.7 Recent accounting pronouncements (continued)

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, ‘‘Noncontrolling (‘‘minority’’) Interests in Consolidated Financial Statements’’ (‘‘FAS 160’’). FAS 160 establishes accounting and reporting standards for the noncontrolling (‘‘minority’’) interest in a subsidiary, commonly referred to as minority interest. Among other matters, FAS 160 requires (a) the noncontrolling (‘‘minority’’) interest be reported within equity in the balance sheet and (b) the amount of consolidated net income attributable to the parent and to the noncontrolling (‘‘minority’’) interest to be clearly presented in the statement of income. FAS 160 is effective for the Company’s 2009 fiscal year. FAS 160 is to be applied prospectively, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Company is currently assessing the potential effect of FAS 160 on its financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

NOTE 3 — INITIAL PUBLIC OFFERING

On January 29, 2007, the Company completed the sale of 4,990,000 units on January 29, 2007 (including 490,000 units subject to the underwriters’ over-allotment option which were exercised on February 9, 2007) at a price of $8.00 per unit. Each unit consists of one ordinary share of the Company, $0.001 par value, and one warrant. Each warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $6.00 commencing on the later of (a) the completion of a Business Combination with a target business, or (b) January 29, 2008. The warrants expire on January 29, 2011. The Company may redeem the warrants (including any warrants issued upon exercise of the unit purchase option described below) at a price of $0.01 per warrant at any time after the warrants become exercisable to the extent the last sales price of the Company’s ordinary shares equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period.

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

NOTE 3 — INITIAL PUBLIC OFFERING (Continued)

The Company will use its best efforts to cause a registration statement to become effective on or prior to the commencement of the warrant exercise period and to maintain the effectiveness of such registration statement until the expiration of the warrants. If the Company is unable to maintain the effectiveness of such registration statement until the expiration of the warrants, and therefore is unable to deliver registered shares, the warrants may become worthless. Because the Founding Director Warrants were sold in a Regulation S private placement and were issued pursuant to an exemption from registration requirements under federal securities laws, the Founding Director Warrants will be exercisable even if, at the time of exercise, a prospectus relating to the ordinary shares that may be issued upon exercise of the Founding Director Warrants is not current.

In addition, on January 29, 2007, the Company sold to the underwriters, for $100, an option to purchase up to a total of 315,000 units as compensation for their services (the “unit purchase option”). The units issuable upon exercise of the unit purchase option are identical to those offered in the Public Offering. In lieu of paying the exercise price of $10.00 per unit, the option may be converted into units (i.e., a cashless basis) to the extent that the market value of the units at the time of the conversion exceeds the exercise price of the option. The option may only be exercised or converted by the option holder. The unit purchase option expires on January 29, 2012 and is exercisable at $10.00 per Unit commencing on the later of (a) the completion of a Business Combination, or (b) January 29, 2008.

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

NOTE 4 — FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective January 1, 2008 the Company adopted Statement No. 157, Fair Value Measurements.  Statement No. 157 applies to all assets and liabilities that are being measured and reported on a fair value basis.  Statement No. 157 requires new disclosure that establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities;

Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3:	Unobservable inputs that are not corroborated by market data.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to Statement No. 157.  At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

The Company’s investments held in trust are considered to be highly liquid and easily tradable and accordingly fair value measure are based upon Level 1 inputs.

NOTE 5 — COMMITMENTS

The Company utilizes certain limited administrative, technology and secretarial services, as well as certain limited office space provided by an affiliate of one of the Initial Shareholders. Such affiliate has agreed that, until a Business Combination, it will make such services available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate up to $7,500 per month for such services commencing on the effective date of the Public Offering. The Company recognized $90,000 of expense under this arrangement during each of the years ending December 31, 2008 and 2007 and $180,000 for the period from May 3, 2006 (inception) to December 31, 2008.

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

NOTE 5 — COMMITMENTS (Continued)

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

NOTE 6 — RELATED PARTY TRANSACTIONS

During 2006, the Company had issued an aggregate of $210,000 of unsecured promissory notes to five Initial Shareholders. The notes were non-interest bearing and were paid on the consummation of the Public Offering.

During 2008, a Director advanced an aggregate of $132,000 to the Company for working capital purposes. The advances are non-interest bearing and are expected to be repaid during 2009.

NOTE 7 — PREFERRED SHARES

The Company is authorized to issue 1,000,000 shares of preferred shares with such designations and other voting rights and preferences as may be determined from time to time by the Board of Directors.

NOTE 8 — ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION

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

NOTE 8 — ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION (Continued)

Accordingly, under the provision of EITF D-98, Classification and Measurement of Redeemable Securities, the Company has classified 19.99% of the net proceeds from the Public Offering, or $8,032,673 and $7,915,009 as outside permanent equity for the fiscal years ending December 31, 2008 and 2007, respectively.

Upon consummation of the Business Combination, approximately $900,000 was paid from the Trust Account to shareholders who voted against the Business Combination and exercised their redemption rights.

NOTE 9 — SUBSEQUENT EVENTS

Subsequent to year end, In connection with the Business Combination, the Company changed its name to UIB Group Limited. Additionally, the Company increased its authorized preferred and ordinary shares to 3,000,000 and 60,000,000 shares, respectively.

UIB GROUP LIMITED

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
UIB GROUP LIMITED

We have audited the accompanying consolidated balance sheets of UIB Group Limited (the “Company”) as of December 31, 2008 and 2007, the related consolidated statements of income, owners’ equity, and cash flows for the year ended. UIB Group Limited’s management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor are we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UIB Group Limited as of December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for the years ended December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

UHY VOCATION HK CPA LIMITED
Certified Public Accountants
Hong Kong, the People’s Republic of China
June 29, 2009

UIB GROUP LIMITED
CONSOLIDATED BALANCE SHEETS

	For the years ended December 31,
	2008	2007
	USD	USD
Assets

Current assets
Cash	$14,147,802	$6,776,839
Commissions receivable	6,553,764	3,634,871
Prepayments and other receivables	382,076	251,947
Amount due from related parties	-	10,064

Total current assets	21,083,642	10,673,721

Non-current assets
Furniture, fixtures and equipment, motor vehicles	3,064,109	1,639,223

Total non-current assets	3,064,109	1,639,223

Total assets	$24,147,751	$12,312,944

Liabilities and stockholders' equity

Current liabilities
Accounts payable	$1,860,548	$843,978
Tax payable	2,016,668	1,631,679
Receipts in advance	423,141	296,662
Accrued liabilities and other payables	1,528,138	1,963,067
Amount due to related party	1,180,404	822,606

Total current liabilities	7,008,899	5,557,992

Owners' equity
Capital	50,000	-
Capital contribution receivable	(50,000)	-
Additional paid-in capital	6,709,013	2,429,107
Retained earnings	9,286,484	3,860,845
Accumulated other comprehensive income
Foreign currency translation adjustment	1,143,355	465,000

Total stockholders' equity	17,138,852	6,754,952

Total liabilities and stockholders' equity	$24,147,751	$12,312,944

See accompanying notes to the consolidated financial statements.

UIB GROUP LIMITED
CONSOLIDATED STATEMENTS OF INCOME

	For the years ended December 31,
	2008	2007
	USD	USD

Commission and fee income	$25,519,405	$17,072,993
Less: Business tax	(1,404,608)	(1,013,640)

Commission and fee income, net	24,114,797	16,059,353

Operating costs and expenses
General and administrative expenses	(6,979,444)	(3,790,225)
Sales and marketing expenses	(9,796,414)	(6,879,590)

Operating income	7,338,939	5,389,538

Financial income	47,715	20,648
Other income	22,909	18,389

Income before income taxes	7,409,563	5,428,575

Income tax expense	(1,983,924)	(1,501,172)

Net income	$5,425,639	$3,927,403

See accompanying notes to the consolidated financial statements.

UIB GROUP LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

				Retained	Accumulated
		Capital	Additional	Earnings/	Other	Total
		Contribution	Paid-in	(Accumulated	Comprehensive	Stockholders
	Capital	Receivable	Capital	deficits)	Income	Equity
	USD	USD	USD	USD	USD	USD

Balance, January 1, 2007	$-	$-	$2,429,107	$(66,558)	$128,066	$2,490,615

Comprehensive income:
Net income				3,927,403		3,927,403
Foreign currency translation adjustment					336,934	336,934

Total comprehensive income						4,264,337

Balance, December 31, 2007	-	-	2,429,107	3,860,845	465,000	6,754,952

Capital issued	50,000	(50,000)	4,279,906			4,279,906

Comprehensive income:
Net income				5,425,639		5,425,639
Foreign currency translation adjustment					678,355	678,355

Total comprehensive income						6,103,994

Balance, December 31, 2008	$50,000	$(50,000)	$6,709,013	$9,286,484	$1,143,355	$17,138,852

See accompanying notes to the consolidated financial statements.

UIB GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2008	2007
	USD	USD

Cash flows from operating activities:-

Net income	$5,425,639	$3,927,403

Adjustments to reconcile net income to net cash provided by operating activities:-
Depreciation	618,226	351,058
Loss on disposal of furniture, fixtures and equipment, motor vehicles	5,011	14,957

Changes in assets and liabilities:
Commissions receivable	(2,918,893)	(3,346,984)
Prepayments and other receivables	(130,129)	(80,071)
Amount due to related party	(146,574)	137,088
Accounts payable	1,016,570	503,326
Tax payable	384,989	1,548,555
Receipts in advance	126,479	256,588
Accrued liabilities and other payables	(434,929)	285,302

Net cash provided by operating activities	3,946,389	3,597,222

Cash flows from investing activities:-
Capital expenditures on addition of furniture, fixtures and equipment, motor vehicles	(1,944,979)	(802,137)
Sales proceeds of furniture, fixtures and equipment, motor vehicles	-	27,747

Net cash used in investing activities	(1,944,979)	(774,390)

Cash flows from financing activities:-
Contribution to capital	4,279,906	-
Fund advance to related parties	(16,491)	(54,915)
Repayment from related parties	27,166	54,835
Proceeds from related party loan	1,567,504	685,439
Repayment of related party loan	(1,119,969)	-

Net cash flow from financing activities	4,738,116	685,359

Net increase in cash	6,739,526	3,508,191

Effect change of exchange rate	631,437	271,352

Cash as of January 1	6,776,839	2,997,296

Cash as of December 31	$14,147,802	$6,776,839

Supplemental disclosures of cash flow information:-

Cash paid during the year:
Interest paid	$-	$-
Income tax paid	$1,716,262	$19,891

See accompanying notes to the consolidated financial statements.

UIB GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	DESCRIPTION OF BUSINESS AND ORGANISATION

The consolidated financial statements include the financial statements of UIB Group Limited (“the Company”), its subsidiary, and variable interest entities (“VIEs”) for which the Company is the primary beneficiary (“VIE subsidiary”). The Company and its consolidated subsidiaries and VIE subsidiary are collectively referred to as the “Group”.

The Company was established in British Virgin Island (“BVI”) as a holding company on January 8, 2008. On May 20, 2008, existing shareholders of Beijing Union Insurance Broker Company Limited ("UIB Beijing") received an equivalent number of share of the Company. Through contractual agreements between Beijing Xin Lian Hua You Consultancy Co., Ltd ("WFOE") and UIB Beijing described below, the Company is deemed the primary beneficiary of UIB Beijing resulting in UIB Beijing being deemed a subsidiary of the Company under the requirements of Financial Interpretation No. 46R (“FIN 46R”), “Consolidation of Variable Interest Entities.”

Regulations of the People’s Republic of China (the “PRC”) restrict direct foreign ownership of business entities providing insurance brokerage services in the PRC where certain licenses are required. To comply with PRC laws and regulations, the Company provides a significant portion of its services in China through its variable interest entity, UIB Beijing, for which the Company is the primary beneficiary. The Company, through its wholly owned subsidiary in China, has entered into exclusive technical and other services agreements with UIB Beijing, under which the Company provides technical and other services (“Service Agreements”) to UIB Beijing in exchange for significantly all of the net income of UIB Beijing. As a collateral security for the prompt and complete performance of the obligations of UIB Beijing under the above various contractual arrangements, the respective owners of UIB Beijing have entered into an equity pledge agreement (the “Equity Pledge Agreements”), pursuant to which they agreed to pledge all their rights and interests, including voting rights (the “Voting Rights Proxy Agreement”),   in UIB Beijing respectively in favor of the Company’s  wholly  owned  subsidiaries.

Finally, the shareholders of UIB Beijing through an exclusive option agreement are obligated to sell to the Company’s wholly owned subsidiaries and the Company has an exclusive, irrevocable and unconditional right to purchase, or cause the Company’s designated party to purchase, from such shareholders, at Company’s sole discretion part or all of these shareholders’ equity interests in UIB Beijing when and, to the extent that applicable PRC Law permits the Company to own part or all of such equity interests in UIB Beijing.

The Company holds all the variable interests of UIB Beijing and the Company has been determined to be the most closely associated with UIB Beijing. Therefore, the Company is the primary beneficiary of UIB Beijing. The contractual agreements described above provide for effective control of UIB Beijing to be transferred to the Group.

UIB Beijing was established on September 28, 2001. At December 31, 2008, the total share capital was Renminbi 50,000,000 and the shareholdings of UIB Beijing were as follows:-

Beijing Huatianlihe Investment Management Company Limited	75%
Shanghai Tianshi Investment Company Limited	20%
Beijing Dianwei Investment Company Limited	5%

Beijing Xin Lian Hua You Consultancy Co., Ltd is a wholly foreign owned enterprise ("WFOE") in the PRC which was incorporated on April 24, 2008. WFOE has entered into a service agreement with the UIB Beijing, pursuant to which, WFOE exclusively provides consulting services to the UIB Beijing in exchange for service fees. This agreement enables the transfer of economic interests in the UIB Beijing to WFOE.

On January 27, 2009, ChinaGrowth North Acquisition Corporation ("ChinaGrowth"), a Cayman Islands company completed the acquisition of the Company.

UIB GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The Company's financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (the "U.S. GAAP").

As disclosed in Note 1 above, the Company was established on January 8, 2008. Existing shareholders of UIB Beijing received an equivalent number of shares of the Company on May 20, 2008. Through contractual arrangements between the Company’s WOFE and UIB Beijing, the economic interests in UIB Beijing were transferred to the WOFE.

As both the Company and UIB are under common control, the financial statements of the Company have been presented as if the receipt of shares and contractual arrangements been entered into as of January 1, 2007. Accordingly, financial information related to periods prior to the receipt of shares and the contractual arrangements is that of UIB Beijing.

(b)	Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables. Actual results could differ from those estimates.

(c)	Foreign currency translation

Assets and liabilities of foreign operation are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the year. For 2008 and 2007, the year end rates of Renminbi to one US dollar are 6.8225 and 7.946 respectively, average rates are 6.9351 and 7.5973 respectively. The related translation adjustments are reflected in Accumulated other comprehensive income/(loss) in the stockholders' equity section of the balance sheet. As of December 31 2008 and 2007, the accumulated foreign currency translation gain was USD1,143,355 and USD465,000 respectively. Foreign currency gains and losses resulting from transactions are included in earnings.

(d)	Acquisition and merger cost

Costs attributable to the Company's proposed acquisition by and merger with ChinaGrowth have been expensed as incurred.  Such costs consisted principally of professional fees were charged to operations in 2008. Such costs approximated $423,000.

(e)	Cash

Cash represents cash in bank and cash on hand.

(f)	Commissions receivable

Commissions receivable are recorded at the invoiced amount which is the commission to be received from insurance companies and do not bear interest. The allowance for doubtful accounts is management's best estimate of the amount of probable credit losses in the existing accounts receivable. Management determines the allowance based on historical write-off experience, customer specific facts and economic condition. No allowance has been provided for doubtful accounts as of December 31, 2008 and 2007.

UIB GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(g)	Furniture, fixtures and equipment, motor vehicles

Furniture, fixtures and equipment, motor vehicles are carried at cost, less accumulated depreciation. Expenditures for improvements are capitalized, and expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred. Depreciation has been determined using the straight-line method to the asset's estimated residual value over the estimated useful lives of the related assets as follows:-

Upon sale or retirement of furniture, fixtures and equipment, motor vehicles, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operation.

Years

Furniture, fixtures and equipment	5
Motor vehicles	5

Expenditure for repair and maintenance, which do not extend the useful life of the assets, are expensed as incurred.

(h)	Impairment of long-lived assets

Long-lived assets, including furniture, fixtures and equipment, motor vehicles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale are presented separately in the appropriate asset and liability sections of the balance sheet.

No impairment was recognized in 2008 and 2007.

(i)	Fair value accounting

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, “Fair Value Measurement”. This Statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements.  This Statement does not require any new fair value measurement, rather, it applies under other accounting pronouncements that require or permit fair value measurements.  The provisions of this Statement are to be applied prospectively as of the begining of the fiscal year in which this Statement is initially applied, with any transition adjustment to the opening balance of retained earnings.  The provisions of SFAS 157, as issued, are effective for fiscal years beginning after November 15, 2007.  The Company expects the adoption of SFAS 157 to have no material impact on the financial statements.

In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 ("FSP 157-2"), Effective Date of FASB Statement No. 157, which amended SFAS 157 to defer the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually, including goodwill and trademarks. In accordance with FSP 157-2, the Company will delay application of SFAS 157 for non-financial assets and non-financial liabilities, until January 1, 2009

UIB GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(j)	Commission and fee income recognition

The Group's revenue is derived principally from the provision of insurance brokerage services. The Group recognizes commission revenue when all of the following have occurred: persuasive evidence of an agreement with the insurance company exists, services have been provided, the fees for such services are fixed or determinable and collectability of the fee is reasonably assured.

Brokerage services are considered to be rendered and completed, and revenue is recognized, at the time the insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Group believes that it has met all the four criteria of commission revenue recognition when the premiums are collected by the Group or the respective insurance companies and not before, because collectability is not ensured until receipt of the premium.

(k)	Comprehensive income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income".  This statement establishes rules for the reporting of comprehensive income/(loss) and its components. Comprehensive income/(loss) consists of net income/(loss) and foreign currency translation adjustments.

Comprehensive income consist of the following:-

	2008	2007
	USD	USD

Net income	$5,425,639	$3,927,403
Other comprehensive income
- foreign currency translation	678,355	336,934

	$6,103,994	$4,264,337

(l)	Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the businesses that relate to a wide range of matters. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, and the specifics of each matter. Management is unaware of any liability claims that would require recognition in the financial statements.

(m)	Segment information

SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information" establishes standards for reporting information on operating segments in interim and annual financial statements.  The Company manages its business as a single operating segment engaged in the provision of insurance brokerage services in the PRC.

UIB GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(n)	Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities.  The Company places its cash in what it believes to be credit-worthy financial institutions.  The Company has a diversified customer base, most of which are in China.  The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures.  The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

(o)	Recently issued accounting standards

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which replaces SFAS No. 141. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. SFAS 141R is effective as of the beginning of an entity's fiscal year that begins after December 15, 2008, which will be the Group's fiscal year that begins after December 15, 2008. The Group is currently evaluating the potential impact, if any, of the adoption of SFAS 141R on its consolidated financial condition, results of operations and cash flows. The acquisition by ChinaGrowth will be accounted for in accordance with FAS 141R.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51 (SFAS 160)." SFAS 160 requires that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008. The Company does not expect SFAS 160 to have a material impact on our financial statements.

In April 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. 142-3  ("FSP 142-3") "Determination of the Useful Life of Intangible Assets." FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, "Goodwill and Other Intangible Assets," to include an entity's historical experience in renewing or extending similar arrangements, adjusted for entity-specific factors, even when there is likely to be "substantial cost or material modifications." FSP FAS 142-3 states that in the absence of historical experience an entity should use assumptions that market participants would make regarding renewals or extensions, adjusted for entity-specific factors. The guidance for determining the useful life of intangible assets included in this FSP will be applied prospectively to intangible assets acquired after the effective date of January 1, 2009. The Company does not expect FSP 142-3 to have a material impact on our financial statements.

UIB GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

2.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

(o)	Recently issued accounting standards (…/Cont’d)

In May 2008, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 162 ("FAS 162"), “The Hierarchy of Generally Accepted Accounting Principles”. Under FAS 162, the GAAP hierarchy will now reside in the accounting literature established by the Financial Accounting Standards Board. FAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with GAAP. FAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". FAS 162 will not impact the Company's financial statements.

Management does not believe that any recently issued,  but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

(p)	Principles of consolidation

The consolidated financial statements have been prepared assuming that UIB Group Limited was in existence during all periods presented and further that the contractual agreements which provide for the consolidation were in place during all periods presented. The consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entity ("VIE") for which the Company is the primary beneficiary.  All inter-company accounts and transactions have been eliminated in consolidation.  The Company has adopted FIN 46R which requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE's residual returns.

(q)	Income taxes

The Company accounts for income taxes under FASB Statement No. 109, "Accounting for Income Taxes." Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

Management has elected to defer the application of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes " ("FIN 48"), in accordance with FASB Staff Position No. 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Companies". The Company will continue to evaluate uncertain tax positions in accordance with FASB Statement No. 5,  "Accounting for Contingencies". Under that Statement, if it is probable that an uncertain tax position will result in a material liability and the amount of the liability can be estimated, then the estimated liability is accrued. The Company does not expect FIN 48 to have a material impact on our financial statements.

3.	CASH

Cash represents cash in bank and cash on hand.

UIB GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

4.	COMMISSIONS RECEIVABLE

The commissions receivable represents the commission receivable from insurance companies, as the Company provides brokerage services between schools, students and insurance companies. The Company has historically been able to collect all of its receivable balances, and accordingly, has not provided any allowance for doubtful accounts as of December 31, 2008 and 2007.

5.	PREPAYMENTS AND OTHER RECEIVABLES

      Prepayments and other receivables at December 31 consisted of the following:-

	2008	2007
	USD	USD

Prepayments	$85,956	$121,846
Other receivables
- Amount due from third parties	245,081	115,211
- Others	51,039	14,890
	$382,076	$251,947

6.	FURNITURE, FIXTURES AND EQUIPMENT, MOTOR VEHICLES

Furniture, fixtures and equipment, motor vehicles at December 31 consisted of the following:-

	2008	2007
	USD	USD

Furniture, fixtures and equipment	$1,645,432	$1,034,058
Motor vehicles	2,867,831	1,377,136
	4,513,263	2,411,194

Accumulated depreciation	(1,449,154)	(771,971)
	$3,064,109	$1,639,223

Depreciation charged to earnings for the years ended 2008 and 2007 was $618,226 and $351,058 respectively.

7.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables at December 31 consisted of the following:-

	2008	2007
	USD	USD

Accrued expenses and other payables (1)	$654,110	$1,289,390
Accruals for salaries and staff welfare	231,824	290,324
Other taxes payable	642,204	383,353
	$1,528,138	$1,963,067

(1)	Accrued expenses and other payables mainly represent provision made for expenses, accrued expenses and loan payables to third parties.

UIB GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

8.	STOCKHOLDERS' EQUITY

(a)	Capital

The Company was established in May 2008. Authorized capital stock of the Company includes 50,000 ordinary shares of USD1.00 each, all of which are issued and outstanding.  Outstanding capital contributions receivable at December 31, 2008 have been presented as an offset to owners' equity on the accompanying balance sheet.

The Company's VIE subsidiary - UIB Beijing's registered capital was RMB50,000,000 (USD1,812,295 based on the rate recorded on the date of capital injection in 2004, USD616,812 based on the rate recorded on the date of capital injection in 2005 and USD4,279,906 based on the rate recorded on the capital injection in 2008) making a total of USD6,709,013.

(b)	Retained earnings

Retained earnings at December 31 consisted of the following:-

	2008	2007
	USD	USD

Retained earnings	$8,691,307	$3,860,845
Statutory surplus reserve	595,177	-
	$9,286,484	$3,860,845

UIB Beijing is required to transfer 10% of its net profits after income tax, as determined in accordance with the PRC accounting rules and regulations. The appropriation is required until the statutory surplus reserve reaches 50% of the registered capital.

9.	OTHER INCOME

Other income at December 31 consisted of the following:-

	2008	2007
	USD	USD

Training income	$7,094	$15,433
Sundry income	15,815	2,956
	$22,909	$18,389

UIB GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

10.	INCOME TAXES

A reconciliation of the expected income tax expense to the actual income tax expense for the years ended December 31 are as follows:-

	2008	2007
	USD	USD

Income before tax	$7,409,563	$5,428,575

Expected tax (2008: 25%, 2007: 33%)	$1,852,391	$1,791,429
Tax effect of non-deductible branch
operating loss	-	76,195
Non-deductible expenses	131,533	10,344
Tax exempted	-	(38,676)
Tax rate lower than 33%	-	(357,396)
Tax understated in previous year	-	19,276
Actual income tax expense	$1,983,924	$1,501,172

For 2007, each branch of the Company is subject to local income tax. Losses at the branch losses are not available to offset income at other branches.

For 2008, the income tax rate was reduced from 33% to 25%. Losses at the branch losses were available to offset income at other branches.

The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company to substantial PRC taxes in the future.

11.	AMOUNTS DUE FROM / TO RELATED PARTIES

(a)	Amounts due from related party

	2008	2007
	USD	USD

Puhua Investment Company Limited	$-	$10,064

Puhua Investment Company Limited is under same control of owners of the Company. The unsecured, non interest-bearing advance was fully settled on June 19, 2008.

(b)	Amounts due to related parties

	2008	2007
	USD	USD
Beijing Hezheng Insurance Broker
Company Limited (a)	$-	$822,606
Shanghai Tianshi Investment Company Limited (b)	1,180,404	-
	$1,180,404	822,606

UIB GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

11.	AMOUNTS DUE FROM / TO RELATED PARTIES (…/Cont’d)

(b)	Amounts due to related parties (…/Cont’d)

(a)
Amount is unsecured, interest-free advance from Beijing Hezheng Insurance Broker Company Limited which is under same control of owners.  Amount is repayable on demand. Total outstanding as of December 31, 2007 was USD822,606. The amount due was fully settled on May 26, 2008.

(b)
Shanghai Tianshi Investment Company Limited held 20% shares of UIB Beijing. The advance is unsecured, non interest-bearing and have no repayment term unless UIB Beijing breachs the terms of loan agreement. Total outstanding as of December 31, 2008 was USD1,180,404.

12.	LEASE AGREEMENTS

As lessee

The Group utilizes office space provided by one of its directors at no cost. UIB Beijing also leases office under noncancelable operating lease arrangements expiring on various dates through 2012. UIB Beijing anticipates that most of these will be renewed or replaced upon expiration. At December 31, 2008, the aggregate future minimum lease payments under all noncancelable lease agreements were as follows:-

USD
December 31
2009	$332,436
2010	172,037
2011	67,067
2012	3,444
Total minimum future lease payments	$574,984